Filed Pursuant to Rule 424(B)(1)
Registration No: 333-157700

THE MONEY TREE INC.

$35,000,000 Subordinated Demand Notes

We are offering up to $35,000,000 in aggregate principal amount of our Subordinated Demand Notes (“Demand Notes”) on a continuous basis. A minimum initial investment of $100 is required.

We will issue the Demand Notes in denominations of at least $1, subject to the initial minimum investment requirement of $100. The Demand Notes shall have no stated maturity and shall be payable or redeemable, in whole or in part, at any time at your option, subject to the subordination provisions. The Demand Notes shall bear interest at a variable rate (compounded daily based upon a 365-day year), which will vary depending upon the daily average balance held by you. When we set interest rates for each range of balances, such rates become effective for and applied to all Demand Notes with a daily average balance within that range, whether existing or newly issued. These interest rates may be the same or different for each range of balances and we may increase or decrease the rate for any range independently of the other ranges without advance notice to you after the date of purchase. We will only pay interest on a Demand Note when you make a demand for payment of principal of the Demand Note.

You may obtain the current interest rates payable on the Demand Notes by calling our executive offices in Bainbridge, Georgia at (877) 468-7878 (toll free) or (229) 248-0990 or by visiting our web site at www.themoneytreeinc.com. We will file a Rule 424(b)(2) prospectus supplement setting forth the current interest rates with the Securities and Exchange Commission (SEC) upon any change in the interest rates.

We are offering the Demand Notes through our designated selling officer, Jennifer Ard, without an underwriter and on a continuous basis. We do not have to sell any minimum amount of Demand Notes to accept and use the proceeds of this offering. We cannot assure you that all or any portion of the Demand Notes we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. Therefore, you will not be entitled to the return of your investment. The Demand Notes are not listed on any securities exchange, and there is no public trading market for the Demand Notes. We have the right to reject any subscription, in whole or in part, for any reason.

We may at our option redeem at any time the Demand Notes (1) upon at least 30 days’ written notice to you, or (2) if the principal balance falls below $100, for a redemption price equal to the principal amount plus any unpaid interest thereon to the date of redemption. Demand Notes shall be payable or redeemable, in whole or in part, at your option at any time, subject to subordination. All payments or redemptions must be made either in person or by mail at our executive offices in Bainbridge, Georgia.

You should read this prospectus and any applicable prospectus supplement carefully before you invest in the Demand Notes. These Demand Notes are our general unsecured obligations and are subordinated in right of payment to all of our present and future senior debt. We expect to incur additional debt in the future, including, without limitation, the Demand Notes offered pursuant to this prospectus.

The Demand Notes are not certificates of deposit or similar obligations guaranteed by any depository institution, and they are not insured by the Federal Deposit Insurance Corporation (FDIC) or any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to use to repay the Demand Notes.

See “Risk Factors” beginning on page 10 for certain factors you should consider before buying the Demand Notes. These risks include the following:

•	The Demand Notes are risky and speculative investments for suitable investors only.

•

The opinion of our independent registered accounting firm for the fiscal year ended September 25, 2009, includes an explanatory paragraph that states that we have suffered recurring losses from operations and have a net capital deficiency that raise substantial doubt about our ability to continue as a going concern. Our net loss was $12.9 million and $10.0 million during fiscal years 2009 and 2008, respectively. For the six months ended March 25, 2010, we incurred a net loss of $5.0 million. As of March 25, 2010, we had a shareholders’ deficit of $38.7 million.

•

The collectibility of our finance receivables has been severely and negatively affected by general economic conditions, and we have not been able to recover the full amount of delinquent accounts by resorting to the sale of collateral or receipt of non-filing insurance proceeds. As of March 25, 2010, our finance receivables, net of allowance for credit losses, were $43.1 million, and our total debt outstanding, including accrued interest, was $87.4 million.

•

If we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital resources will continue to be severely and negatively affected. During the fiscal year ended September 25, 2009, we (1) received gross proceeds of $10.0 million from the sale of debentures and $3.0 million from the sale of demand notes, and (2) paid $18.6 million for redemption of debentures and $3.5 million for redemption of demand notes. During the six months ended March 25, 2010, we (1) received gross proceeds of $4.7 million from the sale of debentures, (2) paid $7.6 million for redemption of debentures issued by us and our subsidiary, The Money Tree of Georgia Inc. and (3) received $0.2 million in net sales of demand notes.

•

We have restated our financial statements twice in the past two years, resulting in material financial misstatements and the temporary suspension of our offerings. Our inability to sell debentures and demand notes during these periods has negatively affected our financial condition, and any future misstatement could further weaken our liquidity and operating results.

•

If we or our operations suffer from severe negative publicity, we could be faced with significantly greater payment or redemption obligations from holders of the Series B Variable Rate Debentures (“Debentures”) and Demand Notes than we have cash available for such payments or redemptions.

•

We may be unable to meet our debenture and demand note obligations, which could force us to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.

•

If we default in our Debenture or Demand Note payment obligations, the indenture agreements relating to our Debentures and Demand Notes provide that the trustee could accelerate all payments due under the Debentures and Demand Notes, which would further negatively affect our financial position.

These securities have not been approved or disapproved by the SEC or any state securities commission, and neither the SEC nor any state securities commission has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 2, 2010.

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ii

You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell the Demand Notes only in jurisdictions where offers and sales are permitted.

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QUESTIONS AND ANSWERS

Below we have provided some of the more frequently asked questions and answers relating to the offering of the Demand Notes. Please see the “Prospectus Summary” and the remainder of this prospectus for more information about the offering of the Demand Notes.

Q:	Who is The Money Tree Inc. (the Company)?

A:	We are a consumer finance company operating since our inception in 1987 through our branch offices in 93 locations throughout Georgia, Alabama, Louisiana and Florida.

Q:	What are your primary business activities?

A:	We primarily make, purchase and service direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans are direct loans to customers for general use, which are collateralized by existing automobiles or consumer goods, or are unsecured. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either from one of our branch locations or from a retail store and are collateralized by such consumer goods. Motor vehicle installment sales contracts are initiated by us or purchased from automobile dealers subject to our credit approval. We originate direct consumer loans and consumer sales finance contracts primarily in our branch office locations. As of March 25, 2010, direct consumer loans comprised 29.7%, auto sales finance contracts comprised 45.5% and consumer sales finance contracts comprised 24.8% of the gross amount of our outstanding loans and contracts. Most of our customers have “subprime” credit ratings and are considered higher than average credit risks. We sell retail merchandise, principally furniture, appliances and electronics, at certain of our branch office locations and operate three used automobile dealerships in the State of Georgia. We also offer, among other products and services, credit and non-credit insurance products, prepaid phone services and automobile club memberships to our loan customers. Insurance products include credit life, credit accident and sickness, and collateral protection, which are issued by a non-affiliated insurance company.

Q:	What kind of offering is this?

A:	We are offering up to $35,000,000 of Demand Notes to residents of the State of Georgia.

Q:	What is a Demand Note?

A:	A Demand Note is our promise to repay your principal investment on demand by you plus interest earned to that date. The Demand Notes are our general unsecured obligations and are subordinated in right of payment to all of our present and future senior debt. Subordinated means that if we are unable to pay our debts as they come due, all of the senior debt would be paid first, before any payment would be made on the Demand Notes. As of March 25, 2010, we had the following accrued interest payable and outstanding debt that ranks equal with or senior to the Demand Notes:

Accrued interest payable	$13,173,668
Senior debt	125,430
Debentures	70,713,720
Demand Notes	3,393,189

Total	$87,406,007

We expect to incur additional debt in the future, including, without limitation, the Demand Notes offered pursuant to this prospectus.

Q:	Is my investment in the Demand Notes insured?

A:	No. The Demand Notes are not certificates of deposit or similar obligations or guaranteed by any depository institution, and they are not insured by the FDIC or any governmental or private insurance fund, or any other entity. They are backed only by the faith and credit of our company and our operations.

Q:	How is the interest rate determined?

A:	The interest rate offered on the Demand Notes varies depending on the average daily balances in the following ranges: $1.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over. When we establish an interest rate for each range of balances, it becomes effective for and applied to all Demand Notes with a daily balance within that range, whether existing or newly issued. If your average daily balance changes at any time during which you hold Demand Notes, your interest rate will change accordingly.

Q:	How is interest calculated and paid to me?

A:	The interest rate is a variable rate, and interest is compounded daily (based on a 365-day year). The interest rate may be the same or different for each range of balances, and we may increase or decrease the rate for any range independently of the others without notice to you after the date of purchase. In other words, we can change the interest rate payable to you at any time in our discretion. Interest is only payable when you make a demand for payment of principal of the Demand Note.

Q:	Do the Demand Notes have a maturity date?

A:	No. A Demand Note is payable to you on your demand.

Q:	When may I redeem the Demand Note?

A:	Subject to the subordination provisions, you may redeem or demand payment on the Demand Note at any time. In such event, we will pay you the outstanding principal balance plus interest earned to the date of redemption.

Q:	Can you force me to redeem my Demand Note?

A:	Yes, we may call your Demand Note for redemption at any time upon 30 to 60 days’ notice. We may, in our sole discretion, redeem any Demand Note in full if the principal balance falls below $100 at any time. Any such redemptions by us will be for a price equal to the principal amount plus accrued interest to the date of redemption.

Q:	How are the Demand Notes sold?

A:	The Demand Notes are offered by our designated selling officer without an underwriter. We intend to market the offering primarily by placing advertisements in local newspapers, purchasing roadway sign advertisements and placing signs in our branch office locations in states in which we have properly registered the offering or qualified for an exemption from registration.

Q:	What will you do with the proceeds raised from this offering?

A:	If all the Demand Notes offered by this prospectus are sold, we expect to receive approximately $34,385,000 in net proceeds after deducting all costs and expenses associated with this offering. We intend to use substantially all of the net cash proceeds from this offering in the following order of priority:

•	to redeem (1) debentures and demand notes of our subsidiary, The Money Tree of Georgia Inc. and (2) the Series A Variable Rate Subordinated Debentures, Debentures and Demand Notes issued by us;

•	to make interest payments to holders of all of our debentures and demand notes;

•	to the extent we have remaining net proceeds and adequate cash on hand, to fund the following activities:

¡	to make additional consumer loans;

¡	to fund the purchase of inventory of used cars;

¡	to open new branch office locations;

¡	to acquire loan receivables from competitors; and

¡	for working capital and other general corporate purposes.

Q:	What are some of the significant risks of my investment in the Demand Notes?

A:	You should carefully read and consider all risk factors beginning on page 10 of this prospectus prior to investing. Below is a summary of some of the significant risks of an investment in the Demand Notes:

•	the Demand Notes are risky and speculative investments for suitable investors only;

•

the opinion of our independent registered accounting firm for the fiscal year ended September 25, 2009, includes an explanatory paragraph that states that we have suffered recurring losses from operations and have a net capital deficiency that raise substantial doubt about our ability to continue as a going concern;

•	we suffered significant losses during fiscal years 2007, 2008 and 2009 and we anticipate such losses will likely continue in 2010;

•

we have suffered significant credit losses due to continued weakening economic conditions, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected;

•	if we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital needs will continue to be severely and negatively affected;

•	we may have insufficient cash to meet our debt obligations;

•

the collectibility of our finance receivables has been severely and negatively affected by general economic conditions and we have not been able to recover the full amount of delinquent accounts by resorting to sale of collateral or receipt of non-filing insurance proceeds;

•	our typical customer base has “subprime” credit ratings and higher than average credit risks which has resulted in increased loan defaults;

•

if we are unable to meet our debenture and demand note redemption obligations, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment;

•

our internal controls over financial reporting have not been effective in preventing or detecting misstatements in our financial statements, and if we fail to detect material misstatements in our financial statements, our financial condition and operating results could be severely and negatively affected;

•

if we find further errors in our previously issued financial statements, we may again need to suspend our offerings of demand notes and debentures until such time as the financial misstatements can be corrected, and if correcting those errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected;

•

if we or our operations suffer from severe negative publicity, we could be faced with significantly greater payment or redemption obligations from holders of the Debentures and Demand Notes than we have cash available for such payments or redemptions;

•	we can provide no assurance that any Demand Notes will be sold or that we will raise sufficient proceeds to carry out our business plans;

•

if we default in our Debenture or Demand Note payment obligations, the indenture agreements relating to our Debentures and Demand Notes provide that the trustee could accelerate all payments due under the Debentures and Demand Notes, which would further negatively affect our financial position;

•	our Demand Notes are not insured or guaranteed by any third party, so you are dependent upon our ability to manage our business and generate adequate cash flows;

•	payment on the Demand Notes is subordinate to the payment of all outstanding present and future senior debt, and the indenture does not limit the amount of senior debt we may incur;

•

payment of interest and principal on the Demand Notes is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of debentures and demand notes issued by The Money Tree of Georgia Inc.;

•	our significant shareholders’ deficit balance (and balance sheet insolvency) may limit our ability to obtain future financing, which could have a negative effect on our operations and our liquidity;

•	our lack of a significant line of credit could affect our liquidity; and

•	we are controlled by the Martin family and do not have any independent board members overseeing our operations.

Q:	Who may I contact for more information?

A:	While our branch office personnel would be happy to provide you with a prospectus and may accept your investment check and documentation, they are not allowed to answer any substantive questions about your investment. If you have questions about the offering of the Demand Notes or need additional information, please call our executive office at (877) 468-7878 (toll free) or (229) 248-0990 (in Georgia).

PROSPECTUS SUMMARY

This summary highlights selected information, most of which was not otherwise addressed in the “Questions and Answers” section of this prospectus. For more information about us, you should carefully read the entire prospectus, including the section entitled “Risk Factors,” the financial statements and other financial data, any related prospectus supplement and the documents we have referred you to in “Where You Can Find More Information.”

Our Company

We were incorporated in Georgia in 1987, and our principal corporate office is located at 114 South Broad Street, Bainbridge, Georgia 39817. Our general telephone number is (229) 246-6536. Information about us can be found at www.themoneytreeinc.com. The information contained on this website is not part of this prospectus.

The Offering

Securities Offered	We are offering up to $35,000,000 in aggregate principal amount of our Demand Notes. The Demand Notes are governed by an indenture between us and U.S. Bank National Association, as trustee. The Demand Notes do not have the benefit of a sinking fund. See “Description of Demand Notes.”

Denominations	Increments of at least $1.

Minimum Investment	A minimum initial investment of $100 is required.

Form of Investment	Investments in Demand Notes may be made by check or by automatic debit of your bank account.

Interest Rate	Variable interest rate, compounded daily based on a 365-day year, which will vary depending upon the average daily balances in the following ranges: $1.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.

Payment of Interest	Interest is payable only when you make a demand for payment of principal of the Demand Note.

No Maturity	Demand Notes shall have no stated maturity.

Payment/Redemption	Demand Notes shall be payable or redeemable, in whole or in part, at your option at any time, subject to subordination. All payments or redemptions must be made either in person or by mail at our executive offices in Bainbridge, Georgia.

Redemption by Us	We may redeem the Demand Notes at any time upon 30 to 60 days’ written notice to you for a price equal to principal plus interest accrued to the date of redemption.

Redemption if Balance Falls Below $100	We may, at our sole option, redeem any Demand Note in full, if the principal balance of such Demand Note falls below $100 at any time, for a price equal to principal plus interest accrued to the date of redemption.

Subordination	Demand Notes are subordinated, in all rights to payment and in all other respects, to all of our debt except for debt that by its terms expressly provides that such debt is not senior in right to payment of the Demand Notes. Senior debt includes, without limitation, all of our bank and finance company debt and any line of credit we may obtain in the future. This means that if we are unable to pay our debts when due, all of the senior debt would be paid first, before any payment would be made on the Demand Notes.

Event of Default	Under the indenture, an event of default is generally defined as (1) a default in the payment of principal and interest on the Demand Notes that is not cured for 30 days, (2) our becoming subject to certain events of bankruptcy or insolvency, or (3) our failure to comply with provisions of the Demand Notes or the indenture if such failure is not cured or waived within 60 days after receipt of a specific notice.

Transfer Restrictions	Transfer of a Demand Note is effective only upon the receipt of valid transfer instructions by the registrar from the Demand Note holder of record.

Trustee	U.S. Bank National Association, a national banking association.

Risk Factors	See “Risk Factors” beginning on page 10 and other information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the Demand Notes.

Summary Consolidated Financial Data

The following table summarizes certain financial data of our business. You should read this summary together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary balance sheet data as of September 25, 2009 and 2008 (all restated), and the summary statement of operations data for the fiscal years ended September 25, 2009, 2008 and 2007 (all restated), have been derived from our audited consolidated financial statements and related notes included in this prospectus. The summary balance sheet data as of September 25, 2007, 2006 and 2005 (all restated), and the summary statement of operations data for the fiscal years ended September 25, 2006 and 2005, have been derived from our audited consolidated financial statements that are not included in this prospectus. Our summary balance sheet data, as of March 25, 2010, and summary statement of operations data, for the six months ended March 25, 2010 and 2009 (restated), have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. Our summary balance sheet data, as of March 25, 2009 (restated), have been derived from our unaudited consolidated financial statements that are not included in this prospectus.

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Consolidated Operations Data	As of, and for, the Six Months Ended March 25,		As of, and for, the Fiscal Year Ended September 25,
(in thousands except ratios)	2010	2009	2009	2008	2007	2006	2005
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Net interest and fee income (loss)(1)	$523	$(376)	$(2,636)	$(2,038)	$3,515	$7,980	$8,372
Insurance commissions	2,770	4,832	8,354	9,615	10,120	11,263	10,490
Delinquency fees	732	835	1,561	1,720	1,776	1,565	1,676
Other income(2)	762	789	530	647	751	772	959

Net revenues before retail sales	5,051	6,414	9,411	11,788	18,109	23,537	22,972
Gross margin on retail sales	2,336	2,943	5,653	6,033	6,832	6,361	5,703

Net revenues	7,387	9,357	15,064	17,821	24,941	29,898	28,675
Operating expenses	(12,362)	(14,935)	(28,426)	(28,469)	(27,604)	(29,151)	(29,205)

Net operating income (loss)	(4,975)	(5,578)	(13,362)	(10,468)	(2,663)	747	(530)
Other non-operating income	-	-	-	-	-	151	-
Gain (loss) on sale of property and equipment	14	84	(11)	(21)	(19)	(75)	(81)

Income (loss) before income tax benefit (expense)	(4,961)	(5,494)	(13,373)	(10,669)	(2,682)	823	(611)
Income tax benefit (expense)	-	-	438	682	(1,109)	(274)	(304)

Net income (loss)	$(4,961)	$(5,494)	$(12,935)	$(9,987)	$(3,791)	$549	$(915)

Ratio of earnings to fixed charges(3)	(4)	(4)	(4)	(4)	(4)	1.10	(4)
Cash and cash equivalents	$1,197	$3,190	$2,922	$12,541	$17,854	$12,920	$9,619
Finance receivables, net(5)	43,054	53,419	47,356	59,787	67,126	70,903	69,886
Other receivables	588	1,454	717	957	861	1,013	1,099
Inventory	1,189	2,587	2,202	3,167	3,057	2,195	2,402
Property and equipment, net	3,872	4,479	4,227	4,906	4,220	4,581	4,850
Total assets	50,991	76,103	59,254	83,857	95,862	95,732	91,231
Senior debt	125	711	327	695	512	669	1,186
Subordinated debt	-	-	-	-	-	970	1,800
Debentures(6)	70,714	73,344	73,603	82,209	81,861	77,910	68,905
Demand notes(6)	3,393	2,860	3,147	3,658	5,991	8,137	12,867
Shareholders’ deficit	$(38,736)	$(26,333)	$(33,774)	$(20,839)	$(10,852)	$(7,060)	$(6,609)

(1)	Net of interest expense and provision for credit losses.
(2)

Includes commissions from motor club memberships received from Interstate Motor Club, Inc., an affiliated entity, and income from income tax return preparation services received from Cash Check Inc. of Ga., a previously affiliated entity that was dissolved in December 2007.

(3)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of this ratio, “earnings” is determined by adding pre-tax income to “fixed charges,” which consists of interest on all indebtedness and an interest factor attributable to rent expense.

(4)

Calculation results in a deficiency in the ratio (i.e., less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $4,961,472 and $5,493,971 for the six months ended March 25, 2010 and 2009, respectively; and $13,372,623, $10,669,231, $2,682,314, and $611,423 for the fiscal years ended September 25, 2009, 2008, 2007 and 2005, respectively.

(5)	Net of unearned insurance commissions, unearned finance charges, unearned discounts and allowance for credit losses.
(6)	Issued, in part, by our subsidiary, The Money Tree of Georgia Inc. See Note 7 to our audited consolidated financial statements for the year ended September 25, 2009.

RISK FACTORS

Our operations and your investment in the Demand Notes are subject to a number of risks. You should carefully read and consider these risks, together with all other information in this prospectus, before you decide to buy the Demand Notes. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the Demand Notes could be materially adversely affected.

Risks Related to Our Offering

The Demand Notes are risky and speculative investments for suitable investors only.

You should be aware that the Demand Notes are risky and speculative investments suitable only for investors of adequate financial means. If you cannot afford to lose your entire investment, you should not invest in the Demand Notes. Potential investors are required to complete a purchaser suitability questionnaire to assist our executive officers in determining whether an investment in the Demand Notes is a suitable investment, and such executive officers have the right to reject any potential investor. If we accept an investment, you should not assume that the Demand Notes are a suitable and appropriate investment for you.

If we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital needs will continue to be severely and negatively affected.

We are substantially reliant upon the net offering proceeds we receive from the sale of our debentures and demand notes to meet our liquidity needs. We use these net offering proceeds to fund redemption obligations, make interest payments and to fund other working capital. Since 2005, we or our subsidiary, The Money Tree of Georgia Inc., have sold approximately $58.1 million of debentures and $20.5 million of demand notes. For the fiscal year ended September 25, 2009, we redeemed $18.6 million in debentures and $3.5 million in demand notes, while only receiving $10.0 million and $3.0 million from the sale of new debentures and demand notes, respectively. During the six months ended March 25, 2010, we (1) received gross proceeds of $4.7 million from the sale of debentures, (2) paid $7.6 million for redemption of debentures issued by us and our subsidiary, The Money Tree of Georgia Inc. and (3) received $0.2 million in net sales of demand notes. Furthermore, on January 26, 2010, we temporarily suspended our offerings of variable rate subordinated debentures and subordinated demand notes while the SEC reviewed our post effective amendments to our registration statements on Form S-1. If we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital needs will be severely and negatively affected.

We may have insufficient cash to meet our debt obligations.

Our cash and cash equivalents as of March 25, 2010 was $1,197,218. Furthermore, our ratio of earnings to fixed charges is less than one, and has been negative since fiscal year 2006, indicating that we have insufficient funds from operations to meet our fixed obligations. Our net loss before taxes, which constitutes the deficiency in earnings to cover fixed charges, was $4,961,472 for the six months ended March 25, 2010, and $13,372,623 for the fiscal year ended September 25, 2009. In addition to our fixed obligations and elective redemptions of our demand notes and debentures, based on the scheduled maturity dates (i.e., debentures which have reached their extended eight-year maturity dates) of the debentures issued by our subsidiary, The Money Tree of Georgia Inc., during calendar year 2010 redemptions of these debentures will total $7,482,350. If we are unable to raise sufficient funds through the sale of debentures and demand notes, and we are unable to obtain additional financing or other sources of capital, we may not have adequate cash on hand to meet all of our financial obligations.

If we are unable to meet our debenture and demand note redemption obligations, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.

In addition to the Demand Notes we issue pursuant to this prospectus, we may issue demand notes, debentures, or similar debt instruments to investors in order to raise funds for our operations. As of March 25, 2010, we had a total of $70,713,720 of debentures and $3,393,189 of demand notes outstanding, which demand notes may be redeemed by our investors at any time. Of this amount, our subsidiary, The Money Tree of Georgia Inc., has outstanding $26,323,084 of debentures and $318,186 of demand notes. While the maturing debentures of our subsidiary are subject to substantially similar early redemption and automatic extension provisions as the debentures, we cannot predict with any accuracy the number of debenture holders who will elect to redeem such debentures at or prior to maturity. We intend to pay these and any other redemption obligations using our normal cash sources, such as collections on finance receivables and used car sales, as well as proceeds from the sale of the debentures and demand notes. We are substantially reliant upon the net offering proceeds we receive from the sale of the debentures and demand notes. However, during the fiscal year ended September 25, 2009, we redeemed $18.6 million in debentures and $3.5 million in demand notes, while only receiving $10.0 million and $3.0 million from the sale of new debentures and demand notes, respectively. Furthermore, on January 26, 2010, we temporarily suspended our offerings of variable rate subordinated debentures and subordinated demand notes while the SEC reviewed our post effective amendments to our registration statements on Form S-1. Therefore, we have had to use funds from operations to fund these net redemptions. Our operations and other sources of funds may not provide sufficient available cash flow to meet our continued redemption obligations if the amount of redemptions continues at its current pace and we continue to suffer losses and use funds from operations to fund redemptions. If we are unable to repay or redeem the principal amount of debentures or demand notes when due, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.

Our internal controls over financial reporting have not been effective in preventing or detecting misstatements in our financial statements, and if we fail to detect material misstatements in our financial statements, our financial condition and operating results could be severely and negatively affected.

For our fiscal years ended September 25, 2009 and 2008, we concluded that our system of internal controls over financial reporting contained a material weakness and was not operating effectively. This resulted in errors in our previously issued financial statements and even greater recognized losses and shareholders’ deficit balances. There can be no assurance that in the future our system of internal controls would detect misstatements in our financial statements. If we fail to detect material misstatements in our financial statements in the future, our financial condition and operating results could be severely and negatively affected.

If we find further errors in our previously issued financial statements, we may again need to suspend our offerings of demand notes and debentures until such time as the financial misstatements can be corrected, and if correcting those errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected.

On April 23, 2010, we concluded that the previously issued audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 25, 2009 and the unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the three months ended December 25, 2009, should no longer be relied upon because of an error in the statements. We decided to restate our audited consolidated financial results as of September 25, 2009 and 2008 and for the three years ended September 25, 2009, 2008 and 2007, and subsequently filed an amended Annual Report on Form 10-K and Quarterly Report on Form 10-Q to accurately reflect our restated financial position and results of operations. The error in the financial statements was, in part, caused by a material weakness in our internal control over financing reporting. In the future, if we conclude that our previously issued financial statements contain errors and cannot be relied upon, we may suspend the sale of debentures and demand notes under our current offerings until such time as the errors are corrected. If correcting these errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected.

We can provide no assurance that any Demand Notes will be sold or that we will raise sufficient proceeds to carry out our business plans.

We are offering the Demand Notes through our designated selling officer without a firm underwriting commitment. While we intend to sell up to $35,000,000 in principal amount of Demand Notes, there is no minimum amount of proceeds that must be received from the sale of the Demand Notes in order to accept proceeds from the Demand Notes actually sold. Accordingly, we can provide no assurance about the total principal amount of Demand Notes that will be sold. Therefore, we cannot assure you that we will raise sufficient proceeds to carry out our business plans.

If we or our operations suffer from severe negative publicity, we could be faced with significantly greater payment or redemption obligations from holders of the Debentures and Demand Notes than we have cash available for such payments or redemptions.

Because our Debentures are redeemable by holders at the end of any interest adjustment period and our Demand Notes are payable or redeemable at any time by holders, we cannot control the amount or timing of such payments or redemptions. If we or our operations suffer from severe negative publicity, we may receive significantly greater payment or redemption requests in a short time period than we have cash available to fund such payments or redemptions. In such event, we could be declared in default on the Demand Notes and other debt instruments and you could lose your entire investment.

If we default in our Debenture or Demand Note payment obligations, the indenture agreements relating to our Debentures and Demand Notes provide that the trustee could accelerate all payments due under the Debentures and Demand Notes, which would further negatively affect our financial position.

Our obligations with respect to the Debentures and Demand Notes are governed by the terms of indenture agreements with U.S. Bank National Association, as trustee. Under the indentures, in addition to other possible events of default, if we fail to make a payment of principal or interest under any Debenture or Demand Note and this failure is not cured within 30 days, we will be deemed in default. Upon such a default, the trustee or holders of 25% in principal of the outstanding Debentures or Demand Notes could declare all principal and accrued interest immediately due and payable. Since our total assets do not cover these debt payment obligations, we would most likely be unable to make all payments under the Debentures or Demand Notes when due, and we might be forced to cease our operations.

Our Demand Notes are not insured or guaranteed by any third party, so you are dependent upon our ability to manage our business and generate adequate cash flows.

Our Demand Notes are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal and interest on the Demand Notes. During 2007, 2008 and 2009, we incurred significant losses and we have used substantial amounts of operating cash flows to fund redemptions of debentures and demand notes. If these trends continue, you could lose your entire investment.

Our operations are not subject to the stringent banking regulatory requirements designed to protect investors, so your investment is completely dependent upon our successful operation of our business.

Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks and thrift institutions and are not subject to periodic compliance examinations by federal banking regulators. Therefore, an investment in our Demand Notes does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on your investment is completely dependent upon our successful operation of our business. To the extent that we do not successfully operate our business, our ability to repay the principal and interest on the Demand Notes will be impaired.

There is no sinking fund to ensure repayment of the Demand Notes at maturity, so you are totally reliant upon our ability to generate adequate cash flows.

We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the Demand Notes. Because funds are not set aside periodically for the repayment of the Demand Notes, you must rely on our cash flow from operations and other sources of financing for repayment, such as funds from the sale of demand notes and debentures and credit facilities, if any. To the extent cash flow from operations and other sources are not sufficient to repay the Demand Notes, you may lose all or a part of your investment.

An increase in market interest rates may result in a reduction in our liquidity and increased losses or delay in our return to profitability and impair our ability to pay interest and principal on our debentures and demand notes.

Interest rates are currently at or near historic lows. Sustained, significant increases in interest rates could unfavorably impact our liquidity and increase our losses or delay our return to profitability by reducing the interest rate spread between the rate of interest we receive on loans and interest rates we must pay under our demand notes and debentures and any bank debt we incur. Any reduction in our liquidity and increase in our losses or delay in our return to profitability would diminish our ability to pay interest and principal on the Demand Notes.

Payment on the Demand Notes is subordinate to the payment of all outstanding present and future senior debt, and the indenture does not limit the amount of senior debt we may incur.

The Demand Notes are subordinate and junior to any and all of our senior debt. There are no restrictions in the indenture regarding the amount of senior debt or other indebtedness that we or our subsidiaries may incur. Upon the maturity of our senior debt, by lapse of time, acceleration or otherwise, the holders of our senior debt have first right to receive payment in full prior to any payments being made to you as a Debenture holder. Therefore, you would only be repaid if funds remain after the repayment of our senior debt. As of March 25, 2010, we had $125,430 of senior debt outstanding.

Payment of interest and principal on the Demand Notes is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of debentures and demand notes issued by The Money Tree of Georgia Inc.

Substantially all of our assets and operations are conducted through our subsidiaries. As a result, all the creditors of our subsidiaries, including the holders of the demand notes and debentures issued by The Money Tree of Georgia Inc., would be paid prior to our subsidiaries being allowed to distribute any amounts to us. As of March 25, 2010, $318,186 of demand notes and $26,323,084 of debentures issued by The Money Tree of Georgia Inc. were outstanding. If our subsidiaries did not have sufficient funds to pay their debts, our ability to pay interest and principal on the Demand Notes would be impaired.

The indenture does not contain covenants restricting us from taking certain actions, and therefore the indenture provides very little protection of your investment.

The Demand Notes do not have the benefit of extensive covenants. The covenants in the indenture are not designed to protect your investment if there is a material adverse change in our financial condition or results of operations. For example, the indenture does not contain any restrictions on our ability to create or incur senior debt or other debt or to pay dividends or any financial covenants (such as a fixed charge coverage or minimum net worth covenants) to help ensure our ability to repay the principal and interest on the Demand Notes. In addition, the indenture does not contain covenants specifically designed to protect you if we engage in a highly leveraged transaction. Therefore, the indenture provides very little protection of your investment.

If we redeem the Demand Notes, you may not be able to reinvest the proceeds at comparable rates.

We may redeem, at our option, at any time, the Demand Notes (1) upon at least 30 days written notice, or (2) if the principal balance falls below $100. In the event we redeem your Demand Note, you would have the risk of reinvesting the proceeds at the then-current market rates, which may be higher or lower.

Risks Related to Our Business

There is uncertainty as to our ability to continue as a going concern.

The opinion of our independent registered accounting firm for the fiscal year ended September 25, 2009, which is included with our audited consolidated financial statements and related notes included in this prospectus, includes an explanatory paragraph that states that we have suffered recurring losses from operations and have a net capital deficiency that raise substantial doubt about our ability to continue as a going concern. If we cannot generate sufficient cash flow to meet our obligations on a timely basis through the sale of Debentures and Demand Notes and collections from our customers, originate new loans, and ultimately attain profitable operations, there can be no assurance that we will be able to continue as a going concern. See “Basis of Financial Statement Presentation” in Note 2 to our Consolidated Financial Statements.

We suffered significant losses during fiscal years 2007, 2008 and 2009 and we anticipate such losses will likely continue in 2010.

Our net losses were approximately $3.8 million, $10.0 million and $12.9 million during fiscal years 2007, 2008 and 2009, respectively. Our net loss was approximately $5.0 million for the six months ended March 25, 2010. We anticipate that such significant losses will likely continue in 2010.

We have suffered significant credit losses due to continued weakening economic conditions, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.

Because our business consists mainly of making loans to individuals who depend on their earnings to make their repayments, our ability to operate on a profitable basis depends to a large extent on the continued employment of those individuals and their ability to meet their financial obligations as they become due. In the current recession and continued downturn in the U.S. and local economies in which we operate, our customers have been affected by the resulting unemployment and increases in the number of personal bankruptcies. Therefore, we continue to experience increased credit losses and our collection ratios and profitability could continue to be materially and adversely affected. This recession has negatively affected our customers’ disposable income, confidence and spending patterns and preferences, which in turn are negatively impacting our sales of consumer goods and vehicles and our customers’ ability to repay their obligations to us. As a result, we continue to experience significant credit losses through loan charge-offs. For the fiscal year ended September 25, 2009, our charge-offs, net of recoveries, for our entire loan portfolio were $10.6 million, or 16.7% of average net finance receivables, and charge-offs for the direct consumer loans and consumer sales finance contract segments were 23.1% of the related average receivables. These high levels of charge-offs have had a negative impact on our operations and profitability. Should the current economic conditions continue or worsen, our operations and profitability will continue to be materially and adversely affected.

Our significant shareholders’ deficit balance (and balance sheet insolvency) may limit our ability to obtain future financing, which could have a negative effect on our operations and our liquidity.

As of March 25, 2010, we had a shareholders’ deficit of $38.7 million, which means our total liabilities greatly exceed our total assets. Bankruptcy law defines this as balance sheet insolvency. The existence of a significant shareholders’ deficit may limit our ability to obtain future debt or equity financing. If we are unable to obtain financing in the future, it will likely have a negative effect on our operations and our liquidity and our ability to continue as a going concern.

Our lack of a significant line of credit could affect our liquidity.

We have operated without a significant line of credit for the past several years. We have been seeking for several months to obtain a line of credit as an additional source of long-term financing. If we fail to obtain a line of credit, we will be more dependent on the proceeds from the debentures and demand notes for our continued liquidity. Since our sales of the debentures and demand notes have been significantly curtailed, our failure to obtain a line of credit would negatively affect our ability to meet our obligations.

The collectibility of our finance receivables has been severely and negatively affected by general economic conditions and we have not been able to recover the full amount of delinquent accounts by resorting to sale of collateral or receipt of non-filing insurance proceeds.

Our liquidity is dependent on, among other things, the collection of our finance receivables. We continually monitor the delinquency status of our finance receivables and promptly institute collection efforts on delinquent accounts. Collections of our consumer finance receivables have been severely and negatively affected by general economic conditions. Since we do not ordinarily perfect our security interest in collateral for loans, we have not been able to recover the full amount of outstanding receivables by resorting to the sale of collateral or receipt of non-filing insurance proceeds.

Our typical customer base has “subprime” credit ratings and higher than average credit risks which has resulted in increased loan defaults.

We typically lend money to individuals who have difficulty receiving loans from banks and other financial institutions because of credit problems or other adverse financial circumstances. Therefore, we have a higher risk of loan default among our customers than other lending companies. If we continue to suffer increased loan defaults, our operations will be materially adversely affected, and we may have difficulty making our principal and interest payments on the Demand Notes.

Hurricanes or other adverse weather events could negatively affect local economies or cause disruption to our branch office locations, which could have an adverse effect on our business or results of operations.

Our operations are conducted in the States of Georgia, Florida, Alabama and Louisiana, including areas susceptible to hurricanes or tropical storms. Such weather events can disrupt our operations, result in damage to our branch office locations and negatively affect the local economies in which we operate. We cannot predict whether or to what extent future hurricanes will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations and an increase in the risk of delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes.

Additional competition may decrease our liquidity and profitability, which would adversely affect our ability to repay the Demand Notes.

We compete for business with a number of large national companies and banks that have substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our liquidity and profitability and our ability to repay the Demand Notes.

We are subject to many laws and governmental regulations, and any changes in these laws or regulations may materially adversely affect our financial condition and business operations.

Our operations are subject to regulation by federal authorities and state banking, finance, consumer protection and insurance authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations which, among other things, require that we obtain and maintain certain licenses and qualifications, and limit the interest rates, fees and other charges we may impose in our consumer finance business. Although we believe we are in compliance in all material respects with applicable laws, rules and regulations, we cannot assure you that we are or that any change in such laws, or in the interpretations thereof, will not make our compliance with such laws more difficult or expensive or otherwise adversely affect our financial condition or business operations.

We are devoting resources to comply with various provisions of the Sarbanes-Oxley Act, including Section 404 relating to internal controls testing and auditor attestation, and this may reduce the resources we have available to focus on our core business.

We are subject to the requirements of Section 404(A) of the Sarbanes-Oxley Act, and in order to ensure compliance with the various provisions of the Sarbanes-Oxley Act, we have evaluated our internal controls over financial reporting to allow management to report on our internal controls systems. Among other things, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. In connection with our recent restatements of financial results (discussed elsewhere in this prospectus), management concluded that our controls and procedures over financial reporting were not effective, and implemented new policies and plans to remedy this situation. In addition, beginning with the fiscal year ending September 25, 2010, our independent registered public accounting firm may be required to attest to our internal controls systems and may not be able or willing to issue a favorable assessment of our internal controls over financial reporting. Any further failure to comply with the various requirements of the Sarbanes-Oxley Act may require significant management time and expense, and continue to divert attention or resources away from our core business.

We are controlled by the Martin family and do not have any independent board members overseeing our operations.

Our board of directors consists of Bradley D. Bellville, our President, and Jefferey V. Martin. We do not have any independent directors on our board. In addition, The Vance R. Martin Family Trust owns a majority of the outstanding shares of our voting capital stock. While W. Derek Martin, our former Chairman, is no longer an officer or actively involved in our operations, he serves as the sole trustee of the Trust. Therefore, the Martin family will be able to exercise significant control over our affairs, including the election of directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of federal securities law. Words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “predict,” or other similar words identify forward-looking statements. Forward-looking statements appear in a number of places in this prospectus, including, without limitation, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and they include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, our financial condition and our growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section of this prospectus. If any of the events described in “Risk Factors” occur, they could have an adverse effect on our business, financial condition and results of operations. When considering forward-looking statements, you should keep these risk factors, as well as the other cautionary statements in this prospectus, in mind. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

USE OF PROCEEDS

If we sell all of the Demand Notes offered by this prospectus, we estimate that the net proceeds will be approximately $34,385,000 after deduction of estimated offering expenses of $615,000. We will pay all of the expenses related to this offering.

We will receive cash proceeds in varying amounts from time to time as the Demand Notes are sold. Due to our inability to predict with any certainty whatsoever the amount of offering proceeds we will receive from the sale of the Demand Notes or when holders of the Demand Notes will redeem or which holders of other demand notes or debentures will redeem at or prior to maturity, we cannot provide any specific allocation of proceeds we will use for any particular purpose. However, we intend to use substantially all of the net offering proceeds in the following order of priority:

•

to redeem (1) debentures listed in the maturity date table below and any other debentures and demand notes of our subsidiary, The Money Tree of Georgia Inc., and (2) the Series A Variable Rate Subordinated Debentures, the Demand Notes offered in this offering and Debentures issued by us;

•	to make interest payments to holders of all of our debentures and demand notes;

•	to the extent that net proceeds remain and we have adequate cash on hand, to fund the following company activities:

¡	to make additional consumer loans;

¡	to fund the purchase of inventory of used cars;

¡	to open new branch office locations;

¡	to acquire loan receivables from competitors; and

¡	for working capital and other general corporate purposes.

Although we are unable to predict with any certainty when holders of the Demand Notes will redeem or which holders of other demand notes or debentures will redeem, below is a schedule showing the scheduled maturity dates (i.e., debentures which have reached their extended eight-year maturity dates) of the debentures issued by our subsidiary, The Money Tree of Georgia Inc. over the next several years. We anticipate primarily using net proceeds from this offering of the Demand Notes to fund the below scheduled redemptions of the debentures of our subsidiary, The Money Tree of Georgia Inc., and any other redemptions that occur prior to the scheduled maturity dates.

The Money Tree of Georgia Inc.

Debentures Maturity Schedule	8-Year Maturities
1/2010 thru 12/2010	7,482,350
1/2011 thru 12/2011	8,485,674
1/2012 thru 12/2012	8,815,742
1/2013 thru 12/2013	9,523,131

Total	34,306,897

There is no minimum number or amount of Demand Notes that we must sell to receive and use the proceeds from the sale of the Demand Notes, and we cannot assure you that all or any portion of the Demand Notes will be sold. In the event that we do not raise sufficient proceeds from our offerings of the Demand Notes and Debentures to adequately fund our operations, we could curtail the amount of funds we loan to our customers and focus on cash collections to increase cash flow. Please see “Risk Factors – Risks Related to Our Offering – If we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital needs will continue to be severely and negatively affected,” “Risk Factors – Risks Related to Our Offering – We can provide no assurance that any Demand Notes will be sold or that we will raise sufficient proceeds to carry out our business plans,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of September 25, 2009 and 2008 (all restated), and the selected consolidated statement of operations data for the fiscal years ended September 25, 2009, 2008 and 2007 (all restated), have been derived from our audited consolidated financial statements and related notes included in this prospectus. The selected consolidated balance sheet data as of September 25, 2007, 2006, and 2005 (all restated), and the selected consolidated statement of operations data for the fiscal years ended September 25, 2006 and 2005 (all restated), have been derived from our audited consolidated financial statements that are not included in this prospectus. Our summary balance sheet data as of March 25, 2010, and summary statement of operations data for the six months ended March 25, 2010 and 2009 (restated), have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. Our summary balance sheet data, as of March 25, 2009 (restated), have been derived from our unaudited consolidated financial statements that are not included in this prospectus.

The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those aforementioned periods. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the six months ended March 25, 2010 should not be considered indicative of results expected for the full fiscal year.

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	As of, and for, the Six Months Ended March 25,		As of, and for, the Fiscal Year Ended September 25,
(in thousands except ratios)	2010	2009	2009	2008	2007	2006	2005
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Interest and fee income	$6,392	$8,300	$15,589	$19,280	$19,481	$20,048	$18,843
Interest expense	(3,579)	(3,786)	(7,611)	(8,275)	(8,026)	(7,350)	(6,355)

Net interest and fee income before provision for credit losses	2,813	4,514	7,978	11,005	11,455	12,698	12,488
Provision for credit losses	(2,290)	(4,890)	(10,614)	(13,043)	(7,940)	(4,718)	(4,116)

Net revenue (loss) from interest and fees after provision for credit losses	523	(376)	(2,636)	(2,038)	3,515	7,980	8,372
Insurance commissions	2,770	4,832	8,354	9,615	10,120	11,263	10,490
Commissions from motor club memberships(1)	762	789	1,602	1,844	1,947	1,957	1,475
Delinquency fees	732	835	1,561	1,720	1,776	1,565	1,676
Income tax service income(2)	-	-	-	-	3	83	162
Other income	264	334	530	647	748	689	797

Net revenues before retail sales	5,051	6,414	9,411	11,788	18,109	23,537	22,972
Retail sales	6,117	8,442	16,019	17,164	19,002	17,972	15,061
Cost of sales	(3,781)	(5,499)	(10,366)	(11,131)	(12,170)	(11,611)	(9,358)

Gross margin on retail sales	2,336	2,943	5,653	6,033	6,832	6,361	5,703

Net revenues	7,387	9,357	15,064	17,821	24,941	29,898	28,675
Operating expenses	(12,362)	(14,935)	(28,426)	(28,469)	(27,604)	(29,151)	(29,205)

Net operating income (loss)	(4,975)	(5,578)	(13,362)	(10,468)	(2,663)	747	(530)
Other non-operating income	-	-	-	-	-	151	-
Gain (loss) on sale of property and equipment	14	84	(11)	(21)	(19)	(75)	(81)

Income (loss) before income tax benefit (expense)	(4,961)	(5,494)	(13,373)	(10,669)	(2,682)	823	(611)
Income tax benefit (expense)	-	-	438	682	(1,109)	(274)	(304)

Net income (loss)	$(4,961)	$(5,494)	$(12,935)	$(9,987)	$(3,791)	$549	$(915)

Ratio of earnings to fixed charges(3)	(4)	(4)	(4)	(4)	(4)	1.10	(4)
Cash and cash equivalents	$1,197	$3,190	$2,922	$12,541	$17,854	$12,920	$9,619
Finance receivables	50,771	61,847	56,281	68,601	72,276	73,178	72,370
Allowance for credit losses	(7,717)	(8,428)	(8,925)	(8,814)	(5,150)	(2,275)	(2,484)

Finance receivables, net(5)	43,054	53,419	47,356	59,787	67,126	70,903	69,886
Other receivables	588	1,454	717	957	861	1,013	1,099
Inventory	1,189	2,587	2,202	3,167	3,057	2,195	2,402
Property and equipment, net	3,872	4,479	4,227	4,906	4,220	4,581	4,850
Total assets	50,991	76,103	59,254	83,857	95,862	95,732	91,231
Senior debt	125	711	327	695	512	669	1,186
Subordinated debt	-	-	-	-	-	970	1,800
Debentures(6)	70,714	73,344	73,603	82,209	81,861	77,910	68,905
Demand notes(6)	3,393	2,860	3,147	3,658	5,991	8,137	12,867
Shareholders’ deficit	$(38,736)	$(26,333)	$(33,774)	$(20,839)	$(10,852)	$(7,060)	$(6,609)

(1)	Received from Interstate Motor Club, Inc., an affiliated entity.
(2)	Received from Cash Check Inc. of Ga., an affiliated entity.
(3)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of this ratio, “earnings” is determined by adding pre-tax income to “fixed charges,” which consists of interest on all indebtedness and an interest factor attributable to rent expense.

(4)

Calculation results in a deficiency in the ratio (i.e., less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $4,961,472 and $5,493,971 for the six months ended March 25, 2010 and 2009, respectively; and $13,372,623, $10,669,231, $2,682,314, and $611,423 for the fiscal years ended September 25, 2009, 2008, 2007 and 2005, respectively.

(5)	Net of unearned insurance commissions, unearned finance charges and unearned discounts.
(6)	Issued, in part, by our subsidiary, The Money Tree of Georgia Inc. See Note 7 to our audited consolidated financial statements for the year ended September 25, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information under “Selected Consolidated Financial Data” and our audited consolidated financial statements and related notes and other financial data included elsewhere in this prospectus.

Overview

We make consumer finance loans and provide other financial products and services through our branch offices in Georgia, Alabama, Louisiana and Florida. We sell retail merchandise, principally furniture, appliances and electronics, at certain of our branch office locations and operate three used automobile dealerships in the State of Georgia. We also offer insurance products, prepaid phone services and automobile club memberships to our loan customers.

We fund our consumer loan demand through a combination of cash collections from our consumer loans, proceeds raised from the sale of debentures and demand notes and loans from various banks and other financial institutions. Our consumer loan business consists of making, purchasing and servicing direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans generally serve individuals with limited access to other sources of consumer credit, such as banks, savings and loans, other consumer finance businesses and credit cards. Direct consumer loans are general loans made typically to people who need money for some unusual or unforeseen expense, for the purpose of paying off an accumulation of small debts or for the purchase of furniture and appliances. Please see “Business” for a more detailed discussion of the various types of loans we make to our customers. The following table sets forth certain information about the components of our finance receivables:

Description of Loans and Contracts

	As of, or for, the Six Months Ended March 25,		As of, or for, the Year Ended September 25,
	2010	2009	2009	2008	2007
		(Restated)	(Restated)	(Restated)	(Restated)
Direct Consumer Loans:
Number of Loans Made to New Borrowers	12,883	20,242	33,045	27,770	20,838
Number of Loans Made to Former Borrowers	29,544	29,827	64,774	57,862	55,117
Number of Loans Made to Existing Borrowers	24,522	25,426	50,504	85,329	110,364
Total Number of Loans Made	66,949	75,495	148,323	170,961	186,319
Total Volume of Loans Made	$20,719,869	$26,527,238	$48,940,971	$66,766,194	$73,350,400
Average Size of Loans Made	$309	$351	$330	$391	$394
Number of Loans Outstanding	43,805	57,329	47,619	63,424	74,204
Total of Loans Outstanding	$17,940,537	$26,857,819	$20,098,661	$33,068,727	$39,608,318
Percent of Loans Outstanding	29.7%	36.7%	30.0%	40.8%	45.9%
Average Balance on Outstanding Loans	$410	$468	$422	$521	$534

Auto Sales Finance Contracts:
Total Number of Contracts Made	251	385	775	763	977
Total Volume of Contracts Made	$4,214,366	$7,047,336	$14,097,733	$14,217,234	$17,965,678
Average Size of Contracts Made	$16,790	$18,305	$18,191	$18,633	$18,389
Number of Contracts Outstanding	2,635	2,721	2,742	2,726	2,798
Total of Contracts Outstanding	$27,544,879	$30,329,656	$30,151,923	$30,707,329	$32,259,968
Percent of Total Loans and Contracts	45.5%	41.5%	45.1%	37.8%	37.4%
Average Balance on Outstanding Contracts	$10,453	$11,147	$10,996	$11,265	$11,530

Description of Loans and Contracts (continued)

	As of, or for, the Six Months Ended March 25,		As of, or for, the Year Ended September 25,
	2010	2009	2009	2008	2007
		(Restated)	(Restated)	(Restated)	(Restated)
Consumer Sales Finance Contracts:
Number of Contracts Made to New Customers	1,008	1,318	2,241	865	137
Number of Loans Made to Former Customers	23	42	68	3,161	2,684
Number of Loans Made to Existing Customers	1,676	1,692	3,112	3,211	3,120
Total Contracts Made	2,707	3,052	5,421	7,237	5,941
Total Volume of Contracts Made	$8,448,055	$9,033,890	$17,046,757	$18,883,178	$16,869,906
Number of Contracts Outstanding	6,726	7,069	7,242	7,792	7,044
Total of Contracts Outstanding	$15,003,653	$15,967,366	$16,663,172	$17,373,830	$14,420,494
Percent of Total Loans and Contracts	24.8%	21.8%	24.9%	21.4%	16.7%
Average Balance on Outstanding Contracts	$2,231	$2,259	$2,301	$2,230	$2,047

Below is a table showing our total gross outstanding finance receivables:

	March 25, 2010	March 25, 2009	September 25, 2009	September 25, 2008	September 25, 2007
		(Restated)	(Restated)	(Restated)	(Restated)
Total Loans and Contracts Outstanding (gross):

Direct Consumer Loans	$17,940,537	$26,857,819	$20,098,661	$33,068,727	$39,608,318
Auto Sales Finance	27,544,879	30,329,656	30,151,923	30,707,329	32,259,968
Consumer Sales Finance	15,003,653	15,967,366	16,663,172	17,373,830	14,420,494

Total Gross Outstanding	$60,489,069	$73,154,841	$66,913,756	$81,149,886	$86,288,780

Below is a roll-forward of the balance of each category of our outstanding finance receivables. Loans originated reflect the gross amount of loans made or purchased during the period presented inclusive of pre-computed interest, fees and insurance premiums. Collections represent cash receipts in the form of repayments made on our loans as reflected in our Consolidated Statements of Cash Flows. Refinancings represent the amount of the pay off of loans refinanced. Charge-offs represent the gross amount of loans charged off as uncollectible (please see the table in the “Analysis of Allowance for Credit Losses” discussion for a presentation of charge-offs net of non-filing insurance receipts). Rebates represent reductions to gross loan amounts of precomputed interest and insurance premiums resulting from loans refinanced and other loans paid off before maturity. See “Income Recognition” in Note 2 to our Consolidated Financial Statements for further discussion related to rebates of interest. Other adjustments primarily represent accounts transferred to and from the department that administers bankrupt accounts.

	Six Months Ended March 25, 2010	Six Months Ended March 25, 2009	Fiscal Year Ended September 25, 2009	Fiscal Year Ended September 25, 2008	Fiscal Year Ended September 25, 2007
		(Restated)	(Restated)	(Restated)	(Restated)
Direct Consumer Loans:
Balance – beginning	$20,098,661	$33,068,727	$33,068,727	$39,608,318	$45,671,669
Finance receivables originated	20,719,869	26,527,238	48,940,971	66,766,194	73,350,400
Collections	(16,408,776)	(22,147,286)	(40,671,119)	(47,076,723)	(52,252,511)
Refinancings	(4,867,836)	(5,829,971)	(10,912,645)	(14,791,503)	(18,154,981)
Charge-offs, gross	(2,889,889)	(4,573,294)	(8,589,238)	(8,894,529)	(5,579,005)
Rebates/other adjustments	1,288,508	(187,595)	(1,738,035)	(2,543,030)	(3,427,254)

Balance – end	$17,940,537	$26,857,819	$20,098,661	$33,068,727	$39,608,318

Consumer Sales Finance Contracts:
Balance – beginning	$16,663,172	$17,373,830	$17,373,830	$14,420,494	$11,213,566
Finance receivables originated	8,448,055	9,033,890	17,046,757	18,883,178	16,869,906
Collections	(3,865,788)	(3,929,651)	(7,760,796)	(7,267,346)	(6,058,209)
Refinancings	(2,817,673)	(2,844,972)	(5,635,286)	(5,460,970)	(4,993,560)
Charge-offs, gross	(1,312,366)	(2,860,683)	(3,966,748)	(2,521,245)	(1,758,664)
Rebates/other adjustments	(2,111,747)	(805,048)	(394,585)	(680,281)	(852,545)

Balance – end	$15,003,653	$15,697,366	$16,663,172	$17,373,830	$14,420,494

Auto Sales Finance Contracts:
Balance – beginning	$30,151,923	$30,707,329	$30,707,329	$32,259,968	$31,280,840
Finance receivables originated	4,214,366	7,047,362	14,097,733	14,217,234	17,965,678
Collections	(5,373,225)	(5,948,874)	(11,502,246)	(13,286,462)	(14,469,121)
Charge-offs, gross	(758,909)	(819,020)	(1,768,170)	(1,370,165)	(1,185,753)
Rebates/other adjustments	(689,276)	(657,141)	(1,382,723)	(1,113,246)	(1,331,676)

Balance – end	$27,544,879	$30,329,656	$30,151,923	$30,707,329	$32,259,968

Total Active Accounts:
Balance – beginning	$66,913,756	$81,149,886	$81,149,886	$86,288,780	$88,166,075
Finance receivables originated	33,382,290	42,608,490	80,085,461	99,866,606	108,185,984
Collections	(25,647,789)	(32,025,811)	(59,934,161)	(67,630,531)	(72,779,841)
Refinancings	(7,685,509)	(8,674,943)	(16,547,931)	(20,252,473)	(23,148,541)
Charge-offs, gross	(4,961,164)	(8,252,997)	(14,324,156)	(12,785,939)	(8,523,422)
Rebates/other adjustments	(1,512,515)	(1,649,784)	(3,515,343)	(4,336,557)	(5,611,475)

Balance – end	$60,489,069	$73,154,841	$66,913,756	$81,149,886	$86,288,780

Below is a reconciliation of the amounts of the finance receivables originated and repaid (collections) from the receivable roll-forward to the amounts shown in our Consolidated Statements of Cash Flows.

	Six Months Ended March 25, 2010	Six Months Ended March 25, 2009	Fiscal Year Ended September 25, 2009	Fiscal Year Ended September 25, 2008	Fiscal Year Ended September 25, 2007
			(Restated)	(Restated)	(Restated)
Finance Receivables Originated:
Direct consumer loans	$20,719,869	$26,527,238	$48,940,971	$66,766,194	$73,350,400
Consumer sales finance	8,448,055	9,033,890	17,046,757	18,883,178	16,869,906
Auto sales finance	4,214,366	7,047,362	14,097,733	14,217,234	17,965,678
Total gross loans originated	33,382,290	42,608,490	80,085,461	99,866,606	108,185,984

Non-cash items included in gross finance receivables*	(9,746,875)	(12,060,654)	(21,745,038)	(26,531,233)	(31,243,362)

Finance receivables originated – cash flows**	$23,635,415	$30,547,836	$58,340,423	$73,335,373	$76,942,622

Finance Receivables Repaid:
Collections
Direct consumer loans	$16,408,776	$22,147,286	$40,671,119	$47,076,723	$52,252,512
Consumer sales finance	3,865,788	3,929,651	7,760,796	7,267,346	6,058,208
Auto sales finance	5,373,225	5,948,874	11,502,246	13,286,462	14,469,121

Finance receivables repaid – cash flows	$25,647,789	$32,025,811	$59,934,161	$67,630,531	$72,779,841

* Includes precomputed interest and fees (since these amounts are included in the gross amount of finance receivables originated but are not advanced in the form of cash to customers) and refinanced receivable balances (since there is no cash generated from the repayment of original receivables refinanced).

** Includes amounts advanced to customers in conjunction with refinancings, which were $2,595,825 for the six months ended March 25, 2010; $2,482,953 for the six months ended March 25, 2009; $4,738,460 for the fiscal year ended September 25, 2009; $10,078,648 for the fiscal year ended September 25, 2008; and $10,545,399 for the fiscal year ended September 25, 2007.

Segments and Seasonality

We segment our business operations into the following two segments:

•	consumer finance and sales; and

•	automotive finance and sales.

The consumer finance and sales segment is comprised primarily of small consumer loans and sales of consumer goods such as furniture, appliances and electronics. We typically experience our strongest financial performance for the consumer finance and sales segment during the holiday season, which is our first fiscal quarter ending December 25.

The automotive finance and sales segment is comprised exclusively of used vehicle sales and their related financing. We typically experience our strongest financial performance for the automotive finance and sales segment during our second fiscal quarter ending March 25 when used car sales are the highest. Please refer to Note 16 in the “Notes to Consolidated Financial Statements” for a breakdown of our operations by segment.

Net Interest Margin

A principal component of our profitability is our net interest margin, which is the difference between the interest that we earn on finance receivables and the interest that we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers, while, in other locations, competitive market conditions establish interest rates that we may charge. Differences also exist in the interest rates that we earn on the various components of our finance receivable portfolio.

Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our generally limited ability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability. Significant increases in market interest rates will likely result in a reduction in our liquidity and profitability and impair our ability to pay interest and principal on the debentures.

The decrease in the net interest margin for the fiscal year ended September 25, 2009 and the six months ended March 25, 2010 was a result primarily of the suppressed average rate earned on outstanding finance receivables. Our liquidity issues have caused us to tighten our lending guidelines and significantly decrease our direct consumer loans, while we experienced only slight decreases in consumer sales finance contracts and motor vehicle installment contracts. These contracts generally yield a lower interest rate as compared to direct consumer loans. We also saw a slight increase in the average interest paid on our debt as a result of higher rates paid on short-term borrowings during fiscal year 2009.

The following table presents important data relating to our net interest margin:

	As of, or for, the Six Months Ended March 25,		As of, or for, the Fiscal Year Ended September 25,
	2010	2009	2009	2008	2007
		(Restated)	(Restated)	(Restated)	(Restated)
Average net finance receivables (1)	$54,491,490	$66,725,302	$63,341,575	$73,354,638	$73,378,408
Average notes payable (2)	$76,138,724	$80,082,044	$78,753,900	$87,985,623	$87,680,692

Interest income	$4,640,240	$6,119,809	$11,506,002	$14,211,519	$14,742,029
Loan fee income, excluding delinquency fees	1,751,324	2,180,629	4,083,072	5,068,550	4,738,711

Total interest and fee income	6,391,564	8,300,438	15,589,074	19,280,069	19,480,740
Interest expense	3,578,601	3,786,066	7,611,185	8,275,310	8,025,969

Net interest and fee income before provision for credit losses	$2,812,963	$4,514,372	$7,977,889	$11,004,759	$11,454,771

Average interest rate earned (3)	23.5%	24.9%	24.6%	26.3%	26.5%
Average interest rate paid (3)	9.4%	9.5%	9.7%	9.4%	9.2%
Net interest rate spread (3)	14.1%	15.4%	14.9%	16.9%	17.4%
Net interest margin (4)	10.3%	13.5%	12.6%	15.0%	15.6%

(1)

Averages are computed using month-end balances of finance receivables (net of unearned interest/fees, insurance commissions, and unearned discounts) during the year presented. Net finance receivables for this purpose include all outstanding finance receivables, including accounts non-accrual status.

(2)

Averages are computed using month-end balances of interest bearing debt (including senior debt, senior subordinated debt, subordinated debt to related parties, debentures and demand notes) during the year presented.

(3)	Annualized for six-month data.
(4)	Net interest margin represents net interest and fee income (before provision for credit losses) divided by average net finance receivables.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate), (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) changes in rate/volume (change in rate multiplied by change in volume).

	Increase (Decrease) Due to
	Volume		Rate		Rate/Volume		Total net increase (decrease)
	9/25/09	9/25/08	9/25/09	9/25/08	9/25/09	9/25/08	9/25/09	9/25/08
Earning assets:
Interest income on finance receivables:	$(2,517,649)	$(136,473)	$(1,005,772)	$(55,899)	$(167,574)	$(8,299)	$(3,690,995)	$(200,671)

Interest bearing liabilities:
Debentures & demand notes	(874,693)	19,996	131,167	303,295	(15,990)	746	(759,516)	324,037
Other debt	3,582	(47,906)	93,744	(16,611)	(1,935)	(10,179)	95,391	(74,696)

Total interest expense	(871,111)	(27,910)	224,911	286,684	(17,925)	(9,433)	(664,125)	249,341

Net interest income	$(1,646,538)	$(108,563)	$(1,230,683)	$(342,583)	$(149,649)	$1,134	$(3,026,870)	$(450,012)

Return on Deficit and Assets

Below is a table showing certain performance ratios for the fiscal years ended September 25, 2009 and 2008. These ratios are typically reported by financial institutions in connection with their annual financial performance.

Performance Ratios(1)	2009	2008
	(Restated)	(Restated)
Return on average assets (2)	-17.2%	-11.2%
Return on average shareholders’ deficit (3)	-64.7%	-185.2%
Average deficit to average assets ratio (4)	-26.5%	-6.0%

(1)	Averages are computed using quarter end balances.
(2)	Calculated as net income divided by average total assets during the fiscal year.
(3)	Calculated as net income divided by average shareholders’ deficit during the fiscal year.
(4)	Calculated as average shareholders’ deficit divided by average total assets during the fiscal year.

Analysis of Allowance for Credit Losses

At the end of each reporting period, management is required to take a “snapshot” of the risk of probable losses inherent in the finance receivables portfolio and to reflect that risk in our allowance calculations. We use a systematic approach to calculate the allowance for credit losses whereby we apply historical charge-off benchmarks to groups of loans and then adjust (either positively or negatively), as and if applicable, for relevant factors. This method prevents the calculation from becoming simply a mathematical exercise, but instead addresses matters affecting loan collectibility. Historically, the relevant items impacting our allowance have included, but are not limited to, a variety of factors, such as historic loan loss experience, borrowers’ ability to repay, collateral considerations and non-file insurance recoveries, levels of and trends in delinquencies, effects of any changes in risk selection and lending policies and practices, and general economic conditions impacting our portfolio. See “Risk Factors – Risks Related to Our Business – We have suffered significant credit losses due to continued weakening economic conditions, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.”

In the first step of our approach, a benchmark percentage is calculated based on historical ratios of charge-offs to average notes receivable. This percentage is derived by dividing the net amount of segmented finance receivables charged off (gross amount of charge-offs less the amount of recoveries of such charged off accounts from non-file insurance and other recoveries) by the average net outstanding finance receivables over a specific period of time and converting this to an annualized basis. Once this benchmark percentage is determined, a review is performed to detect upward or downward trends in the pertinent factors noted above. Such trends may lead us to adjust the benchmark percentage that is applied to the entire net finance receivable portfolio used in determining the balance of the allowance for credit losses.

Two additional matters that we consider when reviewing the risk included in our portfolio include insurance products and the non-accrual status of certain loans in our portfolio. We also offer insurance products in conjunction with the loan. In the event of the death or injury of the customer or damage to pledged collateral, the proceeds from the claims would generally pay off or continue payments on the loan. However, proceeds from these insurance claims are not considered a recovery since the loan was not charged off, so they are not considered in the allowance determination. The portion of our finance receivables that are in a non-accrual status, meaning the earning of interest and fees has been suspended because of their delinquency status, are considered to be impaired. However, we do not apply different loss rates to impaired or non-impaired loans since our adjusted benchmark percentages are applied to the entire segment of net finance receivables.

The following table shows these ratios of charge-offs to average notes receivable for the categories of our finance receivables.

	As of, or for, the Six Months Ended March 25,		As of, or for, the Fiscal Year Ended September 25,
	2010	2009	2009	2008	2007
		(Restated)	(Restated)	(Restated)	(Restated)
Direct Consumer

Ending net outstanding finance receivables	$16,024,850	$24,555,415	$19,524,349	$30,296,093	$35,117,968

Average net outstanding finance receivables (1)	$19,484,922	$29,579,088	$24,849,742	$34,138,313	$37,122,070
Charge-offs, gross	$6,905,833	$9,020,559	$8,589,238	$8,894,529	$5,579,005
Recoveries (2)	$(2,323,105)	$(4,780,650)	$(3,759,401)	$(3,424,066)	$(3,467,385)

Charge-offs, net of recoveries	$4,582,728	$4,239,909	$4,829,837	$5,470,463	$2,111,620

% of net charge-offs to average net receivables
12 month trend	23.5%	14.3%	19.4%	16.0%	5.7%
24 month trend (3)	-	-	17.5%	10.6%	5.6%
Actual allowance %	23.5%	14.0%	19.4%	16.0%	5.7%
Actual allowance	$3,765,840	$3,437,758	$3,794,785	$4,854,770	$1,997,620

Consumer Sales Finance

Ending net outstanding finance receivables	$11,505,478	$13,018,287	$11,765,752	$12,902,817	$10,964,928
Average net outstanding finance receivables (1)	$11,952,975	$13,527,069	$13,311,376	$13,360,839	$10,462,675
Charge-offs, gross	$2,418,431	$4,121,306	$3,966,748	$2,521,245	$1,758,664

	As of, or for, the Six Months Ended March 25,		As of, or for, the Fiscal Year Ended September 25,
	2010	2009	2009	2008	2007
		(Restated)	(Restated)	(Restated)	(Restated)
% of net charge-offs to average net receivables
12 month trend	20.2%	30.5%	29.8%	18.9%	16.8%
24 month trend (3)	-	-	24.3%	18.0%	9.0%
Actual allowance %	20.2%	25.8%	29.8%	18.9%	16.8%
Actual allowance	$2,324,786	$3,352,925	$3,506,157	$2,434,814	$1,843,088

Auto Sales Finance

Ending net outstanding finance receivables	$23,240,908	$25,181,894	$24,991,375	$25,402,402	$26,193,069
Average net outstanding finance receivables (1)	$24,322,984	$25,369,682	$25,180,457	$25,855,486	$25,793,664
Charge-offs, gross	$1,708,058	$1,574,086	$1,768,170	$1,370,165	$1,185,753
% of net charge-offs to average net receivables
12 month trend	7.0%	6.2%	7.0%	5.3%	4.6%
24 month trend (3)	-	-	6.1%	4.9%	4.6%
Actual allowance %	7.0%	6.5%	6.5%	6.0%	5.0%
Actual allowance	$1,626,863	$1,636,823	$1,624,439	$1,524,144	$1,309,653

Total Receivables

Ending net outstanding finance receivables	$50,771,236	$62,755,596	$56,281,476	$68,601,312	$72,275,965
Average net outstanding finance receivables (1)	$55,760,881	$68,475,839	$63,341,575	$73,354,638	$73,378,408
Charge-offs, gross	$11,032,322	$14,715,951	$14,324,156	$12,785,939	$8,523,422
Recoveries (2)	$(2,323,105)	$(4,780,650	$(3,759,401)	$(3,424,066)	$(3,467,385)

Charge-offs, net of recoveries	$8,709,217	$9,935,301	$10,564,755	$9,361,873	$5,056,037
% of net charge-offs to average net receivables
12 month trend	15.6%	14.5%	16.7%	12.8%	6.9%
24 month trend (3)	-	-	14.6%	9.8%	5.8%
Actual allowance	$7,717,489	$8,427,506	$8,925,381	$8,813,728	$5,150,361
Allowance as a % of net outstanding receivables	15.2%	13.6%	15.9%	12.8%	7.1%

(1)	Average net finance receivables are computed using the monthly balances net of unearned interest/fees, unearned insurance commissions and unearned discounts.
(2)	Recoveries represent receipts from non-file insurance claims, cash recoveries and bankruptcy recoveries.
(3)	Not presented for quarterly data.

As of September 25, 2009 and 2008, our allowance for credit losses was $8.9 million and $8.8 million, respectively, which represents 15.9% and 12.8% of the net outstanding finance receivables, respectively.

Taking into consideration the benchmark percentages and other relevant factors, we established an allowance of 23.5% of net outstanding direct consumer loans, 20.2% of the net outstanding consumer sales finance contracts, and 7.0% of the net outstanding auto sales finance contracts at March 25, 2010. The allowance for credit losses was $7.7 million (15.2% of the net outstanding finance receivables) at March 25, 2010 and $8.4 million (13.6%) at March 25, 2009.

During fiscal 2007, we noted an increasing trend in the total value of delinquent loans, causing us to develop the allowance for credit losses primarily based upon average charge-offs for the most recent year while taking other qualitative factors into account. Based upon this analysis, we recorded an allowance of 5.7% of direct consumer loans, 16.8% of consumer sales finance loans, and 5.0% of auto sales finance loans, or 7.1% of the total net outstanding receivables at September 25, 2007. We increased the auto sales finance percentage by 40 basis points from the benchmark based on the qualitative factors noted at September 25, 2007. No adjustments were made to the direct consumer or consumer sales finance benchmarks.

As we ended fiscal 2008, our snapshot of the portfolio reflected several trends, all pointing in the same downward direction. First, in 2008 net charge-offs increased significantly, from $5.1 million to $9.4 million. We also incurred corresponding increases in delinquencies. In addition, various widely reported and relevant economic indicators (e.g. credit-rating agency outlooks, government agency reports, etc.) pointed to a significantly deteriorating general economic condition. Simultaneously and in conjunction with our initial Sarbanes-Oxley testing of controls over the charge-off process and the completion of our implementation of a new accounting system for loans, we performed an extensive analysis to determine the amount of past due loans which had not been charged off. The results of the testing led us to adopt a more centralized, consistent approach to loan evaluations in determining the point at which a loan should be charged off, which resulted in a quicker loss recognition “trigger” in recognizing loan charge-offs.

At the end of fiscal year 2008, based on the internal indicators, the external environmental factors and the change in charge-off process noted above, we made a decision to continue to rely on the most recent historical data. Therefore, for fiscal 2008 we continued to utilize a 12-month average net charge-off ratio as the base benchmark and, after considering the qualitative factors, we recorded an allowance of 16.0% of direct consumer loans, 18.9% of consumer sales finance loans, and 6.0% of auto sales finance loans, or 12.8% of the total net outstanding receivables at September 25, 2008. We increased the auto sales finance percentage by 70 basis points from the benchmark based on the qualitative factors noted at September 25, 2008. No adjustments were made to the direct consumer or consumer sales finance benchmarks.

Although some of the uncertainty relative to the general economic conditions appeared to be diminishing at the end of fiscal 2009, net charge-offs again increased and totaled $10.6 million. We contemplated the use of a 24-month benchmark percentage at the end of fiscal year 2009 due to the similarities in fiscal years 2008 and 2009. Even though delinquencies were improving, due to the uncertainty still in existence at this time and the increase in net charge-offs, we again utilized the 12-month benchmark percentages used in computing the allowance at September 25, 2009 and recorded an allowance of 19.4% of direct consumer loans, 29.8% of consumer sales finance loans, and 6.5% of auto sales finance loans, or 15.9% of the total net outstanding receivables at September 25, 2009. We decreased the auto sales finance percentage by 50 basis points from the benchmark based on the qualitative factors noted at September 25, 2009. No adjustments were made to the direct consumer or consumer sales finance benchmarks.

Delinquency Information

Our delinquency levels reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the results of collection efforts, bankruptcy trends and general economic conditions. The delinquency information in the following tables is computed on the basis of the amount past due in accordance with the original payment terms of the loan (contractual method). We use the contractual method for all external reporting purposes.

Management closely monitors delinquency using this method to measure the quality of our loan portfolio and the probability of credit loss. We also use other tools, such as a recency report, which shows the date of the last full contractual payment received on the loan, to determine a particular customer’s willingness to pay. For example, if a delinquent customer has made a recent payment, we may decide to delay more serious collection measures, such as repossession of collateral. However, such a payment will not change the non-accrual status of the account until all of the principal and interest amounts contractually due are brought current (we receive one or more full contractual payments and the account is less than 60 days contractually delinquent), at which time we believe future payments are reasonably expected.

Our gross finance receivables on non-accrual status totaled approximately $7.7 million and approximately $11.0 million for the fiscal years ended September 25, 2009 and 2008, respectively. Suspended interest as a result of these non-accrual accounts totaled $0.9 million, $1.2 million and $1.1 million for the fiscal years ended September 25, 2009, 2008 and 2007, respectively. Generally, we do not refinance delinquent accounts. However, on occasion a past due account will qualify for refinancing. We use the following criteria for determining whether a delinquent account qualifies for refinancing: (1) a re-evaluation of the customer’s creditworthiness is performed to ensure additional credit is warranted; and (2) a payment must have been received on the account within the last 10 days. Since we refinance delinquent loans on such an infrequent basis, we do not maintain any statistics relating to this type of refinancing.

Below is certain information relating to the delinquency status of each category of our receivables for the six months ended March 25, 2010 and March 25, 2009 and the fiscal years ended September 25, 2009 and 2008. Because consumer bankrupt accounts are fully charged off within 30 days, no accounts in bankruptcy are included in the direct consumer and consumer sales finance categories.

	As of March 25, 2010
	Direct Consumer	Consumer Sales Finance Contracts	Auto Sales Finance Contracts *	Total
Gross Loans and Contracts Receivable	$17,940,537	$15,003,653	$27,544,879	$60,489,069
Loans and Contracts greater than 180 days past due	$2,369,243	$1,386,748	$-	$3,755,991
Percentage of Outstanding	13.2%	9.2%	0.0%	6.2%
Loans and Contracts greater than 90 days past due	$3,692,569	$1,912,077	$845,019	$6,449,665
Percentage of Outstanding	20.6%	12.7%	3.1%	10.7%
Loans and Contracts greater than 60 days past due	$4,123,191	$2,203,459	$1,118,278	$7,444,928
Percentage of Outstanding	23.0%	14.7%	4.1%	12.3%

	As of March 25, 2009
	Direct Consumer	Consumer Sales Finance Contracts	Auto Sales Finance Contracts *	Total
	(Restated)	(Restated)		(Restated)
Gross Loans and Contracts Receivable	$26,857,819	$15,967,366	$30,329,656	$73,154,841
Loans and Contracts greater than 180 days past due	$4,789,601	$2,052,685	$-	$6,842,286
Percentage of Outstanding	17.8%	12.9%	0.0%	9.4%
Loans and Contracts greater than 90 days past due	$6,500,586	$2,969,660	$677,252	$10,147,498
Percentage of Outstanding	24.2%	18.6%	2.2%	13.9%
Loans and Contracts greater than 60 days past due	$7,089,040	$3,220,910	$1,039,093	$11,349,043
Percentage of Outstanding	26.4%	20.2%	3.4%	15.5%

	As of September 25, 2009
	Direct Consumer	Consumer Sales Finance Contracts	Auto Sales Finance Contracts *	Total
	(Restated)	(Restated)		(Restated)
Gross Loans and Contracts Receivable	$20,098,661	$16,663,172	$30,151,923	$66,913,756
Loans and Contracts greater than 180 days past due	$3,358,791	$1,410,284	$-	$4,769,075
Percentage of Outstanding	16.7%	8.5%	0.0%	7.1%
Loans and Contracts greater than 90 days past due	$4,774,562	$2,153,578	$787,638	$7,715,778
Percentage of Outstanding	23.8%	12.9%	2.6%	11.5%
Loans and Contracts greater than 60 days past due	$5,456,656	$2,531,102	$1,212,067	$9,199,825
Percentage of Outstanding	27.2%	15.2%	4.0%	13.8%

	As of September 25, 2008
	Direct Consumer	Consumer Sales Finance Contracts	Auto Sales Finance Contracts *	Total
	(Restated)	(Restated)		(Restated)
Gross Loans and Contracts Receivable	$33,068,727	$17,373,830	$30,707,329	$81,149,886
Loans and Contracts greater than 180 days past due	$6,188,210	$2,604,066	$-	$8,792,276
Percentage of Outstanding	18.7%	15.0%	0.0%	10.8%
Loans and Contracts greater than 90 days past due	$7,486,842	$3,212,367	$285,407	$10,984,616
Percentage of Outstanding	22.6%	18.5%	0.9%	13.5%
Loans and Contracts greater than 60 days past due	$8,152,033	$3,513,289	$624,360	$12,289,682
Percentage of Outstanding	24.7%	20.2%	2.0%	15.1%

* Auto Sales Finance Contracts aging categories exclude accounts in legal or repossession process in the amounts of $5,226,484 at March 25, 2010; $5,350,028 at March 25, 2009; $5,262,871 at September 25, 2009; and $5,110,548 at September 25, 2008.

Results of Operations

Comparison of Fiscal Years Ended September 25, 2009 and 2008

Net Revenues

Net revenues were $15.1 million and $17.8 million for the fiscal years ended September 25, 2009 and 2008, respectively. The $2.7 million decrease in net revenues was primarily a result of the significant decrease in interest and fee income as well as other components of loan-related income. These decreases in income were partially offset by significant decreases in the provision for credit losses.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest and fee income before provision for credit losses was $8.0 million and $11.0 million for the fiscal years ended September 25, 2009 and 2008, respectively. Total interest and fee income decreased $3.7 million. Liquidity issues caused us to curtail historical lending levels resulting in a 20% decrease in finance receivables originated in 2009 compared to 2008. Interest expense decreased $0.7 million from $8.3 million in 2008 to $7.6 million in 2009 due to a decrease in outstanding debt of $9.5 million during fiscal year 2009.

Provision for Credit Losses

Provision for credit losses was $10.6 million and $13.0 million for the fiscal years ended September 25, 2009 and 2008, respectively. Charge-offs, net of recoveries, increased by $1.2 million, from $9.4 million to $10.6 million, in fiscal year 2009 over 2008. Charge-offs expressed as a percentage of average net finance receivables increased to 16.7% in fiscal year 2009, compared to 12.8% in fiscal year 2008. However, we experienced a significant decrease in the dollar amount of net finance receivables outstanding at the end of fiscal year 2009. When applying the benchmark loss rates to the components of our net finance receivables, this resulted in only a slight increase in the allowance for credit losses at September 25, 2009 as compared to September 25, 2008, with a resulting decrease in the provision for credit losses. See “Risk Factors – Risks Related to Our Business – We have suffered significant credit losses due to continued weakening economic conditions, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.”

Insurance and Other Products

Income from commissions on insurance products and motor club memberships decreased from $11.5 million in fiscal year 2008 to $10.0 million in fiscal year 2009. Of the total for fiscal year 2009, commissions on credit insurance products were $5.7 million and non-credit insurance products and motor club memberships were $4.3 million. Approximately 67.3% of our loans during this period included one or more of our insurance products or motor club memberships. Delinquency fees and other income were in aggregate $2.1 million and $2.4 million for fiscal years ended September 25, 2009 and 2008, respectively. This decrease is consistent with the decrease in all loan-related income components.

Gross Margin on Retail Sales

Gross margins on retail sales were $5.7 million and $6.0 million for the fiscal years ended September 25, 2009 and 2008, respectively. Sales and gross margins in the consumer segment were $6.6 million and $2.9 million, respectively, for fiscal year 2009 and $7.4 million and $3.3 million, respectively, for fiscal year 2008. In the automotive segment, sales were $9.1 million, down $0.4 million from 2008 sales of $9.5 million. Gross margins remained the same as 2008 gross margins, at $2.4 million. We were encouraged by the small decreases in overall sales during fiscal year 2009 in light of the poor general economic conditions. We view this as a positive indicator for retail sales entering fiscal year 2010.

Operating Expenses/Impairment Loss from Write-Down of Goodwill

Operating expenses were $28.4 million and $28.5 million for the fiscal years ended September 25, 2009 and 2008, respectively. Although our lending activities and resulting income in the fiscal year ended September 25, 2009 decreased significantly, many components of operating expenses do not vary with income levels. Personnel expenses increased $0.2 million in 2009 over 2008 due to increases in health insurance costs. Facilities expense increased $0.2 million due to higher utility expenses and scheduled increases in facility leases. General and administrative expenses decreased by $0.2 million based on lower communication and supplies expenses. Other operating expenses decreased $0.3 million due to an impairment charge to goodwill of $1.0 million in fiscal year 2008, which was offset by $0.5 million in legal costs associated with the settlement of a lawsuit and increases in other professional expenses in 2009. We also recorded a loss of $0.1 million on the sale of finance receivables in 2009.

Income Tax Benefit

Income tax benefit was $0.4 million and $0.7 million for the fiscal years ended September 25, 2009 and 2008, respectively. For the fiscal year ended September 25, 2009, we increased the valuation allowance for our deferred income tax asset by $4.6 million compared to $3.3 million for the year ended September 25, 2008, resulting in a difference between income taxes calculated using expected annual federal and state rates and actual income tax benefit.

Comparison of Fiscal Years Ended September 25, 2008 and 2007

Net Revenues

Net revenues were $17.8 million and $24.9 million for the fiscal years ended September 25, 2008 and 2007, respectively. The decrease in net revenues was primarily as a result of the significant increase in provision for credit losses. Decreases in insurance commissions, interest and fee income and gross margin on retail sales also contributed to the $7.1 million overall decrease.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest and fee income before provision for credit losses was $11.0 million and $11.5 million for the fiscal years ended September 25, 2008 and 2007, respectively. Total interest and fee income decreased $0.2 million, while interest expense increased $0.3 million, from $8.0 million in 2007 to $8.3 million in 2008.

Provision for Credit Losses

Provision for credit losses was $13.0 million and $7.9 million for the fiscal years ended September 25, 2008 and 2007, respectively. Charge-offs net of recoveries increased by $4.3 million in fiscal year 2008 over 2007. The deteriorating general economic conditions had a significant impact on our customers, leading to the high level of loan defaults and subsequent charge-offs. For fiscal year 2007, management revised its methodology in determining the adequacy of its allowance to rely on current data available rather than utilizing average charge-off data from prior years. The high level of charge-offs has caused the benchmark loss rates applied to the net outstanding receivables to increase, resulting in a net increase to the allowance and an additional provision for credit losses of approximately $0.8 million in addition to the increase in charge-offs net of recoveries in fiscal year 2008.

Insurance and Other Products

Income from commissions on insurance products and motor club memberships decreased from $12.1 million in 2007 to $11.5 million in fiscal year 2008. During fiscal year 2008, commissions on credit insurance products were $6.6 million and non-credit insurance products and motor club memberships were $4.9 million. Approximately 65.8% of our loans during this period included one or more of our insurance products or motor club memberships. Delinquency fees and other income were, in the aggregate, $2.3 million and $2.5 million for the fiscal years ended September 25, 2008 and 2007, respectively. This decrease was partially due to the decreases in delinquency fees as well as other miscellaneous charges and products included in other income.

Gross Margin on Retail Sales

Gross margins on retail sales were $6.0 million and $6.8 million for the fiscal years ended September 25, 2008 and 2007, respectively. Sales and gross margins in the consumer segment in fiscal year 2008 were $7.4 million and $3.3 million, respectively, an increase of $0.8 million and $0.3 million over fiscal year 2007. In the automotive segment, sales were $9.5 million, down $2.6 million from fiscal year 2007, and gross margins decreased $1.1 million, from $3.8 million to $2.7 million. The decline in vehicle sales is consistent with the auto industry’s overall decrease in sales due to the poor general economic conditions and decline in consumer spending.

Operating Expenses

Operating expenses were $28.5 million and $27.6 million for the fiscal years ended September 25, 2008 and 2007, respectively. Personnel expenses increased $0.2 million in 2008 over 2007 due to increases in bonuses and other incentives. Other operating expenses increased $0.5 million or 9%. Although we have continued to refine our process for customer solicitation that resulted in savings in postage and other costs, we recorded an impairment charge to goodwill of $1.0 million in fiscal year 2008. We also curtailed the advertising for our securities offerings. Travel and related cost were also down from prior year levels due to a decreased number of personnel required to travel. General and administrative expenses increased approximately $0.1 million or 4% as a result of the cost associated with the implementation of a new computer system for our branch operations.

Income Tax Expense (Benefit)

Income tax benefit was $0.7 million and income tax expense was $1.1 million for the fiscal years ended September 25, 2008 and 2007, respectively. For the fiscal year ended September 25, 2008, we increased the valuation allowance for our deferred income tax asset by $3.3 million, compared to $2.1 million for the year ended September 25, 2007, resulting in a difference between income taxes calculated using expected annual federal and state rates and actual income tax expense.

Comparison of Six Months Ended March 25, 2010 and 2009

Net Revenues

Net revenues were $7.4 million and $9.4 million for the six months ended March 25, 2010 and 2009, respectively. Interest and fee income and other ancillary product income were down from the prior year as a result of a significant decrease in finance receivable originations. Due to the current economic environment and our liquidity issues, we implemented tighter risk management controls in fiscal year 2009, which continued through the six months ended March 25, 2010, to preserve cash, resulting in fewer loans being made. Retail sales and the associated gross margin on these sales were also down from prior year levels. A significant decrease in the provision for credit losses partially offset the income and commission decreases. Although we expect our components of income to continue to fall short of prior year levels, we also expect the provision for credit losses to decrease as we realize the benefits of the tighter risk management controls over lending implemented during fiscal year 2009.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest and fee income before provision for credit losses was $2.8 million and $4.5 million for the six months ended March 25, 2010 and 2009, respectively. Gross interest and fee income decreased $1.9 million, to $6.4 million from $8.3 million. This was a result of an approximate 22% overall decrease in finance receivables originated compared to the same period last year. Interest income was also impacted by a decrease in the average interest rate earned on finance receivables caused by a significant decrease in higher-earning direct consumer loans. We are formulating a plan to increase originations of direct consumer loans in order to increase interest and fee income. However, we expect interest and fee income to continue to be down compared to comparable periods last year until we can finalize and execute the plan. Interest expense was $3.6 million and $3.8 million for the six-month periods ended March 25, 2010 and 2009, respectively, due primarily to decreased amounts of variable rate subordinated debentures outstanding.

Provision for Credit Losses

Provision for credit losses was $2.3 million and $4.9 million for the six months ended March 25, 2010 and 2009, respectively. Net finance receivables charged off decreased approximately $1.9 million compared to the previous year, which we believe is a result of the implementation of tighter risk management controls over lending. This decrease has also reduced the benchmark percentages used in determining the allowance for credit losses. The allowance was $7.7 million (15.2% of net outstanding finance receivables) at March 25, 2010, compared to $8.9 million (15.9%) at September 25, 2009. We expect this trend to continue throughout fiscal year 2010. See “Risk Factors – Risks Related to Our Business – We have suffered significant credit losses due to continued weakening economic conditions, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.”

Insurance and Other Products

Income from commissions on insurance products and motor club memberships decreased $2.1 million, to $3.5 million from $5.6 million, for the six months ended March 25, 2010 and 2009, respectively. As mentioned above, the significant decrease in volume of finance receivables originated during this six-month period compared to last year resulted in lower commissions earned on the sale of these products. Other income, including delinquency fees, was down $0.2 million compared to last year. We expect this to continue until we finalize and execute our plan to increase loan volumes, as mentioned above.

Gross Margin on Retail Sales

Gross margins on retail sales were $2.3 million and $2.9 million for the six months ended March 25, 2010 and 2009, respectively. Margins in the consumer segment in the first half of fiscal year 2010 were down $0.1 million from the same period last year, while margins in the automotive segment were down $0.5 million. Sales in the consumer segment were approximately $0.6 million lower than last year, while vehicle sales were down approximately $1.7 million. These decreases are consistent with the current retail industry as economic conditions are having a negative impact on consumer spending. We do not expect to see any significant increase in retail sales in the near term, thus our margin on retail sales for the balance of fiscal year 2010 will likely be down to comparable periods last year.

Operating Expenses

Operating expenses were $12.4 million and $14.9 million for the six months ended March 25, 2010 and 2009, respectively. Personnel expenses were approximately $1.1 million lower than the previous year, due primarily to decreases in staffing levels and associated costs, including health insurance expenses. General and administrative expenses were down $0.4 million due to decreases in telecommunications and general office-related costs. Other operating expenses were down $1.0 million due to overall cost-saving measures implemented during the latter part of fiscal year 2009. In fiscal year 2009 we also incurred legal costs for defending and settling two lawsuits that contributed to the increased costs in fiscal year 2009 compared to fiscal year 2010.

Liquidity and Capital Resources

General

Liquidity is our ability to meet short-term financial obligations whether through collection of receivables, sales of debentures and demand notes or by generating additional funds through sales of assets to our competitors (such as our finance receivables or vehicle inventory). Continued liquidity is, therefore, largely dependent on the collection of our receivables and the sale of debt securities that meet the investment requirements of the public. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, originate new loans and to ultimately attain successful operations. We believe the cash flow from our operations coupled with sales of the debentures and demand notes, when sales of these securities resume, will be sufficient to cover our liquidity needs and cash flow requirements during 2010. However, there can be no assurances that the Company will sell any debentures or demand notes or that its other actions to preserve cash flows will be successful.

Liquidity management refers to our ability to generate sufficient cash to fund the following primary uses of cash:

•	meet all of our debenture and demand note redemption obligations;

•	pay interest on all of our debentures and demand notes;

•	pay operating expenses; and

•	fund consumer finance loan demand and used automobile vehicle inventory.

The primary objective for liquidity management is to ensure that at all times we can meet the redemption obligations of our note holders. A secondary purpose of liquidity management is profit management. Because profit and liquidity are often conflicting objectives, we attempt to maximize our net interest margin by making adequate, but not excessive, liquidity provisions. To the extent we have adequate cash to meet our redemption obligations and pay interest to our note holders, we will use remaining cash to make consumer finance loans, purchase used automobile vehicle inventory and invest in other sources of potential revenues. However, as noted elsewhere in this prospectus, during the six months ended March 25, 2010, the Company tightened its risk management controls related to new loans, resulting in a decrease in gross loan originations of $9.2 million from the same period in the prior year, and we (1) received gross proceeds of $4.7 million from the sale of debentures, (2) paid $7.6 million for redemption of debentures issued by us and our subsidiary, The Money Tree of Georgia Inc. and (3) received $0.2 million in net sales of demand notes. Consequently, our operations and other sources of funds may not provide sufficient available cash flow to meet our continued redemption obligations if the amount of redemptions continues at its current pace or we continue to suffer losses and use funds from operations to fund redemptions.

Changes in our liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of our net income, including, without limitation, purchases of used automobiles, electronics, furnishings and other consumer goods for resale to our customers. The primary investing activities include consumer loan originations and purchases and collections on such consumer loans. Our financing activities focus almost entirely on the sale of Debentures and Demand Notes.

Cash and cash equivalents decreased to $1.2 million at March 25, 2010, from $3.2 million at March 25, 2009. Cash and cash equivalents decreased $1.7 million during the six months ended March 25, 2010, primarily as a result of $2.8 million of net cash used in financing activities. We redeemed approximately $7.6 million of debentures while the proceeds from the sale of debentures were $4.7 million. Net cash was provided from investing activities, as finance receivables repaid exceeded finance receivables originated by $2.0 million. The cash required to fund the redemption of debentures caused us to tighten our risk management on lending and focus more on collection of finance receivables. Cash and cash equivalents decreased $9.4 million during the six months ended March 25, 2009, primarily as a result of $9.6 million of net cash used in financing activities. We redeemed an unusually high amount of debentures ($10.5 million) while the proceeds from the sale of debentures were $1.6 million. We also redeemed $0.8 million more in demand notes than were sold. Net cash was provided from investing activities, as finance receivables repaid exceeded finance receivables originated by $1.5 million.

Cash and cash equivalents decreased by approximately $9.6 million during fiscal year 2009, from a balance of $12.5 million at September 25, 2008 to $2.9 million at September 25, 2009, as compared to a decrease of approximately $5.3 million during fiscal year 2008, from a balance of $17.9 million at September 25, 2007 to $12.5 million at September 25, 2008. During 2009, we redeemed an unusually high amount of debentures ($18.6 million) while the proceeds from the sale of debentures were $10.0 million. The primary source of cash was repayments from customers on finance receivables ($59.9 million) while cash used for origination of finance receivables was $58.3 million. Other uses of cash were purchases of property and equipment ($0.7 million), redemption of demand notes ($0.5 million) and repayments on senior debt ($0.4 million).

During 2010, we expect to continue to use a significant amount of cash to fund redemption obligations and pay interest on our securities. Because we temporarily suspended our offerings of debentures and demand notes, we have used operating cash flow for redemptions and interest payments on outstanding debentures and demand notes, which has reduced new loans to customers. To the extent that we are required to continue using cash from operations (as opposed to net proceeds from sales of debentures and demand notes) to fund redemptions and make interest payments, we will make fewer loans to customers, which will result in a material adverse effect on our liquidity, financial condition and ability to continue as a going concern.

Below is a table showing the net effect of our cash flows from financing activities for our fiscal years ended September 25, 2009 and 2008:

	2009	2008
Senior debt – borrowing	$3,959,931	$2,805,819
Senior debt – repayments	(4,328,304)	(2,622,592)

Net	$(368,373)	$183,227

Demand notes – borrowing	$3,002,554	$3,151,573
Demand notes – repayments	(3,514,007)	(5,484,787)

Net	$(511,453)	$(2,333,214)

Debentures – borrowing	$10,028,146	$15,435,214
Debentures – repayments	(18,634,536)	(15,087,019)

Net	$(8,606,390)	$348,195

Cash payments for interest for the fiscal years ended September 25, 2009 and 2008 were as follows:

	2009	2008
Senior debt	$176,312	$78,174
Debentures and demand notes	8,826,819	7,671,351

Total interest payments	$9,003,131	$7,749,525

Debentures and Demand Notes

Historically, we or our subsidiary, The Money Tree of Georgia Inc., have offered debentures and demand notes to investors as a significant source of our required capital. We rely on the sale of debentures and demand notes to fund redemption obligations, make interest payments and to fund other company working capital.

We commenced our public offerings of $35 million in Demand Notes and $75 million in Debentures on April 10, 2009. As of January 25, 2010, we had raised $4,002,479 in gross offering proceeds from the sale of Demand Notes and $13,125,594 in gross offering proceeds from the sale of Debentures in these public offerings.

On January 26, 2010, we temporarily suspended our offerings of variable rate subordinated debentures and subordinated demand notes for sale in compliance with Section 10(a)(3) of the Securities Act of 1933, as amended. Pursuant to Undertaking 1(i) of the Company’s registration statements on Form S-1, we filed post effective amendments to such registration statements with the SEC on January 12, 2010, February 18, 2010 and June 23, 2010.

During the fiscal year ended September 25, 2009, we (1) received gross proceeds of $10.0 million from the sale of debentures and $3.0 million from the sale of demand notes, and (2) paid $18.6 million for redemption of debentures and $3.5 million for redemption of demand notes. As of September 25, 2009, we and our subsidiary, The Money Tree of Georgia Inc., had $73.6 million of debentures and $3.1 million of demand notes outstanding, compared to $82.2 million of debentures and $3.6 million of demand notes outstanding as of September 25, 2008. Accrued interest payable on debentures and demand notes was $13.5 million and $14.9 million as of September 25, 2009 and 2008, respectively. This decrease is a result of the unusually high amount of debentures redeemed during fiscal year 2009.

During the six months ended March 25, 2010, we (1) received gross proceeds of $4.7 million from the sales of debentures, (2) paid $7.6 million for the redemption of debentures, and (3) received $0.2 million from the net sale of demand notes. We did not offer or sell any debentures and demand notes between January 26, 2010 (the date of the temporary suspension of our offerings of variable rate subordinated debentures and subordinated demand notes) and March 25, 2010. As of March 25, 2010, we and our subsidiary, The Money Tree of Georgia Inc., had $70.7 million of debentures and $3.4 million of demand notes outstanding, compared to $73.6 million of debentures and $3.1 million of demand notes outstanding as of September 25, 2009.

Debentures may be redeemed at our investors’ option at the end of the interest adjustment period selected by them (one year, two years or four years) or at maturity. Demand notes may be redeemed by holders at any time.

Our obligations with respect to the debentures and demand notes are governed by the terms of indenture agreements with U.S. Bank National Association, as trustee. Under the indentures, in addition to other possible events of default, if we fail to make a payment of principal or interest under any debenture or demand note and this failure is not cured within 30 days, we will be deemed in default. Upon such a default, the trustee or holders of 25% in principal of the outstanding debentures or demand notes could declare all principal and accrued interest immediately due and payable. Since our total assets do not cover these debt payment obligations, we would most likely be unable to make all payments under the debentures or demand notes when due, and we might be forced to cease our operations.

Lack of a Significant Line of Credit

Although we have been without a significant line of credit for the past several years, we are evaluating the possibility of obtaining a line of credit or other forms of capital to meet our future liquidity needs. In fiscal year 2009, loans repaid were approximately $60.0 million. This represents approximately 81% of our average gross outstanding finance receivables during the period. The average term of our direct consumer loans is less than seven months; therefore, if we anticipate having short-term cash flow problems over the next 12 months, we could curtail the amount of funds we loan to our customers and focus on collections to increase cash flow, while continuing to explore other financing options if any are available.

We are evaluating the possibility of obtaining a line of credit for our long-term financing needs. If we fail to secure a line of credit, we will continue to be heavily reliant upon the sale of debentures and demand notes for our liquidity. If we are unable to sell sufficient debentures and demand notes for any reason and we fail to obtain a line of credit or other source of financing, our ability to meet our obligations, including our redemption obligations with respect to the debentures and demand notes, could be materially and adversely affected. Please see “Risk Factors – Risks Related to Our Business – Our lack of a significant line of credit could affect our liquidity” and “Risk Factors – Risks Related to Our Offering – If we are unable to meet our debenture and demand note redemption obligations, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.”

Recent Accounting Pronouncements

Set forth below are recent accounting pronouncements that may have a effect on future operations.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance effective for financial statements issued for periods ending after September 15, 2009. The “FASB Accounting Standards Codification” (“FASB ASC”) establishes the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the FASB ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative. Our adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to improve the reporting for the transfer of financial assets resulting from (1) practices that have developed since the issuance of previous guidance that are not consistent with the original intent and key requirements of that guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. These revisions to FASB ASC 860, “Transfers and Servicing,” must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. These revisions to FASB ASC 810, “Consolidation,” is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

In April 2009, the FASB issued revised guidance for recognizing and measuring pre-acquisition contingencies in a business combination. These revisions which are a part of FASB ASC 805, “Business Combinations,” addresses application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted this guidance on September 26, 2009, and it had no material impact on our consolidated financial statements.

In May 2008, the FASB issued revised guidance for accounting for financial guarantee insurance contracts. These revisions which are a part of FASB ASC 944, “Financial Services-Insurance,” clarifies the application of GAAP to financial guarantee insurance contracts included within the scope of the guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. We adopted this guidance on September 26, 2009, and it had no material impact on our consolidated financial statements.

In March 2008, the FASB issued new guidance concerning “Disclosures about Derivative Instruments and Hedging Activities,” which is included in FASB ASC 815. This guidance requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This guidance encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We adopted this guidance on September 26, 2009, and it had no material impact on our consolidated financial statements.

In December 2007, the FASB issued new guidance for the accounting of noncontrolling interests. This new guidance, which is part of FASB ASC 810, “Consolidations,” establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. We have not yet determined the impact, if any, that this guidance will have on its consolidated financial statements. We adopted this guidance on September 26, 2009, and it had no material impact on our consolidated financial statements.

In December 2007, the FASB issued revised guidance for the accounting of business combinations. These revisions to FASB ASC 805, “Business Combinations,” require that the acquisition method of accounting (previously the purchase method) be used for all business combinations and that an acquirer be identified for each business combination. This guidance also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We adopted this guidance on September  26, 2009, and it had no material impact on our consolidated financial statements.

Critical Accounting Policies

Our accounting and reporting policies conform with GAAP and predominant practice within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We believe that the determination of our allowance for credit losses involves a higher degree of judgment and complexity than our other significant accounting policies. The allowance for credit losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective, as it requires material estimates including, among others, expected default probabilities, loss given default, the amounts and timing of expected future cash flows on impaired loans, and general amounts for historical loss experience. We also consider economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.

Finance receivables are considered impaired (i.e., income recognition ceases) as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Finance receivables on which payments are past due 90 days or more are considered impaired unless they are well-secured and in the process of collection or renewal. Any losses incurred from finance receivables that are impaired are charged off at 180 days past due. Related accrued interest and fees are reversed against current period income.

When a loan is impaired, interest accrued but uncollected is generally reversed against interest income. Cash receipts on impaired loans are generally applied to reduce the unpaid principal balance.

We recognize deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carry-forwards and tax credits. Deferred tax assets are subject to management’s judgment based upon available evidence that future realization is more likely than not. If management determines that we may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

In 2007, management revised its methodology in determining the adequacy of the allowance for credit losses and now relies much more heavily on current data available rather than simply looking at average charge-offs over historical periods greater than one year. Otherwise, we have not substantially changed any aspect of our overall approach in the application of the foregoing policies. There have been no other material changes in assumptions or estimation techniques utilized as compared to previous years. Please refer to Note 2 to our Consolidated Financial Statements for details regarding our significant accounting policies.

Impact of Inflation and General Economic Conditions

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate are generally associated with increased interest rates. A significant and sustained increase in interest rates would likely unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay to our note holders, banks and finance companies. Inflation may also negatively affect our operating expenses.

Contractual Commitments and Contingencies

Our operations are carried on in branch office locations which we occupy pursuant to lease agreements. The leases typically provide for a lease term of five years. Please see Notes 11 and 14 in the notes to our audited consolidated financial statements for details relating to our rental commitments and contingent liabilities, respectively. Please also see “Properties” and “Certain Relationships and Related Transactions” for further discussion of our leases. Below is a table showing our contractual obligations under current debt financing and leasing arrangements as of September 25, 2009:

Contractual Obligations

	Payments Due by Period (in thousands)
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long term debt	$77,076	$23,770	$36,815	$16,491	$-
Operating leases	6,801	2,753	2,966	974	108

Total obligations	$83,877	$26,523	$39,781	$17,465	$108

BUSINESS

General

We originally incorporated in the State of Georgia in 1987 under the name The Money Tree Inc. Then, in 1995, pursuant to a corporate reorganization, we changed the name of the company to The Money Tree of Georgia Inc. and formed a new parent company called The Money Tree Inc. We have been engaged in the consumer finance business since our inception, primarily making, purchasing and servicing direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans are direct loans to customers for general use, which are collateralized by existing automobiles or consumer goods, or are unsecured. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either from our branch locations or from a retail store and are collateralized by such consumer goods. Motor vehicle installment sales contracts are initiated by us or purchased from automobile dealers subject to our credit approval. Direct consumer loans and consumer sales finance contracts originate primarily in our branch office locations. As of March 25, 2010, direct consumer loans comprised 29.7%, auto sales finance contracts comprised 45.5% and consumer sales finance contracts comprised 24.8% of the gross amount of our outstanding loans and contracts.

As of the date of this prospectus, we operate 93 consumer finance branch offices in cities located throughout Georgia, Florida, Alabama and Louisiana and three used car lots in Georgia.

We operate our business through the following wholly-owned subsidiaries: The Money Tree of Georgia Inc.; The Money Tree of Louisiana, Inc.; The Money Tree of Florida Inc.; Small Loans, Inc.; and Home Furniture Mart Inc. Below is a map showing our branch office locations:

We fund our loan demand through a combination of cash collections from our loans, proceeds raised from the sale of debentures and demand notes and loans from various banks and other financial institutions.

Our direct consumer loans generally serve individuals with limited access to other sources of consumer credit such as banks, savings and loans, other consumer finance businesses and credit cards. Direct consumer loans are general loans made to people who need money typically for the following purposes:

•	paying some unusual or unforeseen expense;

•	paying off an accumulation of small debts; or

•	purchasing furniture and appliances.

To the extent they are secured at all, direct consumer loans are generally secured by personal property and/or motor vehicles already owned by our customers. Automobile sales finance loans are made primarily in the Bainbridge, Columbus and Dublin, Georgia locations (subsequent to September 25, 2009 the Columbus, Georgia lot was closed). They are typically made in amounts from $3,000 to $30,000 on maturities of 24 to 54 months. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either at our branch locations or at a retail store. The consumer goods purchased by the customer serve as collateral for these loans. We originate consumer sales finance contracts at our branch offices and sometimes purchase such contracts from retail dealers. These loans have maturities that typically range from three to 36 months and generally do not individually exceed $4,000 in principal amount. We generally charge the maximum interest rates allowed under applicable federal and state laws for our loans.

Prior to making a loan or purchasing a consumer sales finance contract or a motor vehicle installment sales contract, we undertake a credit investigation to determine the income, existing indebtedness, length and stability of employment, and other relevant information concerning the customer. When a loan is made, if it is secured at all, we are granted a security interest in personal property or automobiles of the borrower. In making direct consumer loans, we place emphasis upon the customer’s ability to repay rather than upon the potential resale value of the underlying collateral. In making motor vehicle installment sales and consumer sales finance contracts, however, we place increased emphasis upon the marketability and value of the underlying collateral.

Our business consists mainly of making loans to salaried people and wage earners who depend on their earnings to make their repayments. Our ability to operate on a profitable basis, therefore, depends to a large extent on the continued employment of these people and their ability to meet their obligations as they become due. In the event of a sustained recession or a continued downturn in the U.S. and local economies in which we operate, with resulting unemployment and continued increases in the number of personal bankruptcies, our collection ratios and profitability would continue to be materially and adversely affected. See “Risk Factors – Risks Related to Our Business – We have suffered significant credit losses due to continued weakening economic conditions, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.”

Below is a chart detailing the relationships of our subsidiaries.

Lending and Collection Operations

We seek to provide short-term loans to the segment of the population that has limited access to other sources of credit and is considered a higher credit risk. See “Risk Factors – Risks Related to Our Business – Our typical customer base has ‘subprime’ credit ratings and higher than average credit risks which has resulted in increased loan defaults.” In evaluating the creditworthiness of potential customers, we primarily examine the individual’s discretionary income, length of current employment, duration of residence and prior credit experience. We make loans to individuals on the basis of the customer’s discretionary income and other factors and the loans are limited to amounts that we believe the customer can reasonably be expected to repay from that income. All of our new customers are required to complete standardized credit applications in person or by telephone at our local offices. We equip each of our local offices to perform immediate background, employment and credit checks. Generally, we perform loan approval at our headquarters; however, some branch managers have limited authority to approve loans up to certain amounts. When initiating a loan for a new customer, our employees verify the applicant’s employment and credit histories through telephone checks with employers or other employment references and a variety of credit services. We require substantially all new customers to submit a listing of personal property that will be pledged as collateral to secure the loan, but we do not rely on the value of such collateral in the loan approval process and generally do not perfect our security interest in that collateral. Accordingly, if the customer were to default in the repayment of the loan, we may not be able to recover the outstanding loan balance by resorting to the sale of collateral.

We believe that the development and continual reinforcement of personal relationships with customers improve our ability to monitor their creditworthiness, reduce credit risk and generate repeat loans. It is not unusual for us to have made a number of loans to the same customer over the course of several years, many of which were refinanced with a new loan after two or three payments. In determining whether to refinance existing loans, we typically require loans to be current in their payments, and repeat customers are generally required to complete a new credit application if they have not completed one within the prior two years.

In the fiscal year ended September 25, 2009, approximately 34.9% of the total number of loans we made resulted from refinancing of existing loans. Refinancings accounted for approximately 19.9% of the total volume of loans we made during that period. In the fiscal year ended September 25, 2008, approximately 34.4% of the total number of loans and 22.5% of the total volume of loans we made resulted from refinancing of existing loans. A refinancing represents a new loan transaction with an existing customer in which a portion of the new loan is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. We actively market the opportunity to refinance existing loans prior to maturity due to the established credit of these customers. The refinancings result in increased amounts borrowed by the customer and additional fees and income realized by us.

We typically do not perfect our security interest in collateral securing our loans by filing Uniform Commercial Code financing statements. We usually charge a non-filing or non-recording insurance fee in connection with our direct consumer loans. These fees are equal in aggregate amount to the premiums paid by us to purchase non-filing insurance coverage from an unaffiliated insurance company. Under our non-filing insurance coverage, we are reimbursed for losses on direct consumer loans resulting from our policy of not perfecting our security interest in collateral pledged to secure the loans. Non-file insurance is not available for motor vehicle installment sales contracts and consumer sales finance contracts. We must rely on the collateral securing the loan for these two products, and any recovery on such collateral is very uncertain. See “Risk Factors – Risks Related to Our Business – The collectibility of our finance receivables has been severely and negatively affected by general economic conditions and we have not been able to recover the full amount of delinquent accounts by resorting to sale of collateral or receipt of non-filing insurance proceeds.”

Competition

We compete with several national and regional finance companies, as well as a variety of local finance companies, in the communities in which we operate. We believe that we compete effectively in the marketplace primarily based on our emphasis on customer service and the variety of services we provide.

Customer Service Training. We believe intensive training for all employees is integral to the success of our customer service emphasis. Our branch structure includes three positions at each branch office: customer service representative; manager trainee; and branch manager. Customer service representatives meet customers, take payments and input loans. In addition, customer service representatives are responsible for soliciting additional business from existing customers who visit a branch by refinancing current loans. Manager trainees collect past due loans and solicit loans. Branch managers oversee branch operations and the loan making process. When an employee is hired, he or she is required to successfully complete a one- to two-week training course in our headquarters for the position. Branch managers attend both the customer service representative and collection training classes as well as a one-week manager training class (for a total of three weeks of training). Branch managers are also trained on location in their respective branches by one of our traveling trainers and by a regional manager. Designated employees in our headquarters also provide answers to questions by telephone that arise during the course of dealing with customers at the branch offices.

Additional Services to Customers. In addition to the loan services we provide, we offer certain services typically provided by banks or other institutions to consumers who do not have relationships with commercial banks or such other institutions. Please see the “Certain Relationships and Related Transactions” section for a discussion of conflicts and issues arising from various relationships between us, our executive officers and our affiliates. We believe that our ability to service our customers’ needs distinguishes us from most of our competitors that solely offer loan services. Listed below are a number of services offered by us in this capacity.

•

Direct Deposit. We (working in conjunction with our bank) are an approved “Authorized Payment Agent” for Social Security, Veterans Administration (VA), military and retirement benefits. We (working in conjunction with our bank) also accept direct deposit of employee payroll checks for our customers. This service allows customers to elect to receive their benefits or payroll checks at a local branch office.

•

Sale and Financing of Certain Consumer Goods. In each branch office location (or next door to the branch office in the State of Louisiana), we offer for sale certain furniture, appliances, electronics and other household items. See “Business –

Regulation and Supervision – State Laws.” We receive a mark-up for each of the products sold. In addition, we offer financing to eligible consumers desiring to finance the purchase of these consumer goods.

•

Motor Club Memberships. We offer motor club membership from Interstate Motor Club, Inc. to all customers possessing a valid driver’s license. Reimbursement benefits to members include: bail bond; emergency road service; wrecker service; emergency ambulance expense; lock and key service; emergency travel expense; and legal fees. We receive a commission on sales of motor club memberships. Interstate Motor Club, Inc. is owned by Bradley D. Bellville, our President and a director; Jefferey V. Martin, one of our directors; and two of Mr. Martin’s siblings. See “Certain Relationships and Related Transactions.”

•

Prepaid Telephone Service. We offer prepaid telephone service to all of our customers. We receive a commission for each customer who signs up for the service as well as a commission for each monthly payment collected. The telephone service is provided through Budget Phone, Inc., an unaffiliated entity.

•

Bank Draft. We offer bank draft services to all of our customers whereby amounts owed to us are automatically debited from the customer’s bank account and paid to us on a regular periodic basis. This results in ease of payment for the customer and, we believe, reduced collections costs and added predictability of cash flow.

Insurance and Other Benefits

We offer various credit and non-credit insurance products in connection with our loans. We sell insurance products as a licensed agent for a non-affiliated insurance company pursuant to certain underwriting guidelines set by the insurance company. During our fiscal year ended September 25, 2009, we earned $8.4 million in commissions from the sale of insurance products.

We offer credit life insurance, credit accident and sickness insurance and collateral protection insurance. Credit life insurance is elected by those customers who prefer to have their indebtedness covered in the event of death. Credit accident and sickness insurance is available to customers who are gainfully employed for a minimum of 30 hours per week, and provides coverage in the form of continued payments on the loan made by us in the event the customer is unable to work for a period of time. Collateral protection insurance is written to protect our security interest in certain collateral. Examples of covered collateral are automobiles, trucks, travel trailers and certain boats. When a claim is made, the insurance proceeds are payable to us and any excess is payable to the customer. This insurance pays for partial losses as well as total losses of the collateral.

We also offer non-credit accidental death and dismemberment insurance to customers. This type of insurance may have a term shorter or longer than the term of the loan and coverage may exceed the principal amount of the loan. Proceeds of claims are payable to the customers and/or their beneficiaries. Customers are not required to purchase these insurance products from us in order to obtain any other product or service provided by us. See “Regulation and Supervision – State Laws.”

Provision for Credit Losses

Provision for credit losses (sometimes known as bad debt expense) is charged against income in amounts sufficient, in the opinion of senior management, to maintain an allowance for credit losses at a level considered adequate to cover the probable losses inherent in our finance receivable portfolio. Credit loss experience, contractual delinquency of finance receivables and management’s judgment are all factors used in assessing the overall adequacy of the allowance and the resulting provision for credit losses. Charge-offs are typically determined in one of three ways. First, an account that is at least 180 days past due with no payments made within the last 180 days may be charged off. Second, an account may be determined by senior management to be uncollectible under certain circumstances, as in the event of death of the customer who did not elect to purchase credit life insurance for his loan contract or in situations when repossession and sale of collateral occurs on consumer sales finance and motor vehicle installment sales contracts and the balance is not recoverable through legal process or other methods. Third, upon receipt of a notice of bankruptcy filing from the customer, the account is charged off within 30 days.

In addition to these general means of designating an account to be charged off, branch managers may encounter other situations when charge-off is appropriate. We require that a supervisor visit each branch to review all of their accounts that are potential charge-off accounts on a monthly basis. Then each supervisor meets with the operations manager for a final review. Prior to these visits, the branch manager is responsible for ensuring that all phases of the collection process have been followed. A comprehensive charge-off checklist has been developed to help the branch manager verify that all collection activities and procedures have been followed in order to have that account charged off. Senior management reviews the charge-off checklist to determine whether an account should be charged off or whether the branch manager should undertake further collection measures for the particular account.

Direct consumer loans are charged off net of proceeds from non-filing insurance. We purchase non-filing insurance on certain direct consumer loans in lieu of filing a Uniform Commercial Code financing statement. Premiums collected are remitted to the insurance company to cover possible losses from charge-offs as a result of not recording. Should we ever discontinue our practice of purchasing non-filing insurance, the proceeds from these claims would not be available to us to offset future credit losses and additional provisions for credit losses would be required.

For consumer sales finance and motor vehicle installment sales contracts, we are granted a security interest in the collateral for which the loan was made. In the event of default, the collateral on such contracts may be repossessed at 31 to 60 days’ delinquency (roughly two payments). After repossession, the collateral is sold (typically within 30 days) according to UCC-9 disposition of collateral rules and the proceeds of the sale are applied to the customer’s account. If the likelihood of collection on a judgment is favorable, a suit is filed for the deficiency balance remaining and, if granted, garnishment and/or execution follow for collection of the balance. If the collateral is not conducive to repossession because it is in unmarketable condition, judgment is sought without repossession and sale of collateral. If collection on a judgment is not favorable, the balance of the account is charged off.

Management has determined that our previous policy with respect to our consumer bankruptcy portfolio created an insufficient reserve for loan losses. Under the new policy, upon receipt of a notice of bankruptcy filing from the customer, the account is fully charged off within 30 days. If payments are received from the bankruptcy court or the bankruptcy is dismissed and the branch is able to recover all or a portion of the past due account, via cash collections or the sale of collateral, these amounts are now reported as recoveries of charge-offs.

For the fiscal years ended September 25, 2009, 2008 and 2007, our charge-offs, net of recoveries, were $10.6 million, $9.4 million and $5.1 million, respectively. We have experienced a significant increase in net charge-offs in 2008 and 2009 when compared to previous years. The declining economy, increase in cost of consumer goods, the rise in unemployment levels and bankruptcy filings have had a negative impact on our customer base. These factors have played a role in the significant increase of loan defaults occurring over the past three years. Although we continue to seek remedies through the legal process to attempt to collect past due amounts, sufficient evidence did not exist to defer the losses associated with these defaults.

Allowance for Credit Losses

The allowance for credit losses (a deduction from finance receivables reported on our Consolidated Balance Sheet and sometimes known as a bad debt reserve) is determined by several factors. Historical loss experience coupled with the levels of and trends in delinquencies are the primary factors in the determination of the allowance for credit losses. Other factors such as borrowers’ ability to repay, effects of any changes in risk selection and lending policies and practices, and general economic conditions, to a lesser extent, are also considered. An evaluation is performed to compare the amount of accounts charged off, net of recoveries of such accounts, in relation to the average net outstanding finance receivables for the period being reviewed. Management has historically used this methodology to provide a benchmark for determining the allowance due to our loan portfolio in the direct consumer and consumer sales finance segments, consisting primarily of a large number of smaller balance homogeneous loans. A review is also performed of loans that comprise the automotive segment to determine if the allowance should be adjusted based on possible exposure related to collectibility of these loans. In accordance with the auto sales contract, we may repossess the collateralized vehicle after 30 days without payment to protect the vehicle’s integrity and to minimize our loss.

For the fiscal years ended September 25, 2009, 2008 and 2007, the charge-offs, net of recoveries, were $10.6 million, $9.4 million and $5.1 million, respectively. These amounts represent 16.7%, 12.8% and 6.9% of the respective year’s net average outstanding receivables. As discussed above, poor economic conditions have played a role in the significant increase in loan defaults occurring over the past three years, which has resulted in the subsequent increase in the relationship of net charge-offs to net outstanding finance receivables. Due to these circumstances, management revised its methodology in determining the adequacy of its allowance to rely much more heavily on current data.

Consequently, at September 25, 2009, we established an allowance, expressed as a percentage of average net finance receivables, of 19.4% of direct consumer loans, 29.8% of consumer sales finance loans and 6.5% of loans in the automotive segment. The balance of the allowance for credit losses was $8.9 million and $8.8 million at September 25, 2009 and 2008, respectively.

Regulation and Supervision

Federal Laws

Our lending operations are subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These laws generally require us to provide certain disclosures to prospective borrowers and protect against discriminatory lending practices and unfair credit practices.

The Truth in Lending Act requires us to make certain disclosures to our customers, including the terms of repayment, the total finance charge, the annual percentage rate charged and other information relating to the loan.

The Equal Credit Opportunity Act prohibits us from discriminating against loan applicants based on race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, we are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection.

The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. On December 4, 2003, President Bush signed into law the Fair and Accurate Credit Transaction Act. The FACT Act reauthorizes and amends the Fair Credit Reporting Act and permanently extends the state preemption provisions of the Fair Credit Reporting Act. The FACT Act also creates new provisions to strengthen consumer rights by addressing the problem of identity theft, as well as limit the disclosure of medical information for credit purposes.

The Federal Trade Commission (FTC) Credit Practices Rule prevents consumer lenders from using certain household goods as collateral on direct cash loans. We collateralize such loans with non-household goods such as automobiles, boats, mobile homes, and other exempt items.

We are subject to the consumer privacy provisions of the Gramm-Leach-Bliley Act and, as such, are regulated by the FTC. The GLB Act restricts or prohibits our ability to offer non-affiliated third parties access to nonpublic personal information generated by our business. While we do not currently share any such nonpublic personal information with non-affiliated third parties, we may do so in the future. Required compliance with the GLB Act and these rules, or our failure to comply with them, may increase the overall cost to us in providing our products and services and may limit potential future revenue opportunities. In addition, the GLB Act allows states to enact consumer privacy laws that may be more burdensome or restrictive than the GLB Act, the rules promulgated thereunder and other existing federal laws. The GLB Act, the FTC’s rules, or the adoption of other consumer privacy laws or regulations could have a material adverse effect on our business, financial condition and operating results.

We are subject to the USA PATRIOT Act of 2001, including Section 352 of the Money Laundering Abatement Act, reasonably expected to detect and cause the reporting of suspicious transactions in connection with the sale of debentures and demand notes by us, direct deposits made by customers and the issuance of money orders to customers. In addition to other procedures, for investments or other cash receipts greater than $10,000, we obtain a copy of a valid driver’s license or picture identification and complete the required IRS Form 8300.

State Laws

General

State laws require that each office in which a small loan business is conducted be licensed by the state and that the business be conducted according to the applicable statutes and regulations. The granting of a license depends on the financial responsibility, character and fitness of the applicant, and, where applicable, the applicant must show finding of a need through convenience and advantage documentation. As a condition to obtaining such license, the applicant must consent to state regulation and examination and to the making of periodic reports to the appropriate governing agencies. Licenses are revocable for cause, and their continuance depends upon compliance with the law and regulations issued pursuant thereto. We have never had any of our small loan business licenses revoked.

We are also subject to state regulations governing insurance agents. State insurance regulations require that insurance agents be licensed and limit the premium amount charged for such insurance.

Georgia Laws

Direct consumer loans we make in Georgia are subject to the Georgia Industrial Loan Act. GILA governs loans of $3,000 or less and requires that lenders, like us, who are subject to GILA not loan funds for more than 36 months and 15 days. GILA provides for a maximum rate of interest and specifies permitted additional fees that can be charged for a loan, including loan fees, maintenance fees and late fees. Under GILA, a lender may also sell certain types of insurance. GILA permits us to charge and collect from our customers premiums actually paid for insurance obtained for the customer, provided that the insurance is reasonably related to the type and value of the property issued and the amount and term of the loan, and further provided that the insurance is obtained through an insurance company authorized to do business in Georgia and through a regular insurance agent licensed by the state insurance commissioner.

We also make a comparatively small number of direct consumer loans for amounts greater than $3,000 and for a longer period than 36 months and 15 days. These loans are not subject to GILA restrictions, but are made at an open, negotiated rate which, along with other terms of the loan, is subject only to the general Georgia usury laws.

In connection with the sale and financing of motor vehicles, we are generally subject to the Georgia Motor Vehicle Sales Financing Act. MVSFA requires, among other things, that certain content and notices be present in contracts and regulates the specific manner of execution and delivery of contracts. MVSFA also regulates related insurance purchased, the amount of certain finance charges, the treatment of prepayment and recovery of deficiencies in repossession cases.

Louisiana Laws

We are registered as a non-depository licensed lender in Louisiana. Direct consumer loans and sales finance loans we make in Louisiana are governed by the Louisiana Consumer Credit Law. The Louisiana Office of Financial Institutions regulates the Louisiana Consumer Credit Law. The Louisiana Consumer Credit Law generally regulates consumer loans made in Louisiana and provides for maximum rates of interest that may be charged based upon outstanding loan balance (the higher the loan balance the less the interest rate allowed to be charged). The Louisiana Consumer Credit Law specifies the permitted additional fees that may be charged in connection with a loan, including loan fees, maintenance fees and late fees. The Louisiana Consumer Credit Law allows us to request or require our customers to provide insurance in connection with consumer credit transactions. However, the maximum rates to be charged for such insurance are set by statute. The Louisiana Consumer Credit Law prevents us from displaying or selling merchandise at our branch office locations and requires that the space in which we make our consumer loans be separated from any location in which we display or sell merchandise by walls that may be broken only by a passageway in which the public does not have access.

Alabama Laws

Direct consumer loans and sales finance loans we make in Alabama are governed by the Alabama Consumer Credit Act and the regulations promulgated thereunder, also referred to as the Mini-Code. The Alabama State Banking Department, Bureau of Loans regulates the Mini-Code. The Mini-Code governs loans of $2,000 or less and provides for maximum finance charges depending on the loan balance and specifies permitted additional fees that may be charged for a loan, including loan fees, maintenance fees and late fees. Furthermore, the Mini-Code requires that we refund or credit certain unearned finance charges when a customer renews or extends a loan. The Mini-Code also requires that loans of less than $1,000 be repaid in substantially equal installments at periodic intervals over a period of not more than 36 months and 15 days for amounts financed of more than $300 and 24 months and 15 days for amounts financed of $300 or less. The Mini-Code permits us to charge and collect insurance premiums from our customers so long as the insurance is offered and written by a licensed insurance company authorized to do business in Alabama. However, the maximum rates to be charged for such insurance are set by statute. The Mini-Code also requires us to obtain the prior written approval of the State Banking Department prior to conducting any other business on the premises.

We also make a small number of consumer loans for amounts greater than $2,000 in Alabama. Such loans are not subject to the Mini-Code, but are made at an open, negotiated rate which, along with other terms of the loan, is subject only to the general Alabama usury laws.

Florida Laws

Direct consumer loans and sales finance loans we make in Florida are governed by the Florida Consumer Finance Act and are regulated by the Florida Department of Banking and Finance. The Florida Consumer Finance Act generally governs loans of less than $25,000 and provides for maximum rates of interest depending upon the loan balance and specifies permitted additional fees that may be charged for a loan, including loan fees, maintenance fees and late fees. The Florida Consumer Finance Act permits us to charge and collect insurance premiums from our customers so long as they are provided under a group or individual insurance policy which complies with the insurance laws of the State of Florida.

Properties

As of the date of this prospectus, we lease all 93 of our branch office locations, the three used car lots and our corporate headquarters in Bainbridge, Georgia. Martin Family Group, LLLP owns and leases to us the real estate for 13 of these branch office locations, one used car lot and our corporate headquarters. One of our shareholders is the president of Martin Investments, Inc. which is the managing general partner of Martin Family Group LLLP. In addition, Martin Sublease, L.L.C. leases from the owners, and subleases to us, 45 of these branch office locations and two used car lots. See “Certain Relationships and Related Transactions.”

Legal Proceedings

As of the date of this prospectus, neither we nor any of our officers or directors is a party to, and none of our property is presently the subject of, any pending or threatened legal proceeding or proceeding by a governmental authority that could have a material adverse effect on our business. We are a party to litigation and other contingent assets and liabilities arising in the normal course of business.

Employees

As of March 25, 2010, we had 319 full-time employees and five part-time employees. We do not have employment agreements with any of our employees.

MANAGEMENT

Directors and Officers

The following individuals are our officers and directors. All of the officers and directors may be contacted at our address and telephone number. Their positions and business experience are described below:

Name	Age	Position with Company
Jefferey V. Martin	46	Director
Bradley D. Bellville	43	President and Chairman of the Board of Directors
Steven P. Morrison	51	Chief Financial Officer
D. Michael Wallace	41	Vice President – Administration
Clayton Penhallegon	74	Second Vice-President – Investments
Dellhia “Cissie” Franklin	53	Vice President – Customer Service
Karen V. Harrell	50	Vice President – Investments
Jennifer L. Ard	33	Corporate Secretary

Jefferey V. Martin became a member of the Board of Directors in February 2008. Since October, 1998, Mr. Martin has served as a loan approver in our centralized loan approval department. He is the son of our founder, the late Vance R. Martin. For 11 years prior to joining the Company, Mr. Martin worked in quality control in Columbus, Georgia for Pratt & Whitney, a designer, manufacturer and servicer of aircraft engines, industrial gas turbines and space propulsion systems. Mr. Martin attended Columbus Technical Institute.

Bradley D. Bellville became our President in August 2007 and was elected Chairman of the Board of Directors in February 2008. He is responsible for the day-to-day responsibilities of running the Company and its strategic direction. Mr. Bellville previously served as our Vice President from 2005 to August 2007, and Vice President – Operations from 1997 to 2005. For the six years prior to 1997, Mr. Bellville held the positions of regional manager, trainer, collector, and branch manager with us. Mr. Bellville received a Bachelor of Business Administration degree in Marketing from Valdosta State University in 1990. Mr. Bellville is a member of the Keep Decatur County Beautiful Board of Directors and the Bainbridge College Foundation Board of Trustees.

Steven P. Morrison became our Chief Financial Officer in 2006. He previously served as our Controller from 2000 to 2006. From 1997 to 2000, Mr. Morrison served as Atlanta Area Controller of Loomis, Fargo & Co., a national armored car service company, where his duties included management of the accounting functions and supervision of the accounting staff for the Atlanta service area. Mr. Morrison received a Bachelor of Business Administration degree from Georgia State University in 1983.

D. Michael Wallace became our Vice President – Administration in August 2007. In this capacity, his duties include oversight of the entire loan department in all four states. Mr. Wallace previously served as our Assistant Vice President – Administration from December 2005 to August 2007, where his duties included assisting the Vice President with oversight of the operations for all company locations, including collections for all branch offices. He also assisted in managing the tax program operations conducted by Cash Check. For the nine years prior to 2005, Mr. Wallace held positions of regional manager and branch manager with our company.

Clayton Penhallegon became Second Vice President – Investments in 2002. Mr. Penhallegon’s duties include traveling to each branch to ensure compliance with company policy regarding the investment program. Mr. Penhallegon began serving as the Executive Director of the Decatur County United Way in 2001. Mr. Penhallegon was in retirement for the two years prior to his becoming Executive Director of the United Way. From 1972 to 1999, Mr. Penhallegon was Executive Director of Georgia Industries for the Blind in Bainbridge, Georgia, under the State of Georgia Department of Labor and has served on the Board of the National Industries For The Blind. Mr. Penhallegon received a bachelor’s degree in Industrial Engineering from Auburn University in 1959 and a master’s degree in Business Administration from the University of Georgia in 1972. Mr. Penhallegon also holds a Certified Public Manager certificate from the University of Georgia Institute of Government. Mr. Penhallegon is a Past President of the Bainbridge-Decatur County Chamber of Commerce, Bainbridge Rotary Club and Georgia Society of Certified Public Managers and Past Chairman of the Board of the Georgia Society of Certified Public Managers.

Dellhia “Cissie” Franklin became Vice President – Customer Service in 2002. Her duties include responsibility for all investor contacts and questions, coordination of branch personnel training for investments and oversight of all company advertising. Ms. Franklin previously held the positions of Assistant Vice President – Investments, Loan Approver Assistant and Collector. Her past duties with us have included collections and follow-up of approved loan customers. Ms. Franklin is a Past Assistant Vice President of the Bainbridge Junior Woman’s Club and a past scout leader.

Karen V. Harrell became our Vice President – Investments in March 2007. Ms. Harrell previously served as our Treasurer from 2005 to 2007, and prior to that, Assistant Corporate Secretary from 2001 until December 2005. She is responsible for the oversight of the funds and securities of the Company, including the software and administration of securities. Ms. Harrell also serves as our Lease Administrator. From 1992 to 2001, Ms. Harrell served as Executive Secretary to the President and Assistant Treasurer. From 1982 to 1991, Ms. Harrell served as Textile Manager’s Secretary, Industrial Engineering Secretary and Plant Manager’s Secretary at Amoco Fabrics and Fibers Company in Bainbridge, Georgia. During her employment with Amoco, she served as an officer for the Credit Union Board of Directors for two years.

Jennifer L. Ard was appointed Corporate Secretary in 2008. Ms. Ard’s duties include oversight of loan licensing, insurance and banking relationships for the Company. Ms. Ard previously held the positions of Assistant Treasurer with us from 2000 to 2001, Treasurer from 2001 to 2004, Assistant Corporate Secretary from 2005 to 2008 and Vice-President – Individual Retirement Accounts from 2004 to 2009. She has been employed by us since 1999 and prior to that time was primarily a college student. Ms. Ard received a Bachelor of Business Administration degree in Management from Valdosta State University in 1999.

The term of office of each officer expires when a successor is elected and qualified. There is no arrangement or understanding between any officer and any other person pursuant to which the officer was selected. Our directors are not compensated by us in their capacity as directors. Each of the above officers also serves on our Policy Board which meets quarterly and creates and implements our policies and procedures and growth plans.

Indemnification

Pursuant to our Articles of Incorporation and the authority granted in Section 14-2-851 of the Official Code of Georgia Annotated, we have agreed to indemnify our officers and directors against any expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by them in any action, suit or proceeding brought or threatened to be brought against them by reason of the fact that they were our officer or director if they acted in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning the annual and long-term compensation paid or accrued by us and our subsidiaries to or on behalf of our Named Executive Officers.

Name and Principal Position	Fiscal Year	Salary (1)		Bonus (2)		All Other Compensation (3)		Total
Bradley D. Bellville, President and Chairman	2009 2008	$ $	237,500 226,000	$ $	7,219 6,662	$ $	9,501 15,240	$ $	254,220 247,902
Natasha J. Wood, General Counsel	2009 2008	$ $	130,123 126,243	$ $	7,510 5,957		- -	$ $	137,633 132,200
Claud Haynes, Operations Manager	2009 2008	$ $	104,736 102,058	$ $	34,472 27,684		- -	$ $	139,208 129,742

(1)	The salary amounts shown are equal to the gross salary amounts that were paid to the Named Executive Officers during fiscal year 2009. As yearly salary increases are given, where appropriate, on the anniversary of the employee’s hire date, the salary reported may include a portion of the Named Executive Officer’s previous annual base salary and his or her current annual base salary.
(2)	This amount includes both performance-based bonuses and commissions paid to Mr. Haynes by Home Furniture Mart Inc., a subsidiary of The Money Tree Inc.
(3)	The details of “All Other Compensation” are set forth below:

All Other Compensation

Name	Fiscal Year	Company Vehicle		Medical Insurance		Country Club Membership		Life Insurance		Total
Bradley D. Bellville	2009 2008	$ $	5,300 6,552	$ $	1,811 6,306	$ $	1,886 1,800	$ $	504 582	$ $	9,501 15,240

Employment Agreements

We do not have any employment agreements with any of our Named Executive Officers.

Compensation of Directors

Directors do not receive any compensation for their services as directors. The board of directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, directors in such capacity.

PRINCIPAL SHAREHOLDERS

After the death of Vance R. Martin, our founder and former Chief Executive Officer, effective as of August 10, 2006, 1,475 shares of voting common stock were transferred from the Vance Rudolph Martin Defective Grantor Trust u/t/a dated December 28, 2005 to the Vance R. Martin Family Trust u/t/a dated September 20, 2005 (the Trust). W. Derek Martin, our former sole director and son of Vance R. Martin, serves as the sole trustee of the Trust and, accordingly, has the power to vote the shares held by the Trust. The Estate of Vance R. Martin was transferred ownership of the remaining 1,211 shares of voting common stock, effective as of August 10, 2006. See “Certain Relationships and Related Transactions” and “Risk Factors – Risks Related to Our Business – We are controlled by the Martin family and do not have any independent board members overseeing our operations.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our officers also serve as the officers of certain of our subsidiaries, and our directors also serve as the directors of each of our subsidiaries. We may be subject to various conflicts of interest in our relationship with Mr. Martin and his other business enterprises. The following is a description of transactions and relationships between us, our executive officers and our directors and each of their affiliates.

Bradley D. Bellville, our President and Chairman of the Board of Directors, owns 40% of the outstanding stock of Interstate Motor Club, Inc. and each of Vance R. Martin’s three children, including Jefferey V. Martin, a director, owns 20%. Interstate Motor Club, Inc. pays us a commission for each membership sold pursuant to an Agency Sales Agreement. During the fiscal year ended September 25, 2009, we received $1.6 million in commissions pursuant to the Agency Sales Agreement.

Martin Family Group, LLLP owns the real estate of 13 branch offices, one used car lot, and our principal executive offices. The estate of our founder and former CEO, Vance R. Martin, is a limited partner of Martin Family Group, LLLP. Our former sole director, W. Derek Martin, is the president of Martin Investments, Inc. which is the managing general partner of Martin Family Group, LLLP. We have entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease LLC, which is controlled by Martin Investments, Inc., leases, and then subleases to us, another 45 branch office locations and two used car lots for amounts greater than are paid in the underlying leases. This spread is generally used to cover property operating costs or improvements made directly by these entities. In the opinion of management, rates paid for these subleases are comparable to those obtained from third parties. During the fiscal year ended September 25, 2009, we paid $2.2 million in rent pursuant to these leases and subleases.

DESCRIPTION OF DEMAND NOTES

The Demand Notes will be issued under an indenture dated as of April 27, 2005 between us and U.S. Bank National Association, as trustee. We do not have any previous relationship with the trustee. The indenture has been filed as an exhibit to the registration statement. You can also obtain a copy of the indenture from us. We have summarized all parts of the indenture that are material to the Demand Notes. The summary is not complete, and you should read the indenture for provisions that may be important to you.

The Demand Notes are registered and issued without coupons in series form. Any amount of any series may be issued. There is no limit on the principal amount of Demand Notes of any series. We may change the interest rates of the Demand Notes and of any prior or subsequent series that may be offered, provided that no such change shall affect any Demand Note of any series issued prior to the date of change.

The Demand Notes are our direct obligations but are not secured. Principal and interest are payable at our executive offices in Bainbridge, Georgia. The Demand Notes are executed by us and authenticated and delivered to the purchaser by us.

The total aggregate maximum principal amount of the Demand Notes offered under this prospectus is $35,000,000. A minimum initial investment of $100 is required.

Issuance

The Demand Notes are sold for an initial principal amount set by us, currently not less than $100, and for additional amounts not less than $1, dated the date of purchase and transferable only on our books. We may, in our discretion, limit the maximum amount any investor or related investors may maintain in outstanding Demand Notes at any one time.

Form of Investment

Investments by Check

Your initial investment in Demand Notes (personal checks only) must be accompanied by properly completed investment documentation. Your check should be made payable to “The Money Tree Inc.” and may be (1) hand delivered or mailed to our headquarters at 114 South Broad Street, Bainbridge, Georgia 39817 or (2) hand delivered to one of our branch office locations, in which case our branch manager will mail your check to our headquarters within two business days of receipt at such branch office location. Your investment by check will begin to accrue interest on the date that we deposit such check into our account.

Automatic Deposit

After your initial investment by check, you may elect to authorize us to make an automatic monthly charge from your personal bank account. Upon receipt of proper written authorization, we will prepare an electronic transfer drawn against your bank account for the amount authorized on either the 5th or 20th of each month as selected by you. Your investment begins to accrue interest on the same business day that we receive the electronic transfer. You may change the amount or day of transfer of your automatic monthly investment or terminate your automatic monthly investment at any time by providing written notice to us at our headquarters at 114 South Broad Street, Bainbridge, Georgia 39817. Please be aware that there is at least a 10 business day set-up period each time you add, change or terminate the banking instructions for your automatic monthly investment.

Payroll Deduction for Our Employees

Our employees who are investing in Demand Notes and who have completed the proper authorization may have a fixed amount deducted from their payroll checks on the 15th and 31st of every month. Interest begins to accrue on these investments on the same business day that we deduct funds from your payroll check. Employees may change the amount of the payroll deduction or terminate participation in the payroll deduction at any time by providing us with written notification, and such change or termination will become effective within two business days of receipt of such notice.

Interest

The interest rate payable on any Demand Note is a variable rate, compounded daily. Interest on a Demand Note is paid only when you make a demand for payment of the principal amount of a Demand Note. We will establish, in our discretion, from time to time, separate interest rates for Demand Notes with a daily balance ranging from $1.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over. When an interest rate is established for each range of balances, it becomes effective for and applied to all Demand Notes with a daily balance within that range, whether existing or newly issued. These interest rates may be the same or different for each range of balances, and we may increase or decrease the rate for any range independently of the others without notice to you after the date of purchase. The interest rate on a Demand Note may also change if the daily balance of the Demand Note changes to a different range of balances.

You will not be notified of changes from time to time in the interest rates. The interest rates being paid at any given time on the Demand Notes may be obtained by calling our executive offices in Bainbridge, Georgia at (877) 468-7878 (toll free) or (229) 248-0990 (in Georgia) or by visiting our website at www.themoneytreeinc.com. Demand Notes begin to accrue interest as of the effective date of purchase. See “Plan of Distribution.”

Payment or Redemption by Holders of the Demand Notes

Subject to the subordination provisions, we will pay or redeem any Demand Note on demand by you for the outstanding principal balance plus any unpaid interest at the time of redemption. We may also make partial redemptions as long as the balance remaining is at least $100. All payments or redemptions must be made either in person or by mail at our executive offices at 114 South Broad Street, Bainbridge, Georgia 39817.

Redemption by Us

Subject to the subordination provisions, we may call the Demand Notes as a whole, or individually, for redemption at any time at a price equal to the principal amount plus any unpaid interest thereon at the time of redemption. Notice of such redemption will be given by mail to you not less than 30 nor more than 60 days prior to the date fixed for redemption.

Redemption if Balance Falls Below $100

We may, in our sole discretion, redeem any Demand Note in full for a price equal to the principal amount plus accrued interest to the date of redemption if, at any time, the principal balance of such Demand Note falls below $100. In such event, our redemption right is automatic and no advance notice to you is required.

Priority

The Demand Notes have the same priority as all of our other subordinated unsecured general obligations, including the Debentures. We may at any time borrow money from a lending institution on a secured or unsecured basis that would have priority over the Demand Notes.

Notice of Balance

We will mail to you on a monthly basis a statement showing your Demand Note balance as it appears on our books as of the end of each month.

Subordination

Our obligation to repay the principal and interest on the Demand Notes is subordinate in right of payment to all senior debt. This means that if we are unable to pay our debts, when due, all of the senior debt would be paid first, before any payment of principal and interest would be made on the Demand Notes.

The term “senior debt” means all of our debt created, incurred, assumed or guaranteed by us, except debt that by its terms expressly provides that such debt is not senior in right of payment to the Demand Notes. Debt is generally any indebtedness, contingent or otherwise, in respect of borrowed money, or evidenced by bonds, notes, debentures or similar instruments or letters of credit and shall include any guarantee of any such indebtedness. Senior debt includes, without limitation, all of our bank and finance company debt and any line of credit we may obtain in the future. Neither the Demand Notes nor the Debentures are senior debt. Any intercompany debt that may be owed by us to any affiliate or subsidiary shall not be considered senior debt. Because The Money Tree of Georgia Inc. is one of our subsidiaries, the Demand Notes are effectively subordinate to the demand notes and debentures previously issued by this subsidiary. See “Risk Factors – Risks Related to Our Offering – Payment of interest and principal on the Demand Notes is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of debentures and demand notes issued by The Money Tree of Georgia Inc.”

No Restrictions on Additional Debt or Business

The indenture does not restrict us from issuing additional securities or incurring additional debt, including senior debt or other secured or unsecured obligations, or restrict the manner in which we conduct our business.

Modification of Indenture

We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the Demand Notes that are then outstanding. However, we and the trustee may not modify the indenture without the consent of each holder affected if the modification:

•	reduces the principal or rate of interest, changes the demand nature, or waives any payment of principal and interest on any Demand Note;

•	reduces the percentage of Demand Note holders whose consent to a waiver or modification is required;

•	affects the subordination provisions of the indenture in a manner that adversely affects the rights of any holder; or

•	waives any event of default in the payment of principal or interest on any Demand Note.

Without action by you, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the Demand Notes by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any Demand Note holders, or to comply with the requirements of the Trust Indenture Act of 1939. We will give written notice to you of any amendment or supplement to the indenture or Demand Notes.

Place, Method and Time of Payment

We will pay principal and interest on the Demand Notes at our principal executive offices or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to you at your address appearing in the Demand Note register maintained by the registrar. Any payment of principal and interest that is due on a non-business day will be payable by us on the next business day immediately following that non-business day.

Events of Default

An event of default is defined in the indenture as follows:

•	a default in payment of principal and interest on the Demand Notes when presented for payment or redemption if such default has not been cured for 30 days;

•	our becoming subject to certain events of bankruptcy or insolvency; or

•

our failure to comply with any agreements or covenants in or provisions of the Demand Notes or the indenture if such failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding Demand Notes.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then-outstanding Demand Notes may declare the principal and accrued interest on all outstanding Demand Notes due and payable. If such a declaration is made we are required to pay the principal and interest on all outstanding Demand Notes immediately, so long as the senior debt has not matured by lapse of time, acceleration or otherwise. We are required to file annually with the trustee an officer’s certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any senior debt.

The indenture provides that the holders of a majority of the aggregate principal amount of the Demand Notes at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the Demand Notes, except a default in payment of principal and interest on the Demand Notes or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or Demand Notes, except in payments of principal and interest on the Demand

Notes, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the Demand Notes.

If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee, however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of Demand Note holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the Demand Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual Demand Note holder to institute legal proceedings in the event of our default.

Satisfaction and Discharge of Indenture

The indenture may be discharged upon the payment of all Demand Notes outstanding thereunder or upon deposit in trust of funds sufficient for such payment and compliance with certain formal procedures set forth in the indenture.

Reports

We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the SEC while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. Copies of such reports will be sent to any Demand Note holder upon written request.

Service Charges

We reserve the right to assess service charges and fees for issuing Affidavits of Lost Demand Notes to replace lost or stolen Demand Notes or to transfer or assign Demand Notes.

Transfer

You may not transfer any Demand Note until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer any Demand Note for a period beginning 15 days before the date notice is mailed of the redemption of such Demand Note and ending on the date of redemption of such Demand Note.

Concerning the Trustee

The indenture contains certain limitations on the trustee’s right, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign.

PLAN OF DISTRIBUTION

We are offering up to $35,000,000 in aggregate principal amount of the Demand Notes. We will offer the Demand Notes through our designated selling officer, without an underwriter or agent and on a continuous basis. Jennifer Ard, our Corporate Secretary, is the designated selling officer for the Demand Notes. If Ms. Ard becomes unavailable, another executive officer will be appointed. Our designated selling officer will meet the requirements of Rule 3a4-1(a)(1), (2), (3) and (4)(ii) of the Securities Exchange Act of 1934, in that:

1. Ms. Ard is not currently, nor will she be at the time of her participation in the offering, subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934;

2. Ms. Ard will not be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. Ms. Ard will not be, at the time of her participation, an associated person or a broker/dealer; and

4. Ms. Ard (A) primarily performs substantial duties for or on behalf of us otherwise than in connection with transactions in securities; (B) is not, and has not been, a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) has not participated in selling an offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.

We intend to market the offering primarily by placing advertisements in local newspapers, purchasing roadway sign advertisements and placing signs in our branch office locations in states in which we have properly registered the offering or qualified for an exemption from registration. We may also make oral solicitations in limited circumstances and use other methods of marketing the offering, all in compliance with applicable laws and regulations, including securities laws. We also intend to have certain information relating to our offerings available on our website at www.themoneytreeinc.com. However, the information contained on this website is not part of this prospectus. While branch office personnel would be happy to provide you with a prospectus and may accept your investment check and documentation, they are not allowed to answer any substantive questions about your investment. If you have any questions about the offering of the Demand Notes or this prospectus or need additional information, please call our executive office at (877) 468-7878 (toll free) or (229) 248-0990 (in Georgia).

Prospective investors will be required to complete an application and purchaser suitability questionnaire prior to investing in the Demand Notes. We reserve the right to reject any subscription. If we accept an investment, you should not assume that the Demand Notes are a suitable and appropriate investment for you.

You will not know at the time of investment whether we will be successful in completing the sale of any or all of the Demand Notes. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, investments previously received will be irrevocable and no funds will be refunded.

The Demand Notes are not listed on any securities exchange, and there is no established trading market for the Demand Notes.

LEGAL MATTERS

The validity of the Demand Notes being offered by this prospectus will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Atlanta, Georgia.

EXPERTS

The consolidated financial statements appearing in this prospectus and registration statement have been audited by Carr, Riggs & Ingram, LLC, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Demand Notes offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the Demand Notes sold in this offering, refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

As a result of the offering, we are subject to the full informational requirements of the Securities Exchange Act of 1934. We will continue to fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

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Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders

The Money Tree Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of The Money Tree Inc. and subsidiaries (the “Company”) as of September 25, 2009 and 2008, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the three years in the period ended September 25, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Money Tree Inc. and subsidiaries as of September 25, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 25, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements for the year ended September 25, 2009 have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The consolidated financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

As described in Note 1 to the consolidated financial statements, the Company’s 2009, 2008 and 2007 consolidated financial statements have been restated to correct a misstatement.

/s/ Carr, Riggs & Ingram, LLC

Tallahassee, Florida

December 23, 2009 except for the matters disclosed in the third paragraph of Note 1, as to which the date is May 26, 2010.

The Money Tree Inc. and Subsidiaries

Consolidated Balance Sheets, as restated

September 25,	2009	2008

Assets

Cash and cash equivalents	$2,921,777	$12,541,302
Finance receivables, net	47,356,095	59,787,584
Other receivables	716,661	956,752
Inventory	2,201,966	3,167,021
Property and equipment, net	4,226,555	4,906,189
Other assets	1,831,146	2,498,205

Total assets	$59,254,200	$83,857,053

Liabilities and Shareholders’ Deficit

Liabilities
Accounts payable and other accrued liabilities	$2,489,269	$3,278,870
Accrued interest payable	13,462,931	14,854,877
Demand notes	3,146,707	3,658,160
Senior debt	326,517	694,890
Variable rate subordinated debentures	73,602,821	82,209,211

Total liabilities	93,028,245	104,696,008

Commitments and contingencies (see Notes 11 and 14)

Shareholders’ deficit
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	1,677,647
Class B non-voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	-	-
Accumulated deficit	(35,451,692)	(22,516,602)

Total shareholders’ deficit	(33,774,045)	(20,838,955)

Total liabilities and shareholders’ deficit	$59,254,200	$83,857,053

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Operations, as restated

Years ended September 25,	2009	2008	2007

Interest and fee income	$15,589,074	$19,280,069	$19,480,740
Interest expense	(7,611,185)	(8,275,310)	(8,025,969)

Net interest and fee income before provision for credit losses	7,977,889	11,004,759	11,454,771
Provision for credit losses	(10,613,619)	(13,042,863)	(7,939,781)

Net revenue (loss) from interest and fees after provision for credit losses	(2,635,730)	(2,038,104)	3,514,990
Insurance commissions	8,354,410	9,615,005	10,120,463
Commissions from motor club memberships from company owned by related parties	1,601,482	1,844,341	1,946,476
Delinquency fees	1,561,013	1,719,608	1,775,728
Income tax service agreement income from company owned by related parties	-	-	3,310
Other income	529,541	647,406	747,829

Net revenue before retail sales	9,410,716	11,788,256	18,108,796

Retail sales	16,019,081	17,164,407	19,001,858
Cost of sales	(10,365,638)	(11,131,463)	(12,170,317)

Gross margin on retail sales	5,653,443	6,032,944	6,831,541

Net revenues	15,064,159	17,821,200	24,940,337

Operating expenses
Personnel expense	(15,732,538)	(15,530,590)	(15,349,102)
Facilities expense	(3,981,370)	(3,807,540)	(3,760,048)
General and adminstrative expenses	(3,062,752)	(3,287,831)	(3,150,330)
Other operating expenses	(5,649,625)	(4,852,247)	(4,978,335)
Impairment loss from writedown of goodwill	-	(991,243)	(365,824)

Total operating expenses	(28,426,285)	(28,469,451)	(27,603,639)

Net operating loss	(13,362,126)	(10,648,251)	(2,663,302)
Loss on sale of property and equipment	(10,497)	(20,980)	(19,012)

Loss before income tax benefit (expense)	(13,372,623)	(10,669,231)	(2,682,314)
Income tax benefit (expense)	437,533	682,194	(1,109,336)

Net loss	$(12,935,090)	$(9,987,037)	$(3,791,650)

Net loss per common share, basic and diluted	$(437.79)	$(338.02)	$(128.33)

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Deficit, as restated

	Common Stock				Accumulated Deficit	Total Shareholders’ Deficit
	Class A Voting		Class B Non-voting
		Stated Value	Shares	Stated Value
	Shares

Balance at September 25, 2006, as originally reported	2,686	$1,677,647	26,860	$-	$(2,982,984)	$(1,305,337)

Effect of restatement	-	-	-	-	(5,754,931)	(5,754,931)

Balance at September 25, 2006, restated	2,686	$1,677,647	26,860	$-	$(8,737,915)	$(7,060,268)

Net loss (as restated)	-	-	-	-	(3,791,650)	(3,791,650)

Balance at September 25, 2007	2,686	1,677,647	26,860	-	(12,529,565)	(10,851,918)

Net loss (as restated)	-	-	-	-	(9,987,037)	(9,987,037)

Balance at September 25, 2008	2,686	1,677,647	26,860	-	(22,516,602)	(20,838,955)

Net loss (as restated)	-	-	-	-	(12,935,090)	(12,935,090)

Balance at September 25, 2009	2,686	$1,677,647	26,860	$-	$(35,451,692)	$(33,774,045)

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows, as restated

Years ended September 25,	2009	2008	2007

Cash flows from operating activities
Net loss	$(12,935,090)	$(9,987,037)	$(3,791,650)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for credit losses	10,613,619	13,042,863	7,939,781
Depreciation	880,119	793,776	794,418
Amortization	4,524	5,714	5,714
Impairment loss from write-down of goodwill	-	991,243	365,824
Deferred income tax expense (benefit)	-	-	645,000
Loss on sale of property and equipment	10,497	20,980	19,012
Loss on sale of finance receivables	148,063	-	-
Change in assets and liabilities:
Other receivables	240,091	(93,396)	151,586
Inventory	965,055	(110,246)	(861,312)
Other assets	662,535	(753,777)	360,762
Accounts payable and other accrued liabilities	(789,601)	(741,186)	494,778
Accrued interest payable	(1,391,946)	525,785	2,747,680

Net cash (used in) provided by operating activities	(1,592,134)	3,694,719	8,871,593

Cash flows from investing activities
Finance receivables originated	(58,340,423)	(73,335,373)	(76,942,622)
Finance receivables repaid	59,934,161	67,630,531	72,779,841
Purchase of property and equipment	(706,512)	(1,586,379)	(1,032,849)
Proceeds from sale of property and equipment	495,530	85,319	580,338
Proceeds from sale of finance receivables	76,069	-	-

Net cash provided by (used in) investing activities	1,458,825	(7,205,902)	(4,615,292)

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	(368,373)	183,227	(156,886)
Demand notes	(511,453)	(2,333,214)	(2,145,476)
Repayments on senior subordinated debt	-	-	(600,000)
Repayments on junior subordinated debt to related parties	-	-	(370,000)
Proceeds-variable rate subordinated debentures	10,028,146	15,435,214	14,132,396
Payments-variable rate subordinated debentures	(18,634,536)	(15,087,019)	(10,181,582)

Net cash (used in) provided by financing activities	(9,486,216)	(1,801,792)	678,452

Net change in cash and cash equivalents	(9,619,525)	(5,312,975)	4,934,753

Cash and cash equivalents, beginning of year	12,541,302	17,854,277	12,919,524

Cash and cash equivalents, end of year	$2,921,777	$12,541,302	$17,854,277

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Years ended September 25,	2009	2008	2007

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:

Cash paid during the year for:
Interest	$9,003,131	$7,749,525	$5,278,289

Income taxes	$-	$268,642	$198,897

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF BUSINESS

The business of The Money Tree Inc. and subsidiaries (the “Company”) consists of the operation of finance company offices which originates direct consumer loans and sales finance contracts in 93 locations throughout Georgia, Alabama, Louisiana and Florida; sales of merchandise (principally furniture, appliances, and electronics) at certain finance company locations; and the operation of three used automobile dealerships in Georgia. The Company also earns revenues from commissions on premiums written for certain insurance products, when requested by loan customers, as an agent for a non-affiliated insurance company. Revenues are also generated from commissions on the sales of automobile club memberships from a company owned by related parties and commissions from sales of prepaid telephone and prepaid cellular services.

The Company’s loan portfolio consists of consumer sales finance contracts receivables, auto sales finance contracts and direct consumer loan receivables. Consumer sales finance contracts receivables consist principally of retail installment sale contracts collateralized primarily by consumer goods sold by our consumer good dealerships, subject to credit approval, in the locations where the Company operates offices. Auto sales finance contracts are motor vehicle installment contracts collateralized by motor vehicles sold by our auto segment dealerships. Direct consumer loan receivables are loans originated directly to customers for general use which are collateralized by existing automobiles or consumer goods, or are unsecured.

Restated Financial Data

Subsequent to issuance of the Company’s 2009 financial statements the Company’s management identified an error related to its recognition of losses related to consumer bankrupt accounts. As a result, the Company has restated certain amounts in the accompanying consolidated financial statements to correct errors in previously reported amounts related to net finance receivables. This restatement affected the provision for credit losses, finance receivables and accumulated deficit. See Note 3 – Finance receivables and allowance for credit losses, Note 9 – Income taxes, Note 16 – Segment financial information, and Note 18 – Restatement of Previously Issued Financial Statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of The Money Tree Inc. and its subsidiaries, all of which are wholly owned by The Money Tree Inc. All significant intercompany accounts and transactions are eliminated in consolidation. Subsequent events have been evaluated through the date the financial statements were issued.

In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could vary from those estimates. Significant estimates include the determination of the allowance for credit losses relating to the Company’s finance receivables. This evaluation is inherently subjective, and, as such, there is at least a reasonable possibility that recorded estimates could change by a material amount in the near term.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The operations of the Company in 2009 reflect continued pressure from an uncertain economy and the negative impact of the turmoil in the credit markets. For the years ended September 25, 2009 and 2008, respectively, the Company has incurred net losses of $12,935,090 and $9,987,037, and has had a deficiency in net interest margin (net loss from interest and fees after provision for credit losses) of $2,635,730 and $2,038,104 and, as of September 25, 2009 and 2008, had a shareholders’ deficit of $33,774,045 and $20,838,955, respectively. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company has closely monitored and managed its liquidity position, understanding that this is of critical importance in the current economic environment; however, the current economic environment makes the cash forecast difficult to predict.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The average term of our direct consumer loans is less than seven months and, therefore, if we anticipate having short-term cash flow problems, we could curtail the amount of funds we loan to our customers and focus on collections to increase cash flow. During the year ended September 25, 2009, the Company reduced its debt and related accrued interest by $10.9 million and tightened its risk management controls related to new loans, resulting in a decrease in loan originations of $15.0 million from the prior year. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, originate new loans and to ultimately attain successful operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less when purchased.

Finance Receivables

Finance receivables are stated at the amount of unpaid principal and accrued interest on certain loans where interest is recognized on an interest accrual basis. Finance receivables with precomputed finance charges are stated at the gross amount reduced by unearned interest, unearned insurance commissions and unearned discounts. In addition to these reductions, all finance receivables are stated net of the allowance for credit losses.

For loans acquired at a discount, the initial investment, which is accounted for in the aggregate, includes the amount paid to the seller plus any fees paid or less any fees received. The initial investment frequently differs from the related loan’s principal amount at the date of purchase. This difference is recognized as an adjustment of yield over the life of the loan. All other costs incurred in connection with acquiring loans, or committing to purchase loans are charged to expense as incurred.

Collectibility of the acquired loans is continually evaluated throughout the life of the acquired loan. If upon subsequent evaluation:

•	the estimate of the total probable collections is more favorable, the amount of the discount to be amortized is adjusted accordingly.

•	the estimate of amounts probable of collection is less favorable, the loans may be considered to be impaired.

•

it is not possible to estimate the amount and timing of collection, then amortization ceases, and the cost-recovery method is implemented, which requires that all payments be applied to the principal amount of loan first and when that is reduced to zero, any additional amounts are recognized as income.

Income Recognition

GAAP requires that an interest yield method be used to calculate income recognized on accounts which have precomputed finance charges. An interest yield method is used by the Company on each individual precomputed account to calculate income for ongoing accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78s method for payoffs and renewals when customers take such actions on their accounts. Since the majority of the Company’s precomputed accounts are paid off or renewed prior to maturity, the result is that most precomputed accounts are adjusted to a Rule of 78s basis effective yield. Renewals and refinancings require that the borrower meet the underwriting guidelines similar to a new customer and, as a result, the interest rate and effective yield, as well as the other terms of the refinanced loans are at least as favorable to the lender as comparable loans with customers with similar risks who are not refinancing; therefore, all renewals and refinancings are treated as new loans. Further any unamortized net fees or costs and any prepayment penalties from the original loan are recognized in interest income when the new loan is granted. Rebates of interest, if applicable, are charged to interest income at the time of the new loan. The new loan is originated utilizing a portion of the proceeds to pay off the existing loan and the remaining portion advanced to the customer. The difference between income previously recognized under the interest yield method and the Rule of 78s method is recognized as an adjustment to interest income at the time of the rebate. Adjustments to interest income for the fiscal years ended September 25, 2009, 2008, and 2007 were $1,325,777, $2,227,772, and $2,504,285, respectively.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recognition of interest income is suspended on accounts with precomputed interest charges when the account becomes more than 90 days delinquent. Accrual of interest income on other finance receivables is suspended when no payment has been made on an account for 60 days or more on a contractual basis. Loans are returned to active status and earning or accrual of income is resumed when all of the principal and interest amounts contractually due are brought current (one or more full contractual monthly payments are received and the account is less than 90 or 60 days contractually delinquent), at which time management believes future payments are reasonably assured. Interest accrued on loans charged off is reversed against interest income in the current period. Any amounts charged off that related to prior periods are not material for any period presented.

For loans acquired at a discount, the initial investment, which is accounted for in the aggregate, includes the amount paid to the seller plus any fees paid or less any fees received. The initial investment frequently differs from the related loan’s principal amount at the date of purchase. This difference is recognized as an adjustment of yield over the life of the loan. All other costs incurred in connection with acquiring loans, or committing to purchase loans are charged to expense as incurred.

The discount on an acquired loan is amortized over the period in which the payments are probable of collection. Discounts are amortized using the interest method.

The Company receives commissions from independent insurers for policies issued to finance customers. These insurance commissions are deferred and systematically amortized to income over the life of the related insurance contract since the insurance and lending activities are integral parts of the same transaction. Commissions for credit and non-credit insurance products are recognized over the risk period based on the method applicable to the insurance coverage’s risk exposure, which generally coincides with the term of the related loan contract. Insurance commissions for products that have constant risk exposure are earned using the straight-line method. Insurance commissions for insurance products with declining risk exposure or coverage are recognized using the Rule of 78s method that approximates the interest method. The auto and accidental death and dismemberment policies are earned over the policy’s predetermined schedule of coverage. The Company retains advance commissions that vary by products at the time the policies are written. Retrospective commissions are paid to the Company on an earned premium basis, net of claims and other expenses. Contingencies exist only to the extent of refunds due on early termination of policies that exceed the amount of advanced commissions retained. These refunds are netted against the gross amount of premiums written.

Commissions earned from Interstate Motor Club, Inc., a related party, on the sale of motor club memberships are recognized at the time the membership is sold. The Company has no obligations related to refund of membership fees on cancellations. Claims filed by members are the responsibility of the issuer of the membership.

Retail sales include sales of used automobiles, home furnishings, electronic equipment, and appliances. Warranties on selected used vehicles are available as an add-on item through an unaffiliated warranty company. Home furnishings, electronic equipment and appliances carry their own manufacturer’s warranties. Retail sales revenues are recognized at the time of sale when title and risk of loss is transferred to the customer. Warranty revenues are recognized at the time of sale.

Loan Origination Fees and Costs

Non-refundable loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the loan yield over the contractual life of the related loan. Unamortized amounts are recognized in income at the time loans are renewed or paid in full.

Credit Losses

The allowance for credit losses is determined by several factors. Recent historical loss experience is the primary factor in the determination of the allowance for credit losses. An evaluation is performed by loan segment to compare the amount of accounts charged off, net of recoveries of such accounts, in relation to the average net outstanding finance receivables for the period being reviewed. Further, the Company adjusts, when deemed appropriate, the allowance to reflect any enhancement or deterioration in the quality of the loan portfolio, primarily based on a review of loan delinquencies and to a lesser extent other qualitative factors. Management believes this evaluation process provides an adequate allowance for credit losses due to the Company’s direct consumer and consumer sales finance loan portfolios which consist of a large number of smaller balance

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

homogeneous loans. Also, a review of loans that comprise the automotive segment is performed monthly to determine if the allowance should be adjusted based on possible exposure related to collectibility of these loans.

In accordance with the auto sales contract, the Company may repossess the collateralized vehicle after 30 days without payment to protect the vehicle’s integrity and to minimize the Company’s loss. Management routinely evaluates the inherent risks and change in the composition of the loan portfolio based on their extensive experience in the consumer finance industry in consideration of estimating the adequacy of the allowance. Also considered are delinquency trends, economic conditions, and industry factors. In most instances, an insurance product is purchased in conjunction with the loan. In the event of the death or injury of the customer or damage to pledged collateral, the proceeds from the claims would generally pay off or continue payments on the loan, thereby negating any consideration in the allowance determination. In other instances, a non-filing or non-recording insurance policy is made in conjunction with the loan, (see description of non-filing insurance below). Proceeds from these claims are netted against charge-offs as recoveries in the determination of the allowance. Recoveries represent receipts from non-file insurance claims, cash recoveries and bankruptcy recoveries. Provisions for credit losses are charged to income in amounts sufficient to maintain an allowance for credit losses at a level considered adequate to cover the probable loss inherent in the finance receivable portfolio.

The Company’s charge-off policy requires that balances be charged off when they are 180 days since last payment, unless upon review by management, the balance is deemed collectible by garnishment of wages or other collection methods. Also, an account may be charged off if it is determined by senior management that the account is uncollectible due to certain circumstances, as in the death of the customer who did not elect to purchase credit life insurance for the loan contract or in situations when repossession and sale of collateral occurs and the balance is not recoverable through the legal process or other methods. Loan balances charged off exclude accrued interest, which is reversed against interest income. Accounts that are to be disbursed under a plan of bankruptcy are monitored separately from other accounts. Consumer bankrupt accounts are fully charged-off within 30 days after receipt of the notice of bankruptcy filing. Direct consumer loans are charged off net of proceeds from non-filing insurance (see discussion below). For consumer sales finance and auto sales contracts, the Company is granted a security interest in the collateral for which the loan was made. In the event of default, the collateral on such contracts may be repossessed at 31 to 60 days delinquency (roughly two payments). After repossession, the collateral is sold according to UCC-9 disposition of collateral rules and the proceeds of the sale are applied to the customer’s account. If the likelihood of collection on a judgment is favorable, a suit is filed for the deficiency balance remaining and, if granted, garnishment and/or execution follows for collection of the balance. If the collateral is not conducive for repossession because of it being in unmarketable condition, judgment is sought without repossession and sale of collateral. If collection on a judgment is not favorable, the balance of the account is charged off.

Non-file insurance

Non-file premiums are charged on direct consumer loans at inception and renewal in lieu of recording and perfecting the Company’s security interest in the assets pledged on such loans and are remitted to a third-party insurance company for non-filing insurance coverage. Non-file insurance is not available for motor vehicle installment sales contracts and consumer sales finance contracts. Certain losses related to such direct consumer loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims, are reimbursed through non-filing insurance claims subject to policy limitations. These limitations include: no loans may exceed $5,000 to any one customer; no loans may exceed 36 months in term; and no fraudulent loans. When accounts covered by non-filing insurance are deemed uncollectible, they are charged off and the claim filed with the insurance carrier, usually within 30 days. Proof of coverage and documentation of collection activity are submitted with the claim. Recoveries from non-filing insurance are reflected in the accompanying consolidated financial statements as a reduction in credit losses and receivables related to such claim recoveries are included in other receivables (see Note 3).

Inventory

Inventory is valued at the lower of cost (first-in, first-out basis) or market. Inventory generally consists of home furnishings, electronics and used automobiles.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets ranging from 5 to 10 years. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term. Such amortization is included in depreciation expense in the accompanying consolidated statements of cash flows.

Goodwill

During the years ended September 25, 2008 and 2007 in conjunction with the annual goodwill impairment testing process, the Company recorded impairment charges in the amount of $991,243 and $365,824, respectively. No goodwill was recorded as of September 25, 2009 and 2008.

Impairment of Long-Lived Assets (other than Goodwill)

The Company periodically evaluates whether events or circumstances have occurred that indicate the carrying amount of long-lived assets and certain identifiable intangible assets may warrant revision or may not be recoverable. When factors indicate that these long-lived assets and certain identifiable intangible assets should be evaluated for possible impairment, the Company assesses the recoverability by determining whether the carrying value of such assets will be recovered through the future undiscounted cash flows expected from the use of the asset and its eventual disposition. Amounts paid for covenants not to compete are amortized on a straight-line basis over a period of seven years. In management’s opinion, there has been no impairment of value of long-lived assets and certain identifiable intangible assets at September 25, 2009 and 2008.

Income Taxes

The Company provides for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for expected future tax consequences of temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities using tax rates expected in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Governmental Regulation

The Company is subject to various state and federal laws and regulations which, among other things, impose limits on interest rates, other charges, insurance premiums, and require licensing and qualification.

Fair Value of Financial Instruments

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and cash equivalents. Cash consists of cash on hand and with banks, either in commercial accounts, or money market accounts. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period between the acquisition of the instruments and their expected realization.

Finance receivables. Finance receivables are reported net of unearned interest, insurance commissions, discounts and allowances for credit losses, which are considered short-term because the average life is approximately five months, assuming prepayments. The discounted cash flows of the loans approximate the net finance receivables.

Subordinated debentures. Fair value approximates $76,372,000 compared to the carrying value of $73,603,000 based on the calculation of the present value of the expected future cash flows associated with the debentures. The debenture holder also may redeem the debenture for 100 percent of the principal on demand subject to a 90-day interest penalty.

Demand notes. The carrying value approximates fair value due to rights to withdraw the balance at any time.

Senior debt. The carrying value of the Company’s senior debt approximates fair value due to the relatively short period of time from origination of the instruments and their expected payment.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses totaled $412,823, $616,055, and $704,972 for the years ended September 25, 2009, 2008, and 2007, respectively.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allocation of Expenses to Related Party

Employees of The Money Tree Inc. perform services in support of Interstate Motor Club, an affiliate of the Company. The Company assesses Interstate Motor Club an administration fee that approximates the cost of support provided to Interstate Motor Club.

Net Income (loss) Per Common Share

Net income (loss) per common share is computed based upon weighted–average common shares outstanding. There are no potentially dilutive securities issued or outstanding.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform with the method of presentation used in 2009.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued new guidance effective for financial statements issued for periods ending after September 15, 2009. “The FASB Accounting Standards Codification” (“FASB ASC”) establishes the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the FASB ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative. Our adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to improve the reporting for the transfer of financial assets resulting from (1) practices that have developed since the issuance of previous guidance that are not consistent with the original intent and key requirements of that guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. These revisions to FASB ASC 860, “Transfers and Servicing,” must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. These revisions to FASB ASC 810, “Consolidation,” is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

In April 2009, the FASB issued revised guidance for recognizing and measuring pre-acquisition contingencies in a business combination. These revisions, which are a part of FASB ASC 805, “Business Combinations,” address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance is not expected to have a material impact on our consolidated financial statements.

In May 2008, the FASB issued revised guidance for accounting for financial guarantee insurance contracts. These revisions, which are a part of FASB ASC 944, “Financial Services-Insurance,” clarify the application of GAAP to certain financial guarantee insurance contracts included within the scope of the guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. We do not expect this guidance will have a material impact on our consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2008, the FASB issued new guidance concerning “Disclosures about Derivative Instruments and Hedging Activities,” which is included in FASB ASC 815. This guidance requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This guidance encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management does not expect this guidance to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued new guidance for the accounting of noncontrolling interests. This new guidance, which is part of FASB ASC 810, “Consolidations,” establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. We have not yet determined the impact, if any, that this guidance will have on its consolidated financial statements. This guidance is effective for our fiscal year beginning September 26, 2009.

In December 2007, the FASB issued revised guidance for the accounting of business combinations. These revisions to FASB ASC 805, “Business Combinations,” require that the acquisition method of accounting (previously the purchase method) be used for all business combinations and that an acquirer be identified for each business combination. This guidance also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will apply prospectively to business combinations for which the acquisition date is on or after September 26, 2009. While we have not yet evaluated this statement for the impact, if any, that this guidance will have on its consolidated financial statements, we will be required to expense costs related to any acquisitions after September 25, 2009.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167), which has not been codified. SFAS 167 amends FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46(R)) to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (VIE) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Also, SFAS 167 requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. SFAS No. 167 is effective for interim and annual reporting periods ending after November 15, 2009. We are currently evaluating the impact, if any, this standard will have on our consolidated financial statements.

NOTE 3 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES, AS RESTATED

Finance receivables consisted of the following:

September 25,	2009	2008

Finance receivables, direct consumer	$20,098,661	$33,068,727
Finance receivables, consumer sales finance	16,663,172	17,373,830
Finance receivables, auto sales finance	30,151,923	30,707,329

Total gross finance receivables	66,913,756	81,149,886
Unearned insurance commissions	(1,996,614)	(2,793,425)
Unearned finance charges	(9,243,875)	(10,621,034)
Accrued interest receivable	608,209	865,885

Finance receivables, before allowance for credit losses	56,281,476	68,601,312
Allowance for credit losses	(8,925,381)	(8,813,728)

Finance receivables, net	$47,356,095	$59,787,584

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 3 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES, AS RESTATED (CONTINUED)

An analysis of the allowance for credit losses is as follows:

Years ended September 25,	2009	2008	2007

Beginning balance	$8,813,728	$5,150,361	$2,275,359

Provisions for credit losses	10,613,619	13,042,863	7,939,781

Charge-offs:
Direct consumer	(8,589,238)	(8,894,529)	(5,579,005)
Consumer sales finance	(3,966,748)	(2,521,245)	(1,758,664)
Motor vehicle sales finance	(1,768,170)	(1,370,165)	(1,185,753)

Recoveries - non-file insurance (direct consumer)	2,795,483	2,543,459	2,569,925
Recoveries - other	963,918	880,607	897,460

Other	62,789	(17,623)	(8,742)

Ending balance	$8,925,381	$8,813,728	$5,150,361

It is the Company’s experience that a substantial portion of the loan portfolio generally is renewed or repaid before contractual maturity dates. During the years ended September 25, 2009, 2008, and 2007, cash collections of receivables (including principal, renewals and finance charges since finance receivables are recorded and tracked at their gross precomputed amount) totaled $76,482,092, $87,883,004, and $95,928,382, respectively, and these cash collections were 103 percent, 105 percent, and 110 percent of average gross finance receivable balances, respectively.

Finance receivables in a non-accrual status totaled $7,715,778, $10,984,616, and $14,017,423 at September 25, 2009, 2008 and 2007, respectively. Because of their delinquency status, the Company considers these loans to be impaired. Consequently, the amount of loans in non-accrual status represents the Company’s investment in impaired loans. Since the Company’s portfolio of finance receivables is comprised primarily of small balance, homogenous loans, individual impairment is not performed, but rather evaluated as a group within the segments of direct consumer, consumer sales finance and automotive sales finance. The allowance for credit losses related to the entire portfolio of loans was $8,925,381, $8,813,728, and $5,150,361 at September 25, 2009, 2008 and 2007, respectively.

The Company ceases the accrual of interest income on interest-bearing finance receivables when no payment has been made for 60 days or more. Recognition of interest income suspends at 90 days contractual delinquency on accounts with precomputed interest charges. Suspended interest totaled $916,802, $1,167,918, and $1,149,545 for the years ended September 25, 2009, 2008, and 2007, respectively.

Finance receivables charged off are reduced by proceeds from non-filing insurance. The Company purchases non-filing insurance on certain loans in lieu of filing a Uniform Commercial Code lien. Premiums collected are remitted to the insurance company to cover possible losses from charge-offs as a result of not recording these liens. Amounts recovered from non-filing insurance claims totaled $2,795,483, $2,543,459, and $2,569,925, for the years ended September 25, 2009, 2008, and 2007, respectively. If this insurance product was discontinued, these proceeds would not be available to offset future credit losses and additional provisions for credit losses would be required. Amounts receivable from the insurance company related to non-filing insurance claims were $421,132 and $514,897 at September 25, 2009 and 2008, respectively, and are included in other receivables in the accompanying consolidated balance sheets.

The Company also realizes recoveries of accounts previously charged off as a result of subsequent collection efforts and through receipts of disbursements from bankruptcy proceedings. These are recognized as recoveries when received and totaled $963,918, $880,607 and $897,460 for the years ended September 25, 2009, 2008 and 2007, respectively.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4 – INVENTORY

Inventory consisted of the following:

September 25,	2009	2008

Used automobiles	$1,159,473	$1,529,078
Home furnishings and electronics	1,042,493	1,637,943

Total inventory	$2,201,966	$3,167,021

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

September 25,	2009	2008

Furniture and equipment	$6,025,876	$6,978,418
Airplane	174,000	609,155
Automotive equipment	550,181	543,154
Leasehold improvements	2,833,393	2,698,008

	9,583,450	10,828,735
Accumulated depreciation	(5,356,895)	(5,922,546)

Total property and equipment, net	$4,226,555	$4,906,189

Depreciation expense totaled $880,119, $793,776, and $794,418, for the years ended September 25, 2009, 2008 and 2007, respectively.

NOTE 6 – ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

September 25,	2009	2008

Accounts payable	$150,144	$271,815
Insurance payable, loan related	414,470	639,167
Accrued payroll	472,772	507,484
Accrued payroll taxes	35,642	38,420
Money orders	-	530,888
Sales tax payable	1,072,007	1,210,579
Other liabilities	344,234	80,517

Total accounts payable and other accrued liabilities	$2,489,269	$3,278,870

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 7 – DEBT

Debt consisted of the following:

September 25,	2009	2008

Senior debt: due to banks and commercial finance companies, collateralized by inventory and certain automotive equipment, and certain notes include personal guarantees of a shareholder, interest at prime plus 2%, due in 2010. The carrying values of the collateral at September 25, 2009 and 2008 were $362,206 and $725,910, respectively.	$326,517	$694,890

Total senior debt	326,517	694,890

Variable rate subordinated debentures issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.25% to 9.6%, due at various dates through 2013.	30,730,844	45,020,194

Variable rate subordinated debentures issued by The Money Tree Inc.: due to individuals, unsecured, interest at 6.0% to 8.7%, due at various dates through 2013.	42,871,977	37,189,017

Total subordinated debentures	73,602,821	82,209,211

Demand notes issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	441,747	613,442

Demand notes issued by The Money Tree Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	2,704,960	3,044,718

Total demand notes	3,146,707	3,658,160

Total debt	$77,076,045	$86,562,261

There are no pre-payment penalties on the senior debt or subordinated debt. At the Company’s discretion, these debt obligations could be satisfied by paying the outstanding principal balance plus accrued interest.

Effective December 25, 2005, the Company terminated the sale of debentures and demand notes through its subsidiary, The Money Tree of Georgia Inc. and commenced the sale of debentures and demand notes from the parent company.

Interest on the debentures is earned daily and is payable at any time upon request of the holder. Interest on the demand notes is payable only at the time demand is made by the holder for repayment of the note.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 7 – DEBT (CONTINUED)

The debentures may be redeemed at the holder’s option at the end of the interest adjustment period selected (one year, two years or four years) or at maturity. Redemption prior to maturity or interest adjustment period is at the Company’s discretion and subject to a 90 day interest penalty. Demand notes may be redeemed by holders at any time. The Company intends to meet its obligation to repay such debt with cash generated from sales of the debentures and demand notes, cash on hand, income from operations or working capital.

Our obligations with respect to the debentures and demand notes are governed by the terms of indenture agreements with U.S. Bank National Association, as trustee. Under the indentures, in addition to other possible events of default, if we fail to make a payment of principal or interest under any debenture or demand note and this failure is not cured within 30 days, we will be deemed in default. Upon such a default, the trustee or holders of 25% in principal of the outstanding debentures or demand notes could declare all principal and accrued interest immediately due and payable. Since our total assets do not cover these debt payment obligations, we would most likely be unable to make all payments under the debentures or demand notes when due, and we might be forced to cease our operations.

Aggregate debt maturities at September 25, 2009 are as follows:

	2010	2011	2012	2013	Total

Senior debt, banks and finance companies	$326,517	$-	$-	$-	$326,517
Variable rate subordinated debentures	20,296,448	15,974,606	20,840,806	16,490,961	73,602,821
Demand notes	3,146,707	-	-	-	3,146,707

	$23,769,672	$15,974,606	$20,840,806	$16,490,961	$77,076,045

Interest expense totaled $7,611,185, $8,275,310, and $8,025,969, for the years ended September 25, 2009, 2008 and 2007, respectively.

NOTE 8 – COMMON STOCK

The common stock of the Company is comprised of the following: Class A voting shares, no par value, 500,000 authorized, 2,686 shares issued and outstanding; and Class B non-voting shares, no par value, 1,500,000 authorized, 26,860 shares issued and outstanding.

NOTE 9 – INCOME TAXES, AS RESTATED

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”; accordingly deferred income taxes are provided at the enacted marginal rates on the difference between the financial statement and income taxes bases of assets and liabilities. Deferred income tax provisions or benefits are based on the change in the deferred tax assets and liabilities from period to period.

The provision for income taxes for the years ended September 25, 2009, 2008 and 2007 consisted of the following:

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9 – INCOME TAXES, AS RESTATED (CONTINUED)

Years ended September 25,	2009	2008	2007

Current tax expense (benefit)
Federal	$(437,533)	$(626,984)	$393,010
State	-	(55,210)	71,326

Total current	(437,533)	(682,194)	464,336
Deferred income tax expense (benefit)
Federal	(3,806,453)	(2,804,122)	(1,242,149)
State	(803,034)	(543,840)	(230,025)
(Decrease) increase in valuation allowance	4,609,487	3,347,962	2,117,174

Total deferred	-	-	645,000

Total provision (benefit)	$(437,533)	$(682,194)	$1,109,336

The income tax provision differs from the amount of income tax determined by applying the U.S. federal rate of 34% to pretax income for the years ended September 25, 2009, 2008 and 2007 due to the following:

Years ended September 25,	2009	2008	2007

Income tax expense at Federal statutory income tax rates	$(4,546,692)	$(3,627,539)	$(911,987)
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal tax benefit	(529,556)	(422,501)	(106,219)
Non-deductible expenses	23,807	15,966	19,207
Increase (decrease) in valuation allowance	4,609,487	3,347,962	2,117,174
Other	5,421	3,918	(8,839)

Total provision (benefit)	$(437,533)	$(682,194)	$1,109,336

Net deferred tax assets consist of the following components:
September 25,	2009	2008

Deferred tax liability:
Property and equipment	$472,000	$564,000

	472,000	564,000
Deferred tax assets:
Allowance for credit losses	3,867,679	3,855,212
Net operating loss carryforwards	7,197,356	2,444,336
Interest income	154,000	86,000
Insurance commissions	695,000	949,000
Goodwill and intangible assets	352,000	414,000

	12,266,035	7,748,548

Net deferred tax assets	11,794,035	7,184,548
Valuation allowance	(11,794,035)	(7,184,548)

Net deferred tax assets, less valuation allowance	$-	$-

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9 – INCOME TAXES, AS RESTATED (CONTINUED)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code.

At the end of the fiscal year 2009, 2008 and 2007, the Company’s statements of operations reflected cumulative losses in recent years, as that term is used in ASC 740. The Company therefore considered such cumulative losses and other evidence affecting the assessment of the realizability of the net deferred tax assets and concluded that it was no longer more likely than not that the net deferred tax assets were realizable based on the guidance provided in ASC 740. Accordingly, the Company increased the valuation allowance to fully offset the net deferred tax assets.

The Company has available at September 25, 2009, unused Federal operating loss and charitable carryforwards of $16,763,080 and unused state operating loss and charitable carryforwards of $24,908,013 that expire in various amounts in years from 2010 through 2029.

NOTE 10 – RELATED PARTY TRANSACTIONS

Related party transactions and balances consisted of the following:

As of, or for the years ended September 25,	2009	2008	2007

Interest expense, junior subordinated debt, related parties	$-	$-	$6,941

Rent expense, companies controlled by shareholders	2,180,780	2,150,371	2,033,291

Motor club commissions earned by The Money Tree Inc. and Subsidiaries represents sales of motor club member-ships with the Company acting as agent for an affiliate owned by a shareholder and other related parties	1,601,482	1,844,341	1,946,476

Income tax service agreement income from affiliated company owned by a shareholder and other related parties	-	-	3,310

Martin Family Group, LLLP owns the real estate of thirteen branch offices, one used car lot, and the Company’s principal executive offices. The estate of the Company’s founder and former CEO is a limited partner of Martin Family Group, LLLP and also is the holder of the majority of the Company’s common stock. A Company shareholder is the president of Martin Investments, Inc. which is the managing general partner of Martin Family Group, LLLP. The Company has entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease LLC leases, and then subleases to the Company, another 45 branch office locations and two used car lots for amounts greater than are paid in the underlying leases. This spread is generally to cover property operating cost or improvements made directly by these entities. In the opinion of management, rates paid for these are comparable to those obtained from third parties. A Company shareholder is the president of Martin Investments, Inc., the company which ultimately controls Martin Sublease LLC.

The Company receives commissions from sales of motor club memberships from an entity, owned by the Company’s President and late founder’s three children (of which one is a Director) pursuant to an Agency Sales Agreement.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 11 – OPERATING LEASES

The Company leases office locations under various non-cancelable agreements that require various minimum annual rentals.

Future minimum rental commitments at September 25, 2009 were as follows:

Year Ending September 25	Companies controlled by related parties	Other	Total

2010	$1,948,032	$804,596	$2,752,628
2011	1,326,471	651,148	1,977,619
2012	587,607	400,311	987,918
2013	309,905	291,762	601,667
2014	216,865	155,653	372,518
Thereafter	11,600	96,549	108,149

	$4,400,480	$2,400,019	$6,800,499

Substantially all of the lease agreements are for a five-year term with one or more renewal options at end of the initial term. Rental expense totaled $2,981,593, $2,891,508, and $2,818,172, for the years ended September 25, 2009, 2008, and 2007, respectively.

NOTE 12 – CONCENTRATION OF CREDIT RISK

The Company’s portfolio of finance receivables is with consumers living throughout Georgia, Louisiana, Alabama and Florida, and consequently such consumers’ ability to honor their installment contracts may be affected by economic conditions in these areas. On sales finance contracts and certain other loans, the Company has access to any collateral supporting these receivables through repossession. Finance receivables are collateralized by personal property, automobiles, real property and mobile homes. On unsecured loans, a non-filing insurance policy is generally obtained so that in the event of default, a claim can be filed in order to recover the unpaid balance.

The Company maintains demand deposits with financial institutions. The Company’s policy is to maintain its cash balances at reputable financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), which provides $250,000 of insurance coverage on each customer’s cash balances. At times during the years ended September 25, 2009 and 2008 the Company’s cash balances exceeded the FDIC insured coverage at certain financial institutions.

NOTE 13 – RETIREMENT PLAN

The Company has a 401(k) retirement plan and trust. The plan covers substantially all employees, subject to attaining age 21 and completing 1 year of service with the Company. Under the plan, an employee may contribute up to 15 percent of his or her compensation, with the Company matching 25 percent of these contributions up to a maximum of 6 percent of the employee’s compensation.

Retirement plan expense totaled $44,851, $47,337, and $32,946, for the years ended September 25, 2009, 2008, and 2007, respectively.

NOTE 14 – CONTINGENT LIABILITIES

The Company is a party to litigation arising in the normal course of business. With respect to all such lawsuits, claims, and proceedings, the Company establishes reserves when it is probable a liability has been incurred and the amount can reasonably be estimated. In the opinion of management, the resolution of such matters will not have a material effect on the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 15 – DISCRETIONARY BONUSES

From time to time, the Company pays discretionary bonuses to its employees. The amount of these bonuses charged to operating expenses was $2,295,975, $2,243,839, and $2,075,668, for the years ended September 25, 2009, 2008, and 2007, respectively.

NOTE 16 – SEGMENT FINANCIAL INFORMATION, AS RESTATED

ASC 280, “Segment Reporting”, requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has two reportable segments: Consumer Finance and Sales and also Automotive Finance and Sales.

Consumer finance and sales segment

This segment is comprised of original core operations of the Company: the small consumer loan business in the four states in which the Company operates. The 93 offices that make up this segment are similar in size and in the market they serve. All, with few exceptions, offer consumer goods for sale acting as an agent for another subsidiary of the Company, Home Furniture Mart Inc., which is aggregated in this segment since its sales are generated through these finance offices. This segment is structured with branch management reporting through a regional management level to an operational manager and ultimately to the chief operating decision maker.

Automotive finance and sales segment

This segment is comprised of three used automobile sales locations and offers financing in conjunction with these sales. These locations target similar customers in the Bainbridge, Columbus and Dublin, Georgia markets and surrounding areas who generally cannot qualify for traditional financing. The sales and the financing organizations are aggregated in the segment. A general manager is responsible for sales and finance administration at each of the locations and reports to an operational manager and ultimately to the chief operating decision maker.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance is measured by various factors such as segment profit, loan volumes and delinquency and loss management. All corporate expenses are allocated to the segments. Provisions for income taxes are not allocated to segments.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16 – SEGMENT FINANCIAL INFORMATION, AS RESTATED (CONTINUED)

Year ended September 25, 2009	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

(In Thousands)
Interest and fee income	$12,585	$3,004	$15,589
Interest expense	(5,288)	(2,323)	(7,611)

Net interest and fee income before provision for credit losses	7,297	681	7,978
Provision for credit losses	(8,760)	(1,854)	(10,614)

Net interest and fee loss	(1,463)	(1,173)	(2,636)
Insurance commissions	8,136	218	8,354
Commissions from sale of motor club memberships from affiliated company	1,601	-	1,601
Delinquency fees	1,437	124	1,561
Other income	510	21	531

Net revenues (loss) before retail sales	10,221	(810)	9,411

Gross margin on retail sales	2,911	2,742	5,653

Segment operating expenses	(24,706)	(3,720)	(28,426)

Segment operating loss	$(11,574)	$(1,788)	$(13,362)

Depreciation (Included in segment operating expenses)	$514	$75	$589

Total segment assets	$30,092	$25,236	$55,328

Capital expenditures	$338	$13	$351

RECONCILIATION:			2009

Depreciation:
Segment depreciation			$589
Depreciation at corporate level			291

Total depreciation			$880

Total assets for reportable segments			$55,328

Cash and cash equivalents at corporate level			345
Other receivables at corporate level			717
Property and equipment, net at corporate level			1,033
Other assets at corporate level			1,831

Consolidated assets			$59,254

Total capital expenditures for reportable segments			$351
Capital expenditures at corporate level			356

Total capital expenditures			$707

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16 – SEGMENT FINANCIAL INFORMATION, AS RESTATED (CONTINUED)

Year ended September 25, 2008	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

(In Thousands)
Interest and fee income	$15,904	$3,376	$19,280
Interest expense	(5,974)	(2,301)	(8,275)

Net interest and fee income before provision for credit losses	9,930	1,075	11,005
Provision for credit losses	(11,491)	(1,552)	(13,043)

Net interest and fee loss	(1,561)	(477)	(2,038)
Insurance commissions	9,084	531	9,615
Commissions from sale of motor club memberships from affiliated company	1,844	-	1,844
Delinquency fees	1,616	104	1,720
Other income	625	22	647

Net revenues before retail sales	11,608	180	11,788

Gross margin on retail sales	3,286	2,747	6,033

Segment operating expenses	(24,768)	(3,701)	(28,469)

Segment operating loss	$(9,874)	$(774)	$(10,648)

Depreciation (Included in segment operating expenses)	$389	$90	$479

Total segment assets	$44,047	$26,451	$70,498

Capital expenditures	$1,132	$13	$1,145

RECONCILIATION:			2008

Depreciation:
Segment depreciation			$479
Depreciation at corporate level			314

Total depreciation			$793

Total assets for reportable segments			$70,498
Cash and cash equivalents at corporate level			8,527
Other receivables at corporate level			957
Property and equipment, net at corporate level			1,377
Other assets at corporate level			2,498

Consolidated assets			$83,857

Total capital expenditures for reportable segments			$1,145
Capital expenditures at corporate level			441

Total capital expenditures			$1,586

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16 – SEGMENT FINANCIAL INFORMATION, AS RESTATED (CONTINUED)

Year ended September 25, 2007	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

(In Thousands)
Interest and fee income	$16,064	$3,417	$19,481
Interest expense	(5,708)	(2,318)	(8,026)

Net interest and fee income before provision for credit losses	10,356	1,099	11,455
Provision for credit losses	(6,670)	(1,270)	(7,940)

Net interest and fee income (loss)	3,686	(171)	3,515
Insurance commissions	9,569	551	10,120
Commissions from sale of motor club memberships from affiliated company	1,946	-	1,946
Delinquency fees	1,713	63	1,776
Income tax service agreement from affiliated company	3	-	3
Other income	731	17	748

Net revenues before retail sales	17,648	460	18,108

Gross margin on retail sales	2,986	3,846	6,832

Segment operating expenses	(23,638)	(3,965)	(27,603)

Segment operating profit (loss)	$(3,004)	$341	$(2,663)

Depreciation (Included in segment operating expenses)	$423	$103	$526

Total segment assets	$54,124	$28,077	$82,201

Capital expenditures	$173	$76	$249

RECONCILIATION:			2007

Depreciation:
Segment depreciation			$526
Depreciation at corporate level			268

Total depreciation			$794

Total assets for reportable segments			$82,201

Cash and cash equivalents at corporate level			9,762
Other receivables at corporate level			861
Employee receivables at corporate level			2
Property and equipment, net at corporate level			1,286
Other assets at corporate level			1,750

Consolidated assets			$95,862

Total capital expenditures for reportable segments			$249
Capital expenditures at corporate level			784

Total capital expenditures			$1,033

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 17 – SUBSEQUENT EVENTS

As of September 26, 2009, we ceased sales operation at our Columbus, Georgia used car lot due to poor sales performance and operating losses. Collection activity will continue at this location. In conjunction with this action, we moved one of our two loan offices in Columbus, Georgia to this facility.

As of November 25, 2009, we had redeemed $0.4 million more in debentures than we had sold and we had sold $0.1 million more demand notes than we had redeemed. These include amounts that were redeemed through our subsidiary, The Money Tree of Georgia Inc.

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company concluded on April 23, 2010, to restate our audited consolidated financial statements as of September 25, 2009 and 2008 and for the three years ended September 25, 2009, 2008 and 2007 (the “Restatement”) to correct errors in previously reported amounts. The Restatement reflects the following adjustments related to net finance receivables, accumulated deficit, and the provision for credit losses.

Events Causing the Restatement

The Company has determined that its policy with respect to consumer bankrupt accounts did not sufficiently reserve for loan losses at the time that customers filed for bankruptcy, and thus did not accurately reflect the likelihood that such accounts eventually would be charged off. After analyzing its consumer bankruptcy portfolio, management of the Company has decided that consumer bankrupt accounts should be charged off fully (i.e. removed from the loan portfolio) within 30 days after receipt of the notice of bankruptcy filing.

The impact of the adjustments for the Restatement of the Consolidated Balance Sheets at September 25, 2009 and 2008 was a decrease in net finance receivables and in accumulated deficit of $8,926,786 and $7,942,889, respectively. The impact of the adjustments for the Restatement of the Consolidated Statements of Operations was an increase in the provision for credit losses by $983,897 and an increase in net loss of $983,897 for the year ended September 25, 2009; a decrease in the provision for credit losses by $769,329, a change in the income tax expense to income tax benefit by $1,210,000, and a decrease in net loss of $1,979,329 for the year ended September 25, 2008; and an increase in the provision for credit losses by $2,957,287, a change in the income tax benefit to income tax expense by $1,210,000, and an increase in the net loss by $4,167,287 for the year ended September 25, 2007. These changes are detailed below.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

Impacts on the Consolidated Balance Sheets

As of September 25,2009

	As reported	Adjustment	As restated

Assets

Cash and cash equivalents	$2,921,777	$-	$2,921,777
Finance receivables, net	56,282,881	(8,926,786)	47,356,095
Other receivables	716,661	-	716,661
Inventory	2,201,966	-	2,201,966
Property and equipment, net	4,226,555	-	4,226,555
Other assets	1,831,146		1,831,146

Total assets	$68,180,986	$(8,926,786)	$59,254,200

Liabilities and Shareholders’ Deficit

Liabilities
Accounts payable and other accrued liabilities	$2,489,269	$-	$2,489,269
Accrued interest payable	13,462,931	-	13,462,931
Demand notes	3,146,707	-	3,146,707
Senior debt	326,517	-	326,517
Variable rate subordinated debentures	73,602,821	-	73,602,821

Total liabilities	93,028,245	-	93,028,245

Commitments and contingencies (see Notes 11 and 14)

Shareholders’ deficit
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	-	1,677,647
Class B non-voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	-	-	-
Accumulated deficit	(26,524,906)	(8,926,786)	(35,451,692)

Total shareholders’ deficit	(24,847,259)	(8,926,786)	(33,774,045)

Total liabilities and shareholders’ deficit	$68,180,986	$(8,926,786)	$59,254,200

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

As of September 25,2008

	As reported	Adjustment	As restated

Assets

Cash and cash equivalents	$12,541,302	$-	$12,541,302
Finance receivables, net	67,730,473	(7,942,889)	59,787,584
Other receivables	956,752	-	956,752
Inventory	3,167,021	-	3,167,021
Property and equipment, net	4,906,189	-	4,906,189
Other assets	2,498,205	-	2,498,205

Total assets	$91,799,942	$(7,942,889)	$83,857,053

Liabilities and Shareholders’ Deficit

Liabilities
Accounts payable and other accrued liabilities	$3,278,870	$-	$3,278,870
Accrued interest payable	14,854,877	-	14,854,877
Demand notes	3,658,160	-	3,658,160
Senior debt	694,890	-	694,890
Variable rate subordinated debentures	82,209,211	-	82,209,211

Total liabilities	104,696,008	-	104,696,008

Commitments and contingencies (see Notes 11 and 14)

Shareholders’ deficit
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	-	1,677,647
Class B non-voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	-	-	-
Accumulated deficit	(14,573,713)	(7,942,889)	(22,516,602)

Total shareholders’ deficit	(12,896,066)	(7,942,889)	(20,838,955)

Total liabilities and shareholders’ deficit	$91,799,942	$(7,942,889)	$83,857,053

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

Impacts on the Consolidated Statements of Operations

Year ended September 25,2009

	As reported	Adjustment	As restated

Interest and fee income	$15,589,074	$-	$15,589,074
Interest expense	(7,611,185)	-	(7,611,185)

Net interest and fee income before provision for credit losses	7,977,889	-	7,977,889
Provision for credit losses	(9,629,722)	(983,897)	(10,613,619)

Net revenue (loss) from interest and fees after provision for credit losses	(1,651,833)	(983,897)	(2,635,730)
Insurance commissions	8,354,410	-	8,354,410
Commissions from motor club memberships from company owned by related parties	1,601,482	-	1,601,482
Delinquency fees	1,561,013	-	1,561,013
Income tax service agreement income from company owned by related parties	-	-	-
Other income	529,541	-	529,541

Net revenue before retail sales	10,394,613	(983,897)	9,410,716

Retail sales	16,019,081	-	16,019,081
Cost of sales	(10,365,638)	-	(10,365,638)

Gross margin on retail sales	5,653,443	-	5,653,443

Net revenues	16,048,056	(983,897)	15,064,159

Operating expenses
Personnel expense	(15,732,538)	-	(15,732,538)
Facilities expense	(3,981,370)	-	(3,981,370)
General and administrative expenses	(3,062,752)	-	(3,062,752)
Other operating expenses	(5,649,625)	-	(5,649,625)
Impairment loss from writedown of goodwill	-	-	-

Total operating expenses	(28,426,285)	-	(28,426,285)

Net operating loss	(12,378,229)	(983,897)	(13,362,126)
Loss on sale of property and equipment	(10,497)	-	(10,497)

Loss before income tax benefit (expense)	(12,388,726)	(983,897)	(13,372,623)
Income tax benefit (expense)	437,533	-	437,533

Net loss	$(11,951,193)	$(983,897)	$(12,935,090)

Net loss per common share, basic and diluted	$(404.49)	$(33.30)	$(437.79)

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

Year ended September 25,2008

	As reported	Adjustment	As restated

Interest and fee income	$19,280,069	$-	$19,280,069
Interest expense	(8,275,310)	-	(8,275,310)

Net interest and fee income before provision for credit losses	11,004,759	-	11,004,759
Provision for credit losses	(13,812,192)	769,329	(13,042,863)

Net revenue (loss) from interest and fees after provision for credit losses	(2,807,433)	769,329	(2,038,104)
Insurance commissions	9,615,005	-	9,615,005
Commissions from motor club memberships from company owned by related parties	1,844,341	-	1,844,341
Delinquency fees	1,719,608	-	1,719,608
Income tax service agreement income from company owned by related parties	-	-	-
Other income	647,406	-	647,406

Net revenue before retail sales	11,018,927	769,329	11,788,256

Retail sales	17,164,407	-	17,164,407
Cost of sales	(11,131,463)	-	(11,131,463)

Gross margin on retail sales	6,032,944	-	6,032,944

Net revenues	17,051,871	769,329	17,821,200

Operating expenses
Personnel expense	(15,530,590)	-	(15,530,590)
Facilities expense	(3,807,540)	-	(3,807,540)
General and administrative expenses	(3,287,831)	-	(3,287,831)
Other operating expenses	(4,852,247)	-	(4,852,247)
Impairment loss from writedown of goodwill	(991,243)	-	(991,243)

Total operating expenses	(28,469,451)	-	(28,469,451)

Net operating loss	(11,417,580)	769,329	(10,648,251)
Loss on sale of property and equipment	(20,980)	-	(20,980)
Loss before income tax benefit (expense)	(11,438,560)	769,329	(10,669,231)
Income tax benefit (expense)	(527,806)	1,210,000	682,194

Net loss	$(11,966,366)	$1,979,329	$(9,987,037)

Net loss per common share, basic and diluted	$(405.01)	$66.99	$(338.02)

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

Year ended September 25, 2007

	As reported	Adjustment	As restated

Interest and fee income	$19,480,740	$-	$19,480,740
Interest expense	(8,025,969)	-	(8,025,969)

Net interest and fee income before provision for credit losses	11,454,771	-	11,454,771
Provision for credit losses	(4,982,494)	(2,957,287)	(7,939,781)

Net revenue (loss) from interest and fees after provision for credit losses	6,472,277	(2,957,287)	3,514,990
Insurance commissions	10,120,463	-	10,120,463
Commissions from motor club memberships from company owned by related parties	1,946,476	-	1,946,476
Delinquency fees	1,775,728	-	1,775,728
Income tax service agreement income from company owned by related parties	3,310	-	3,310
Other income	747,829	-	747,829

Net revenue before retail sales	21,066,083	(2,957,287)	18,108,796

Retail sales	19,001,858	-	19,001,858
Cost of sales	(12,170,317)	-	(12,170,317)

Gross margin on retail sales	6,831,541	-	6,831,541

Net revenues	27,897,624	(2,957,287)	24,940,337

Operating expenses
Personnel expense	(15,349,102)	-	(15,349,102)
Facilities expense	(3,760,048)	-	(3,760,048)
General and adminstrative expenses	(3,150,330)	-	(3,150,330)
Other operating expenses	(4,978,335)	-	(4,978,335)
Impairment loss from writedown of goodwill	(365,824)	-	(365,824)

Total operating expenses	(27,603,639)	-	(27,603,639)

Net operating loss	293,985	(2,957,287)	(2,663,302)
Loss on sale of property and equipment	(19,012)	-	(19,012)

Loss before income tax benefit (expense)	274,973	(2,957,287)	(2,682,314)
Income tax benefit (expense)	100,664	(1,210,000)	(1,109,336)

Net income (loss)	$375,637	$(4,167,287)	$(3,791,650)

Net loss per common share, basic and diluted	$12.71	$(141.04)	$(128.33)

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

Impacts on the Consolidated Statements of Cash Flows

Year ended September 25, 2009

	As reported	Adjustment	As restated

Cash flows from operating activities
Net loss	$(11,951,193)	$(983,897)	$(12,935,090)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for credit losses	9,629,722	983,897	10,613,619
Depreciation	880,119	-	880,119
Amortization	4,524	-	4,524
Impairment loss from write-down of goodwill	-	-	-
Deferred income tax expense (benefit)	-	-	-
Loss on sale of property and equipment	10,497	-	10,497
Loss on sale of finance receivables	148,063	-	148,063
Change in assets and liabilities:
Other receivables	240,091	-	240,091
Inventory	965,055	-	965,055
Other assets	662,535	-	662,535
Accounts payable and other accrued liabilities	(789,601)	-	(789,601)
Accrued interest payable	(1,391,946)	-	(1,391,946)

Net cash (used in) provided by operating activities	(1,592,134)	-	(1,592,134)

Cash flows from investing activities
Finance receivables originated	(58,340,423)	-	(58,340,423)
Finance receivables repaid	59,934,161	-	59,934,161
Purchase of property and equipment	(706,512)	-	(706,512)
Proceeds from sale of property and equipment	495,530	-	495,530
Proceeds from sale of finance receivables	76,069	-	76,069

Net cash provided by (used in) investing activities	1,458,825	-	1,458,825

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	(368,373)	-	(368,373)
Demand notes	(511,453)	-	(511,453)
Repayments on senior subordinated debt	-	-	-
Repayments on junior subordinated debt to related parties	-	-	-
Proceeds-variable rate subordinated debentures	10,028,146	-	10,028,146
Payments-variable rate subordinated debentures	(18,634,536)	-	(18,634,536)

Net cash (used in) provided by financing activities	(9,486,216)	-	(9,486,216)

Net change in cash and cash equivalents	(9,619,525)	-	(9,619,525)

Cash and cash equivalents, beginning of year	12,541,302	-	12,541,302

Cash and cash equivalents, end of year	$2,921,777	$-	$2,921,777

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

Year ended September 25, 2008

	As reported	Adjustment	As restated

Cash flows from operating activities
Net loss	$(11,966,366)	$1,979,329	$(9,987,037)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for credit losses	13,812,192	(769,329)	13,042,863
Depreciation	793,776	-	793,776
Amortization	5,714	-	5,714
Impairment loss from write-down of goodwill	991,243	-	991,243
Deferred income tax expense (benefit)	1,210,000	(1,210,000)	-
Loss on sale of property and equipment	20,980	-	20,980
Loss on sale of finance receivables	-	-	-
Change in assets and liabilities:
Other receivables	(93,396)	-	(93,396)
Inventory	(110,246)	-	(110,246)
Other assets	(753,777)	-	(753,777)
Accounts payable and other accrued liabilities	(741,186)	-	(741,186)
Accrued interest payable	525,785	-	525,785

Net cash (used in) provided by operating activities	3,694,719	-	3,694,719

Cash flows from investing activities
Finance receivables originated	(73,335,373)	-	(73,335,373)
Finance receivables repaid	67,630,531	-	67,630,531
Purchase of property and equipment	(1,586,379)	-	(1,586,379)
Proceeds from sale of property and equipment	85,319	-	85,319
Proceeds from sale of finance receivables	-	-	-

Net cash provided by (used in) investing activities	(7,205,902)	-	(7,205,902)

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	183,227	-	183,227
Demand notes	(2,333,214)	-	(2,333,214)
Repayments on senior subordinated debt	-	-	-
Repayments on junior subordinated debt to related parties	-	-	-
Proceeds-variable rate subordinated debentures	15,435,214	-	15,435,214
Payments-variable rate subordinated debentures	(15,087,019)	-	(15,087,019)

Net cash (used in) provided by financing activities	(1,801,792)	-	(1,801,792)

Net change in cash and cash equivalents	(5,312,975)	-	(5,312,975)

Cash and cash equivalents, beginning of year	17,854,277	-	17,854,277

Cash and cash equivalents, end of year	$12,541,302	$-	$12,541,302

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

Year ended September 25, 2007

	As reported	Adjustment	As restated
Cash flows from operating activities
Net income (loss)	$375,637	$(4,167,287)	$(3,791,650)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for credit losses	4,982,494	2,957,287	7,939,781
Depreciation	794,418	-	794,418
Amortization	5,714	-	5,714
Impairment loss from write-down of goodwill	365,824	-	365,824
Deferred income tax expense (benefit)	(565,000)	1,210,000	645,000
Loss on sale of property and equipment	19,012	-	19,012
Loss on sale of finance receivables	-	-	-
Change in assets and liabilities:
Other receivables	151,586	-	151,586
Inventory	(861,312)	-	(861,312)
Other assets	360,762	-	360,762
Accounts payable and other accrued liabilities	494,778	-	494,778
Accrued interest payable	2,747,680	-	2,747,680

Net cash (used in) provided by operating activities	8,871,593	-	8,871,593

Cash flows from investing activities
Finance receivables originated	(76,942,622)	-	(76,942,622)
Finance receivables repaid	72,779,841	-	72,779,841
Purchase of property and equipment	(1,032,849)	-	(1,032,849)
Proceeds from sale of property and equipment	580,338	-	580,338
Proceeds from sale of finance receivables	-	-	-

Net cash provided by (used in) investing activities	(4,615,292)	-	(4,615,292)

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	(156,886)	-	(156,886)
Demand notes	(2,145,476)	-	(2,145,476)
Repayments on senior subordinated debt	(600,000)	-	(600,000)
Repayments on junior subordinated debt to related parties	(370,000)	-	(370,000)
Proceeds-variable rate subordinated debentures	14,132,396	-	14,132,396
Payments-variable rate subordinated debentures	(10,181,582)	-	(10,181,582)

Net cash (used in) provided by financing activities	678,452	-	678,452

Net change in cash and cash equivalents	4,934,753	-	4,934,753

Cash and cash equivalents, beginning of year	12,919,524	-	12,919,524

Cash and cash equivalents, end of year	$17,854,277	$-	$17,854,277

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

Impacts on the Quarterly Consolidated Financial Statements

The Company also restated the quarterly consolidated financial statements for each of the quarters in fiscal years 2009, 2008 and 2007 on the following pages in the annual report on Form 10-K/A, in lieu of separately amending each Form 10-Q for the respective quarters in fiscal years 2009, 2008 and 2007.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

	As reported	Adjustment	As restated
As of, or for the three months ended December 25, 2008

Finance receivables, net	$67,213,838	$(8,384,026)	$58,829,812
Accumulated deficit	$(16,202,577)	$(8,384,026)	$(24,586,603)

Provision for credit losses	$(2,234,641)	$(441,137)	$(2,675,778)
Net loss	$(1,628,864)	$(441,137)	$(2,070,001)

As of March 25, 2009

Finance receivables, net	$62,119,371	$(8,700,284)	$53,419,087
Accumulated deficit	$(19,310,290)	$(8,700,284)	$(28,010,574)

For the three months ended March 25, 2009

Provision for credit losses	$(1,898,485)	$(316,258)	$(2,214,743)
Net loss	$(3,107,713)	$(316,258)	$(3,423,971)

For the six months ended March 25, 2009

Provision for credit losses	$(4,133,127)	$(757,394)	$(4,890,521)
Net loss	$(4,736,577)	$(757,394)	$(5,493,971)

As of June 25, 2009

Finance receivables, net	$60,369,221	$(8,836,175)	$51,533,046
Accumulated deficit	$(22,554,475)	$(8,836,175)	$(31,390,650)

For the three months ended June 25, 2009

Provision for credit losses	$(2,506,052)	$(135,890)	$(2,641,942)
Net loss	$(3,244,185)	$(135,890)	$(3,380,075)

For the nine months ended June 25, 2009

Provision for credit losses	$(6,639,178)	$(893,285)	$(7,532,463)
Net loss	$(7,980,762)	$(893,285)	$(8,874,047)

As of September 25, 2009

Finance receivables, net	$56,282,881	$(8,926,786)	$47,356,095
Accumulated deficit	$(26,524,906)	$(8,926,786)	$(35,451,692)

For the three months ended September 25, 2009

Provision for credit losses	$(2,990,544)	$(90,612)	$(3,081,156)
Net loss	$(3,970,431)	$(90,612)	$(4,061,043)

For the year ended September 25, 2009

Provision for credit losses	$(9,629,722)	$(983,897)	$(10,613,619)
Net loss	$(11,951,193)	$(983,897)	$(12,935,090)

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

	As reported	Adjustment	As restated
As of, or for the three months ended December 25, 2007

Finance receivables, net	$77,421,347	$(8,934,984)	$68,486,363
Accumulated deficit	$(3,187,834)	$(8,934,984)	$(12,122,818)

Provision for credit losses	$(2,042,673)	$(222,766)	$(2,265,439)
Net loss	$(580,487)	$(222,766)	$(803,253)

As of March 25, 2008

Finance receivables, net	$73,260,824	$(9,071,185)	$64,189,639
Accumulated deficit	$(5,410,888)	$(9,071,185)	$(14,482,073)

For the three months ended March 25, 2008

Provision for credit losses	$(3,227,625)	$(136,201)	$(3,363,826)
Net loss	$(2,223,054)	$(136,201)	$(2,359,255)

For the six months ended March 25, 2008

Provision for credit losses	$(5,270,298)	$(358,967)	$(5,629,265)
Net loss	$(2,803,541)	$(358,967)	$(3,162,508)

As of June 25, 2008

Finance receivables, net	$71,616,173	$(9,375,715)	$62,240,458
Accumulated deficit	$(7,719,021)	$(9,375,715)	$(17,094,736)

For the three months ended June 25, 2008

Provision for credit losses	$(3,612,759)	$(304,530)	$(3,917,289)
Net loss	$(2,308,133)	$(304,530)	$(2,612,663)

For the nine months ended June 25, 2008

Provision for credit losses	$(8,883,057)	$(663,497)	$(9,546,554)
Net loss	$(5,111,674)	$(663,497)	$(5,775,171)

As of September 25, 2008

Finance receivables, net	$67,730,473	$(7,942,889)	$59,787,584
Accumulated deficit	$(14,573,713)	$(7,942,889)	$(22,516,602)

For the three months ended September 25, 2008

Provision for credit losses	$(4,929,135)	$1,432,826	$(3,496,309)
Income tax benefit (expense)	$(431,112)	$1,210,000	$778,888
Net loss	$(6,854,692)	$2,642,826	$(4,211,866)

For the year ended September 25, 2008

Provision for credit losses	$(13,812,192)	$769,329	$(13,042,863)
Income tax benefit (expense)	$(527,806)	$1,210,000	$682,194
Net loss	$(11,966,366)	$1,979,329	$(9,987,037)

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

	As reported	Adjustment	As restated
As of, or for the three months ended December 25, 2006

Finance receivables, net	$78,156,778	$(6,570,535)	$71,586,243
Accumulated deficit	$(2,598,312)	$(6,570,535)	$(9,168,847)

Provision for credit losses	$(1,126,703)	$(815,604)	$(1,942,307)
Net income (loss)	$384,672	$(815,604)	$(430,932)

As of March 25, 2007

Finance receivables, net	$75,127,081	$(7,248,753)	$67,878,328
Accumulated deficit	$(2,321,208)	$(7,248,753)	$(9,569,961)

For the three months ended March 25, 2007

Provision for credit losses	$(955,897)	$(678,218)	$(1,634,115)
Net income	$277,105	$678,218	$955,323

For the six months ended March 25, 2007

Provision for credit losses	$(2,082,599)	$(1,493,822)	$(3,576,421)
Net income (loss)	$661,776	$(1,493,822)	$(832,046)

As of June 25, 2007

Finance receivables, net	$75,961,077	$(8,194,693)	$67,766,384
Accumulated deficit	$(2,187,755)	$(8,194,693)	$(10,382,448)

For the three months ended June 25, 2007

Provision for credit losses	$(951,326)	$(945,940)	$(1,897,266)
Net income (loss)	$133,452	$(945,940)	$(812,488)

For the nine months ended June 25, 2007

Provision for credit losses	$(3,033,926)	$(2,439,762)	$(5,473,688)
Net income (loss)	$795,229	$(2,439,762)	$(1,644,533)

As of September 25, 2007

Finance receivables, net	$75,837,823	$(8,712,218)	$67,125,605
Deferred tax assets	$1,210,000	$(1,210,000)	$-
Accumulated deficit	$(2,607,347)	$(9,922,218)	$(12,529,565)

For the three months ended September 25, 2007

Provision for credit losses	$(1,948,568)	$(517,525)	$(2,466,093)
Income tax benefit (expense)	$517,270	$(1,210,000)	$(692,730)
Net income (loss)	$(419,592)	$(3,372,058)	$(3,791,650)

For the year ended September 25, 2007

Provision for credit losses	$(4,982,494)	$(2,957,287)	$(7,939,781)
Income tax benefit (expense)	$100,664	$(1,210,000)	$(1,109,336)
Net income (loss)	$375,637	$(4,167,287)	$(3,791,650)

The Money Tree Inc. and Subsidiaries

Consolidated Balance Sheets

	March 25, 2010	September 25, 2009

	(Unaudited)

Assets

Cash and cash equivalents	$1,197,218	$2,921,777
Finance receivables, net	43,053,747	47,356,095
Other receivables	588,329	716,661
Inventory	1,189,399	2,201,966
Property and equipment, net	3,871,658	4,226,555
Other assets	1,091,032	1,831,146

Total assets	$50,991,383	$59,254,200

Liabilities and Shareholders’ Deficit

Liabilities
Accounts payable and other accrued liabilities	$2,320,893	$2,489,269
Accrued interest payable	13,173,668	13,462,931
Senior debt	125,430	326,517
Variable rate subordinated debentures	70,713,720	73,602,821
Demand notes	3,393,189	3,146,707

Total liabilities	89,726,900	93,028,245

Commitments and contingencies (see Note 10)

Shareholders’ deficit
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	1,677,647
Class B non-voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	-	-
Accumulated deficit	(40,413,164)	(35,451,692)

Total shareholders’ deficit	(38,735,517)	(33,774,045)

Total liabilities and shareholders’ deficit	$50,991,383	$59,254,200

See accompanying notes to consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Operations

	Three months ended March 25,		Six months ended March 25,
	2010	2009	2010	2009

	(Unaudited)		(Unaudited)
		(Restated)		(Restated)
Interest and fee income	$3,086,892	$3,705,789	$6,391,564	$8,300,438
Interest expense	(1,768,630)	(1,868,843)	(3,578,601)	(3,786,066)

Net interest and fee income before provision for credit losses	1,318,262	1,836,946	2,812,963	4,514,372
Reduction in reserve (provision) for credit losses	450,358	(2,214,743)	(2,289,973)	(4,890,521)

Net revenue (loss) from interest and fees after provision for credit losses	1,768,620	(377,797)	522,990	(376,149)
Insurance commissions	1,016,272	2,266,829	2,770,136	4,831,659
Commissions from motor club memberships from company owned by related parties	307,232	325,711	761,558	789,550
Delinquency fees	397,519	431,155	732,105	834,733
Other income	141,199	200,717	263,935	333,826

Net revenue before retail sales	3,630,842	2,846,615	5,050,724	6,413,619

Retail sales	2,689,667	3,848,459	6,117,640	8,442,438
Cost of sales	(1,681,115)	(2,519,341)	(3,781,186)	(5,499,548)

Gross margin on retail sales	1,008,552	1,329,118	2,336,454	2,942,890

Net revenues	4,639,394	4,175,733	7,387,178	9,356,509

Operating expenses
Personnel expense	(3,438,671)	(4,160,165)	(7,144,611)	(8,168,860)
Facilities expense	(951,063)	(970,686)	(1,993,150)	(2,016,241)
General and adminstrative expenses	(593,122)	(780,363)	(1,263,922)	(1,630,883)
Other operating expenses	(870,888)	(1,772,983)	(1,961,109)	(3,118,989)

Total operating expenses	(5,853,744)	(7,684,197)	(12,362,792)	(14,934,973)

Net operating loss	(1,214,350)	(3,508,464)	(4,975,614)	(5,578,464)
Gain on sale of property and equipment	1,031	84,493	14,142	84,493

Loss before income tax expense	(1,213,319)	(3,423,971)	(4,961,472)	(5,493,971)
Income tax expense	-	-	-	-

Net loss	$(1,213,319)	$(3,423,971)	$(4,961,472)	$(5,493,971)

Net loss per common share, basic and diluted	$(41.07)	$(115.89)	$(167.92)	$(185.95)

Weighted average shares outstanding	29,546	29,546	29,546	29,546

See accompanying notes to consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Six months ended March 25,	2010	2009

	(Unaudited)
		(Restated)
Cash flows from operating activities
Net loss	$(4,961,472)	$(5,493,971)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses	2,289,973	4,890,521
Depreciation	388,261	459,227
Amortization	254	2,381
Gain on sale of property and equipment	(14,142)	(84,493)
Change in assets and liabilities:
Other receivables	128,332	(497,426)
Inventory	1,012,567	579,881
Other assets	739,860	221,890
Accounts payable and other accrued liabilities	(168,376)	(115,580)
Accrued interest payable	(289,263)	(1,196,568)

Net cash used in operating activities	(874,006)	(1,234,138)

Cash flows from investing activities
Finance receivables originated	(23,635,415)	(30,547,836)
Finance receivables repaid	25,647,789	32,025,811
Purchase of property and equipment	(103,421)	(434,355)
Proceeds from sale of property and equipment	84,200	486,750

Net cash provided by investing activities	1,993,153	1,530,370

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	(201,087)	15,728
Demand notes	246,482	(798,442)
Proceeds-variable rate subordinated debentures	4,693,866	1,596,418
Repayments-variable rate subordinated debentures	(7,582,967)	(10,461,473)
Net cash used in financing activities	(2,843,706)	(9,647,769)

Net change in cash and cash equivalents	(1,724,559)	(9,351,537)

Cash and cash equivalents, beginning of period	2,921,777	12,541,302

Cash and cash equivalents, end of period	$1,197,218	$3,189,765

See accompanying notes to consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Six months ended March 25,	2010	2009

	(Unaudited)

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:

Cash paid during the period for:
Interest	$3,826,960	$4,928,095

See accompanying notes to consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 1 – BASIS OF PRESENTATION

The consolidated financial statements of The Money Tree Inc., a Georgia corporation, and all of its subsidiaries (collectively, the “Company”) included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the United States (U.S.) Securities and Exchange Commission (SEC). Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) have been omitted. For a description of significant accounting policies used by the Company in the preparation of its consolidated financial statements, see Note 2 to the Consolidated Financial Statements in the Company’s 2009 Annual Report on Form 10-K/A.

The consolidated financial statements include the accounts of the Company after eliminating all significant intercompany transactions and reflect all normal, recurring adjustments which are, in the opinion of management, necessary to present a fair statement of the results of operations of the Company in conformity with GAAP for the interim periods reported. The results of operations for the three and six months ended March 25, 2010 and 2009 are not necessarily indicative of the results for the full fiscal year.

Restated Results of Operations

The Company is restating its previously reported financial information for the three and six months ended March, 25, 2009 to correct errors in the consolidated financial statements related to the determination of provision for credit losses and net loss. In addition, the following Notes to the Consolidated Financial Statements contain restated financial data related to the above periods: 1, 2, 4 and 12. Summarized restated amounts for the three and six months ended March 25, 2009 have previously been included in the amended Annual Report filed on Form 10-K/A on May 28, 2010. These restated consolidated financial statements supersede the Company’s previously issued consolidated financial statements reported in the Company’s Form 10-Q filed with the SEC on May 11, 2009. These changes are summarized below:

	As reported	Adjustment	As restated

For the three months ended
March 25, 2009
Provision for credit losses	$(1,898,485)	$(316,258)	$(2,214,743)
Net loss	$(3,107,713)	$(316,258)	$(3,423,971)

For the six months ended
March 25, 2009
Provision for credit losses	$(4,133,127)	$(757,394)	$(4,890,521)
Net loss	$(4,736,577)	$(757,394)	$(5,493,971)

The Company determined that its policy with respect to consumer bankrupt accounts did not sufficiently reserve for loan losses at the time that customers filed for bankruptcy, and thus did not accurately reflect the likelihood that such accounts eventually would be charged off. After analyzing its consumer bankruptcy portfolio, management of the Company has decided that consumer bankrupt accounts should be charged off fully (i.e. removed from the loan portfolio) within 30 days after receipt of the notice of bankruptcy filing.

NOTE 2 – NATURE OF BUSINESS

The business of The Money Tree Inc. and subsidiaries consists of: the operation of finance company offices in 95 locations throughout Georgia, Alabama, Louisiana and Florida; sales of merchandise (principally furniture, appliances, and electronics) at certain finance company locations; and the operation of two used automobile dealerships in Georgia. The Company also earns revenues from commissions on premiums written for certain insurance products, when requested by loan customers, as an agent for a non-affiliated insurance company. Revenues are also generated from commissions on the sales of automobile

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 2 – NATURE OF BUSINESS (CONTINUED)

club memberships from a company owned by related parties and commissions from sales of prepaid telephone service and prepaid cellular services.

The Company’s loan portfolio consists of consumer sales finance contracts receivables, auto sales finance contracts and direct consumer loan receivables. Consumer sales finance contracts receivables consist principally of retail installment sale contracts collateralized primarily by consumer goods sold by our consumer good dealerships, subject to credit approval, in the locations where the Company operates offices. Auto sales finance contracts receivables are motor vehicle installment contracts collateralized by motor vehicles sold by our auto segment dealerships. Direct consumer loan receivables are loans originated directly to customers for general use, which are collateralized by existing automobiles or consumer goods, or are unsecured.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The operations of the Company reflect continued pressure from an uncertain economy and the negative impact of the turmoil in the credit markets. For the six months ended March 25, 2010 and the fiscal year ended September 25, 2009, respectively, the Company incurred net losses of $4,961,472 and $12,935,090 and as of March 25, 2010 and September 25, 2009, had a shareholders’ deficit of $38,735,517 and $33,774,045, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company has closely monitored and managed its liquidity position, understanding that this is of critical importance in the current economic environment; however, the current economic environment makes the cash forecast difficult to predict.

The average term of our direct consumer loans is less than seven months; therefore, we have substantially curtailed the amount of funds we have been loaning to our customers and are focusing on collections to increase cash flow and address our current cash flow problems. In addition, during the six months ended March 25, 2010, the Company tightened its risk management controls related to new loans, resulting in a decrease in loan originations of $6.9 million from the same period in the prior year. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, originate new loans and to ultimately attain successful operations.

On January 26, 2010, the Company temporarily suspended our offerings of variable rate subordinated debentures and subordinated demand notes for sale in compliance with Section 10(a)(3) of the Securities Act of 1933, as amended. Pursuant to Undertaking 1(i) of the Company’s registration statements on Form S-1, we filed post effective amendments to such registration statements with the SEC on January 12, 2010 to update our financial information. We will not resume offering these securities until such time as these registration statements are declared effective by the SEC.

We believe the cash flow from our operations coupled with sales of the debentures and demand notes, when sales of these securities resume, will be sufficient to cover our liquidity needs and cash flow requirements during 2010. However, there can be no assurances that the Company will sell any debentures or demand notes or that its other actions to preserve cash flows will be successful. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset. This ASU codifies the consensus reached in EITF Issue No. 09-I, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset.” The amendments to the FASB Accounting Standards Codification™ (FASB ASC) provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. ASU 2010-18 is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. Early application is permitted. Upon initial adoption of ASU 2010-18, an entity may make a one-time election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. We are currently evaluating the impact, if any, this guidance will have on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to improve the reporting for the transfer of financial assets resulting from (1) practices that have developed since the issuance of previous guidance that are not consistent with the original intent and key requirements of that guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. These revisions to FASB ASC 860, “Transfers and Servicing,” must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity (VIE) based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. These revisions to FASB ASC 810, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” also require an ongoing reconsideration of the primary beneficiary, and amend the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise’s involvement in a VIE. This guidance is effective at the start of an entity’s first annual reporting period beginning after November 15, 2009. We are currently evaluating the impact, if any, this guidance will have on our consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 4 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Finance receivables consisted of the following:

	March 25, 2010	September 25, 2009

	(Unaudited)
Finance receivables, direct consumer	$17,940,537	$20,098,661
Finance receivables, consumer sales finance	15,003,653	16,663,172
Finance receivables, auto sales finance	27,544,879	30,151,923

Total gross finance receivables	60,489,069	66,913,756
Unearned insurance commissions	(2,075,992)	(1,996,614)
Unearned finance charges	(8,097,649)	(9,243,875)
Accrued interest receivable	455,808	608,209

Finance receivables, before allowance for credit losses	50,771,236	56,281,476
Allowance for credit losses	(7,717,489)	(8,925,381)

Finance receivables, net	$43,053,747	$47,356,095

An analysis of the allowance for credit losses is as follows:

	As of and for the six months ended March 25, 2010	As of and for the year ended September 25, 2009	As of and for the six months ended March 25, 2009

	(Unaudited)		(Unaudited)
			(Restated)
Beginning balance	$8,925,381	$8,813,728	$8,813,728
Provisions for credit losses	2,289,973	10,613,619	4,890,521

Charge-offs
Direct consumer	(2,889,889)	(8,589,238)	(4,573,294)
Consumer sales finance	(1,312,366)	(3,966,748)	(2,860,683)
Auto sales finance	(758,909)	(1,768,170)	(819,020)

Recoveries-non-file insurance (direct consumer)	999,683	2,795,483	2,397,583
Recoveries-other	450,468	963,918	474,924

Other	13,148	62,789	103,747

Ending balance	$7,717,489	$8,925,381	$8,427,506

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 5 – INVENTORY

Inventory consisted of the following:

	March 25, 2010		September 25, 2009

	(Unaudited	)
Used automobiles	$546,835		$1,159,473
Home furnishings and electronics	642,564		1,042,493

Total inventory	$1,189,399		$2,201,966

NOTE 6 – ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

	March 25, 2010		September 25, 2009

	(Unaudited	)
Accounts payable	$440,945		$150,144
Insurance payable, loan related	382,105		414,470
Accrued payroll	409,468		472,772
Accrued payroll taxes	38,414		35,642
Sales tax payable	916,941		1,072,007
Other liabilities	133,020		344,234

Total accounts payable and other accrued liabilities	$2,320,893		$2,489,269

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 7 – DEBT

Debt consisted of the following:

	March 25, 2010		September 25, 2009

	(Unaudited	)
Senior debt: due to banks and commercial finance companies, collateralized by inventory and certain automotive equipment, and certain notes include personal guarantees of a shareholder, interest at prime plus 2%, due 2010. The carrying values of the collateral at March 25, 2010 and September 25, 2009 were $125,430 and $362,206, respectively.	$125,430		$326,517

Total senior debt	125,430		326,517

Variable rate subordinated debentures issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.25% to 9.6%, due at various dates through 2013.	26,323,084		30,730,844

Variable rate subordinated debentures issued by The Money Tree Inc.: due to individuals, unsecured, interest at 6.0% to 8.7%, due at various dates through 2013.	44,390,636		42,871,977

Total subordinated debentures	70,713,720		73,602,821

Demand notes issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	318,186		441,747

Demand notes issued by The Money Tree Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	3,075,003		2,704,960

Total demand notes	3,393,189		3,146,707

Total debt	$74,232,339		$77,076,045

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 8 – INCOME TAXES

At the end of each quarter, the Company makes its best estimate of the effective tax rate expected to be applicable for the full fiscal year and uses that rate in providing for income taxes on a current year-to-date basis.

NOTE 9 – RELATED PARTY TRANSACTIONS

Martin Family Group, L.L.L.P. owns the real estate of thirteen branch offices, one used car lot, and the Company’s principal executive offices. The estate of the Company’s founder and former CEO is a limited partner of Martin Family Group, L.L.L.P. and also is the holder of the majority of the Company’s common stock. A Company shareholder is the president of Martin Investments, Inc. which is the managing general partner of Martin Family Group, L.L.L.P. The Company has entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease, L.L.C., leases, and then subleases to the Company, another 45 branch office locations and two used car lots for amounts greater than are paid in the underlying leases. This spread is generally to cover property operating cost or improvements made directly by these entities. In the opinion of management, rates paid for these are comparable to those obtained from third parties. As noted above, a Company shareholder is the President of Martin Investments, Inc., which ultimately controls Martin Sublease, L.L.C. Total rents paid were $1,040,101 and $1,102,684 for the six months and $636,364 and $546,708 for the three months ended March 25, 2010 and 2009, respectively, and are included in operating expense in the accompanying unaudited consolidated statements of operations.

The Company receives commissions from sales of motor club memberships from an entity owned by the Company’s President and late founder’s three children (of which one is a Director), pursuant to an Agency Sales Agreement. Commissions earned on the sale of these memberships were $761,558 and $789,550 for the six months and $307,232 and $325,711 for the three months ended March 25, 2010 and 2009, respectively.

The Company also engages from time to time in other transactions with related parties. Refer to the “Related Party Transactions” disclosure in the notes to the Company’s Consolidated Financial Statements as of and for the year ended September 25, 2009.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 10 – CONTINGENT LIABILITIES

The Company is a party to litigation arising in the normal course of business. With respect to all such lawsuits, claims, and proceedings, the Company establishes reserves when it is probable a liability has been incurred and the amount can reasonably be estimated. In the opinion of management, the resolution of such matters will not have a material effect on the financial position, cash flows or results of operations of the Company.

NOTE 11 – DISCRETIONARY BONUSES

From time to time, the Company pays discretionary bonuses to its employees. The amount of these bonuses charged to operating expenses was $958,009 and $1,296,749 for the six months and $396,089 and $707,283 for the three months ended March 25, 2010 and 2009, respectively.

NOTE 12 – SEGMENT FINANCIAL INFORMATION

FASB ASC 280, “Segment Reporting,” requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance. The Company has two reportable segments: Consumer Finance and Sales and Automotive Finance and Sales.

Consumer finance and sales segment

This segment is comprised of original core operations of the Company representing the small consumer loan business in the four states in which the Company operates. The 95 offices that make up this segment are similar in size and in the markets they serve. All, with few exceptions, offer consumer goods for sale acting as an agent for another subsidiary of the Company, Home Furniture Mart Inc., which is aggregated in this segment since its sales are generated through these finance offices. This segment is structured with branch management reporting through a regional management level to an operational manager and ultimately to the chief operating decision maker.

Automotive finance and sales segment

This segment is comprised of two used automobile sales locations and offers financing in conjunction with these sales. These locations target similar customers in the Bainbridge, GA and Dublin, GA markets and surrounding areas who generally cannot qualify for traditional financing. The sales and the financing organizations are aggregated in the segment. A general manager is responsible for sales and finance administration at each of the locations and reports to an operational manager and ultimately to the chief operating decision maker.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in the Company’s Annual Report on Form 10-K/A. Performance is measured by various factors such as segment profit, loan volumes and delinquency and loss management. All corporate expenses are allocated to the segments. Provision for income taxes are not allocated to segments.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Six months ended March 25, 2010	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

In Thousands		(Unaudited)
Net revenues (loss) before retail sales	$5,351	$(300)	$5,051

Gross margin on retail sales	1,478	858	2,336

Operating expenses	(10,750)	(1,613)	(12,363)

Operating loss	$(3,921)	$(1,055)	$(4,976)

March 25, 2010

In Thousands
Assets:
Total assets for reportable segments	$26,152	$22,726	$48,878

Cash and cash equivalents at corporate level			(464)
Other receivables at corporate level			588
Property and equipment, net at corporate level			898
Other assets at corporate level			1,091

Consolidated Assets			$50,991

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Six months ended March 25, 2009	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

In Thousands		(Unaudited)
	(Restated)		(Restated)

Net revenues (loss) before retail sales	$6,590	$(176)	$6,414

Gross margin on retail sales	1,599	1,344	2,943

Operating expenses	(13,162)	(1,773)	(14,935)

Operating loss	$(4,973)	$(605)	$(5,578)

March 25, 2009

In Thousands
	(Restated )		(Restated )
Assets:
Total assets for reportable segments	$36,187	$25,758	$61,945

Cash and cash equivalents at corporate level			652
Other receivables at corporate level			1,454
Property and equipment, net at corporate level			1,078
Other assets at corporate level			2,274

Consolidated Assets			$67,403

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Three months ended March 25, 2010	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

In Thousands		(Unaudited)
Net revenues (loss) before retail sales	$3,859	$(228)	$3,631

Gross margin on retail sales	462	547	1,009

Operating expenses	(5,115)	(739)	(5,854)

Operating loss	$(794)	$(420)	$(1,214)

March 25, 2010

In Thousands
Assets:
Total assets for reportable segments	$26,152	$22,726	$48,878

Cash and cash equivalents at corporate level			(464)
Other receivables at corporate level			588
Property and equipment, net at corporate level			898
Other assets at corporate level			1,091

Consolidated Assets			$50,991

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Three months ended March 25, 2009	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

In Thousands		(Unaudited)
	(Restated)		(Restated)
Net revenues (loss) before retail sales	$2,920	$(73)	$2,847

Gross margin on retail sales	656	673	1,329

Operating expenses	(6,809)	(875)	(7,684)

Operating loss	$(3,233)	$(275)	$(3,508)

March 25, 2009

In Thousands
	(Restated )		(Restated )
Assets:
Total assets for reportable segments	$36,187	$25,758	$61,945

Cash and cash equivalents at corporate level			652
Other receivables at corporate level			1,454
Property and equipment, net at corporate level			1,078
Other assets at corporate level			2,274

Consolidated Assets			$67,403

THE MONEY TREE INC.

$35,000,000 Subordinated Demand Notes

PROSPECTUS

July 2, 2010